JUN 26 2003

P.E.
12-31-02

AR/S



Provident Financial Group, Inc.

2002 Annual Report

PROCESSED
JUN 27 2003
THOMSON
FINANCIAL

CONTENTS

2 Letter to Shareholders
5 Primary Business Groups
6 Executing Our Strategy
14 Financial Review
88 Board of Directors & Executive Management
89 Corporate, Investor & Shareholder Information

Provident Financial Group, Inc. is a bank holding company located in Cincinnati, Ohio. Its primary subsidiary, The Provident Bank, opened its first office in Cincinnati on May 29, 1902. Over the past 100 years, Provident has expanded its retail banking presence throughout Southwestern Ohio, Northern Kentucky and the West Coast of Florida, and has added commercial lending offices throughout Ohio and surrounding states. Currently, 3,400 Provident associates serve over 600,000 customers.

FINANCIAL HIGHLIGHTS

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Earnings and Dividends *(Dollars in Thousands)*					
Net Income	**$ 95,451**	$ (1,003)	$ 56,541	$ 126,610	$ 117,651
Cash Dividends Declared on Common Shares	**47,385**	47,053	46,789	40,100	37,079
Per Common Share					
Net Earnings					
Basic	**$ 1.94**	$ (0.04)	$ 1.14	$ 2.66	$ 2.47
Diluted	**1.88**	(0.04)	1.12	2.58	2.38
Dividends	**0.96**	0.96	0.96	0.88	0.80
Book Value	**17.91**	16.15	18.79	17.89	16.30
Selected Financial Ratios					
Return on Assets	**0.58%**	(0.01)%	0.42%	1.20%	1.29%
Return on Equity	**11.27**	(0.11)	6.32	16.20	15.45
Net Interest Margin	**2.41**	2.19	2.40	3.02	3.32
Tier 1 Leverage Ratio	**7.81**	6.65	8.21	9.67	8.43
Tier 1 Capital to Risk-Weighted Assets	**9.40**	7.95	8.56	8.57	8.24
Total Risk-Based Capital					
To Risk-Weighted Assets	**11.43**	10.71	10.60	10.82	10.85
Reserve for Loan and Lease Losses					
To Total Loans and Leases	**2.20**	2.69	1.99	1.43	1.36
To Nonaccrual Loans	**120.80**	136.35	165.71	170.98	178.09
Nonaccrual Loans to Total Loans and Leases	**1.82**	1.98	1.20	0.84	0.77
Financial Position at December 31 *(Dollars in Thousands)*					
Total Assets	**$ 17,540,009**	$ 16,560,831	$ 14,996,847	$ 11,848,558	$ 9,576,001
Total Loans and Leases	**9,133,795**	8,950,123	7,995,906	6,634,081	5,879,154
Leased Equipment	**2,350,356**	2,651,394	2,385,934	1,807,330	1,206,981
Deposits	**9,848,979**	8,854,250	8,829,110	7,229,988	5,956,479
Shareholders' Equity	**880,371**	801,833	924,358	876,870	777,141
Off-Balance Sheet Managed Assets	**2,068,310**	3,137,990	4,621,363	4,641,238	2,571,459

This annual report includes forward-looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: sharp and/or rapid changes in interest rates; significant changes in the anticipated economic scenario which could materially change anticipated credit quality trends; the ability to generate loans and leases; significant cost, delay in, or inability to execute strategic initiatives designed to grow revenues and/or manage expenses; consummation of significant business combinations or divestitures; and significant changes in accounting, tax or regulatory practices or requirements and factors noted in connection with forward-looking statements. Additionally, borrowers could suffer unanticipated losses without regard to general economic conditions. The result of these and other factors could cause differences from expectations in the level of defaults, changes in risk characteristics of the loan and lease portfolio and changes in the provision for loan and lease losses. Forward-looking statements speak only as of the date made. Provident undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

A MESSAGE FROM THE CEO

Dear Fellow Shareholders:

This year my letter to you was finished by late January. It told a terrific story for 2002—solid accomplishments of stabilizing our company and lowering the risk profile. We met or exceeded earnings targets every quarter and for the year, and entered 2003 with positive signs coming from all critical categories—revenues growing, fee income growing, charge-offs declining, non-performing assets declining. Overall, 2002 was a year of positive accomplishments in a difficult economic environment.

All of these statements are still true, however, a blemish was added when our finance and accounting staff discovered an accounting error in late February. The error dates back to 1997 and resulted in our announcing on March 5, 2003 a restatement of our earnings for the last six years. I refer you to page 56 for details. The error was unintentional and relates to nine auto lease financing transactions originated between 1997 and 1999. Upon discovery, we immediately notified state and federal regulators, our Audit Committee and Board of Directors, and our independent accountants, Ernst & Young. We considered this a very serious matter and moved quickly to set things right.

An independent review was initiated on March 12 to further examine this issue in more detail. As a result of this review, another issue surfaced. Similar to most banks, since 1994, we have recorded our auto leases as finance leases. This matches interest income and expense, and is similar to how we record all of our loans. This accounting treatment was reaffirmed by Ernst & Young before we announced the restatement on March 5. We insure our residuals on a pool basis to a level necessary to effectively remove residual risk. It has now been determined that this approach does not meet the technical requirements of FAS 13 "Accounting for Leases," and as a result, we have reclassified our entire auto lease portfolio as operating leases and are depreciating the assets. This method does not substantially change the total amount of income reported, only the timing. It results in less income in earlier periods and more income in later periods. Accordingly, we have restated earnings for all prior periods. Cumulatively, this is a $44.4 million after-tax change. However, income to be recognized in future years will be increased by a substantially similar aggregate amount. See page 56 for details. On a restated basis, 2002 net income was $95.5 million or $1.88 per share compared with a loss of $1.0 million or 4 cents per share for 2001.

This was all very disappointing. The March 5 announcement concerned an unintentional error we made. This latest issue is different. We were following an industry practice and our auditors had reviewed and approved this approach. They have now changed their opinion. Nevertheless, the future looks promising for our company and ironically, the additional restatement will add to earnings as we move forward. Provident is a very solid company. Our strategy is the correct one and our growth prospects remain positive.

The remainder of my letter to you focuses on the future direction of our company, including our four primary business groups. Specifically, I will discuss how we are executing our corporate strategy of reducing risk and creating more profitable and stable businesses to produce a more predictable earnings stream.

For 2003, we expect continued improvement in credit metrics in our commercial lending portfolio. Throughout 2002, we established many new relationships with regional middle-market companies, generating significant business; however, profitability and growth are still being inhibited by two factors: run-off from our structured finance lending portfolio and charge-offs. Commercial deposit growth was exceptional in 2002 and we expect this trend to continue throughout 2003. In conjunction with our corporate strategy, we are very focused on increasing deposits company-wide, and commercial banking plays a significant role in this effort. Our treasury management business continues to expand its sources of revenue and is doing an excellent job growing fee-based income. We have aggressive growth plans for our treasury management business in 2003. Commercial real estate, in particular Red Capital Group, produced excellent results in both 2002 and 2001—a trend we expect to continue. Our middle-market equipment leasing and financing business also had an excellent year in 2002, growing its leasing portfolio $174 million or 18 percent. We also anticipate another good year for equipment leasing in 2003. Currently, 35 percent of our commercial banking revenue comes from sources other than lending, compared with 19 percent two years ago. We are increasingly confident in the growth prospects for our commercial businesses. Overall, we are targeting a five percent increase in average assets for 2003.

2002 was a very strong year for our retail businesses. Early in the year, we



introduced a free checking account and added nearly 58,000 new accounts, a 100 percent increase over the number of accounts opened in 2001. We are currently below the industry average in our percentage of transactional deposit accounts. We are determined to improve this ratio. Based on our achievements in 2002, we are looking for continued growth in this area in 2003. We have a better line-up of products now and have increased our marketing budget accordingly. A combination of better products and increased advertising should provide our sales force with additional opportunities to penetrate our existing customer base and develop new relationships. We also continue to grow our prime home equity business. This is one of the lowest credit risk products we offer. Home equity loans were up over 50 percent in 2002, and we are targeting over 30 percent growth for 2003. The execution of our retail plan will continue to positively impact our move toward a lower risk profile.

Provident Financial Advisors, which includes private banking, institutional trust, insurance and investments, also had a solid year despite depressed market conditions. A number of new relationships were added in 2002 as a result of commercial and retail cross-sell opportunities. Low-cost deposits grew 55 percent and non-lending revenues increased 9 percent compared with just 1 percent two years ago. This business is perfectly aligned with our overall corporate strategy to generate deposits and consistent, recurring fee income, while broadening and deepening relationships from our core customer base. We expect to see continued earnings contributions coming from this business in 2003.

In our residential mortgage loan business, the transformation to an originate-and-sell strategy is basically complete and should contribute significantly to 2003 earnings. Our third-party residential mortgage loan servicing business had a very successful year in 2002 and entered 2003 with a servicing portfolio exceeding $5 billion. This business provides a reliable source of fee-based income and has excellent growth prospects for 2003. In line with our overall corporate strategy, the non-conforming residential mortgage loan portfolio declined 36 percent to $561 million from $878 million at year-end 2001. The transformation of our mortgage business is significant—lower risk going forward coupled with higher earnings contributions.

Despite the difficult operating conditions, we expect modest improvement in 2003 in our credit quality metrics. We have invested in the breadth and depth of our risk management team and this has significantly enhanced our credit processes and risk management in general. These improvements are central to our corporate strategy as well.

We significantly improved our capital position in 2002, issuing $165 million of Real Estate Investment Trust (REIT) Preferred Securities. Our Tier I capital ratio was 9.40 percent at December 31, 2002, compared with 7.95 percent at the end of 2001. Our total risk based capital ratio was 11.43 percent at December 31, 2002, compared with 10.71 percent at the end of 2001.

Over the past few years, we have made significant investments in technology and processes to better

serve our customers. In last year's letter, I mentioned our retail customer relationship management system. It was up and running in the first quarter of 2002 and continues to enhance the way we interact with our customers. It is key to providing our retail associates with the right information on a real-time basis. As I write this letter, we are completing the first phase of a major initiative we call "creating customer value." There are three main goals to this initiative: building an organizational culture that is committed to meeting and exceeding customer expectations; clarification or repositioning of the company's image, identity, and vision to align with our overall business strategy; and creating experiences that make our company unique and set us apart from the competition.

2002 was another strong year for Provident in the community at large. We were once again awarded an outstanding Community Reinvestment Act (CRA) rating. We are dedicated to making a difference in the communities we serve. It is important to our associates that we take being a good corporate citizen seriously. We have many associates who are active volunteers in our communities. We encourage their work and back it up with financial commitments. It is important!

In summary, a solid 2002, and we look forward to an improved 2003. This is a different company than it was two years ago. Our risk profile is significantly lower and we have less earnings volatility. We believe we can continue to grow the company at a very acceptable rate over the next several years. The near-term is harder to predict due to economic uncertainty. In particular, it is difficult to gauge the effect certain world events could have on our economy and on our commercial aircraft portfolio, which now stands at $178 million. Our expectations for 2003 are based on a relatively flat economic outlook with no further downturn. An improvement in the economy should positively impact our business plan for the year.

The decisions necessary to improve our company have been made. We realized positive results in 2002. The accounting error and earnings restatements are a blemish to an otherwise solid performance. Once again, we apologize. We are working diligently to make sure this does not happen again. While there certainly could be some bumps due to the uncertainties in the economy, our overall direction is clear—a less volatile company, poised for growth.

At Provident, we strongly believe that management accountability and good corporate governance will support and enhance the long-term success and reputation of our company. Our board is comprised of all independent directors, with the exception of myself. Additionally, none of our outside directors receive any consulting, legal or other non-director fees from the company. Certain corporate governance guidelines established more recently by many companies have been in place at Provident for a number of years.

We have an excellent leadership team in place and they have worked extremely hard to position this company for a very positive future. I want to thank all of our associates for their continued dedication. Our future depends on their hard work. This team is absolutely committed to creating value for our customers, our associates, our community, and most importantly for you, our shareholders.

Sincerely,



Robert Hoverson
President & Chief Executive Officer

April 15, 2003

BY DELIVERING A SUPERIOR EXPERIENCE

"...we are completing the first phase of a major initiative we call 'creating customer value.' There are three main goals to this initiative: building an organizational culture that is committed to meeting and exceeding customer expectations; clarification or repositioning of the company's image, identity, and vision to align with the overall business strategy; and creating experiences that make our company unique and set us apart from the competition."

Primary Business Groups

Commercial

Provides a broad range of commercial banking and commercial real estate products, services and solutions. Areas of focus and expertise include regional middle-market lending, equipment leasing and financing, treasury management, and loan servicing, transaction structuring and various capital solutions for the multi-family housing industry.

Retail

Provides a variety of deposit, credit and investment products, services and solutions to consumers and small businesses through various delivery channels including: branches, call center, ATMs and the internet. Consumer lending primarily focuses on offering home equity loans to high credit-quality borrowers.

Mortgage

Provides conforming and non-conforming residential mortgage loans to consumers, and also offers fee-based loan processing, loan warehousing and servicing for third-party originators. Loans are originated through retail and broker channels and are sold on a whole-loan basis.

Financial Advisors

Provides an extensive range of investment, insurance and financial products, services and solutions to individuals, businesses and government agencies.

COMMERCIAL

Primary Operating Groups

- **Regional Middle-Market Commercial Banking**
- **Commercial Real Estate**
  - **Construction & Interim Lending**
  - **Red Capital Group**
  - **Capstone Realty Advisors**
- **Middle-Market Equipment Leasing & Financing**
- **Treasury Management**

2002 Execution of Strategies

- Strengthened and diversified revenue sources by establishing new fee-based relationships, and helped reduce corporate funding costs by growing low-cost deposits
- Improved credit metrics in commercial lending and leasing portfolios by changing the business mix and reducing higher-risk exposures in structured finance and commercial aircraft leasing
- Engaged in cross-departmental sales training and team-building activities to provide comprehensive solutions and facilitate the cross-selling of non-credit products and services, positioning ourselves as a single-source provider
- Capitalized on market opportunities and existing capabilities to expand our regional presence and made significant investments in our sales force in key locations
- Realized strong earnings contributions from primarily fee-based commercial real estate businesses, Red Capital Group and Capstone Realty Advisors
  - Increased fee-based income 19%
  - Grew loan servicing portfolios 19% to nearly $10 billion
- Continued to generate predictable and sustained earnings from middle-market equipment leasing and financing
  - Grew lease originations 18%
  - Improved credit metrics by focusing on higher quality credit relationships
  - Pursued growth through existing and new private label partnerships and strategic relationships
  - Significantly improved productivity and streamlined procedures through process improvement initiatives
- Increased average deposits 27% and expanded fee-driven revenues 8% in treasury management through technology-driven solutions and competitive product offerings

BY RESPONDING TO CUSTOMER NEEDS

We are using external research to better understand the needs and priorities of our customers. Our findings indicate that a customer's most desired qualities in a banking relationship are: competitive pricing, experience of the relationship manager, access to decision-makers, consistent and predictable execution of the credit approval process, well-trained and knowledgeable sales associates, and quick and effective resolution to errors. Meeting and exceeding these customer expectations are critical factors for success.

In response to customer preferences, we continue to provide a diverse selection of sophisticated products and services, as well as the advice and expertise of relationship managers who average over 15 years of experience in portfolio management and underwriting. Senior management including our CEO are also actively involved in developing customer relationships. Through cross-departmental sales and team-building activities, our associates are better prepared to provide customers with sound advice and comprehensive financial solutions. Responding directly to customer preferences demonstrates our commitment to drive customer service to optimal levels. We will continue to introduce solutions that meet customer expectations and position Provident as the preferred financial institution in an increasingly competitive market.

- Implemented quality management processes in commercial loan servicing and support that were endorsed by ISO 9001:2000 accreditation
- Enhanced risk management and improved operations and compliance functions to streamline the credit approval process and accelerate response time to customers
- Researched and identified critical-path success factors for customer retention and implemented a high-touch calling program with customers

2003 Building for Predictability & Profitable Growth

- Continue to promote our fully-integrated package of financial products and services to supplement our traditional lending activities by focusing on predictable businesses that generate diverse sources of revenue with reduced risk
- Further enhance credit and risk monitoring systems with added functionality, including the development of a commercial data warehouse that allows us to make more informed decisions
- Build on the complimentary product offerings and synergies among our regional middle-market banking, commercial real estate business, and Red Capital Group and Capstone Realty Advisors, to facilitate one-stop customer service
- Continue to invest in and grow middle-market equipment leasing and financing
  - Expand our sales aid and support services to provide seamless integration among all points of sale to further strengthen customer relationships
  - Implement ongoing process improvement initiatives and enhance and upgrade core operating systems to accommodate future growth
- Add functionality to our internet-based cash management system "Provident Commercial Banking Connection" to attract new relationships and generate more business from existing commercial customer base

THROUGH PROCESS IMPROVEMENTS

We continually provide opportunities that enhance our associates' abilities to create value in what they do on a daily basis. Recently, our commercial loan servicing and support associates actively pursued and attained ISO 9001:2000 accreditation. Developed by the International Organization for Standardization, ISO 9001:2000 is a set of standards adopted in more than 100 countries. While ISO certification is common in American manufacturing, few banks have worked toward receiving certification. To earn the certification our associates complied with ISO standards in a required number of quality management practices. We also initiated process improvements in our middle-market equipment leasing and financing business that also focus on quality management practices to consistently deliver and maintain a high level of customer service.

Both of these efforts are part of a broad-based initiative to implement best practices in quality control throughout the company and develop a corporate culture that is dedicated to exceeding customer expectations. Our primary focus is to enhance customer service and increase efficiency through streamlined processes, and most importantly, realize financially measurable results.

RETAIL

Primary Operating Groups

- **Community Banking**
  - **Branch Banking**
  - **Business Banking**
- **Consumer Lending/Prime Home Equity**

2002 Execution of Strategies

- Focused on a "back to basics" approach in our retail branch network, strongly emphasizing core banking products such as checking accounts, mortgages and home equity lines of credit
- Generated deposits by introducing free checking accounts for retail and business banking customers resulting in a 30% increase in low-cost transaction deposits and the opening of nearly 58,000 checking accounts compared with 28,000 new accounts in 2001
- Maintained a strong second place deposit market share within our primary market and also gained deposit market share in our Northern Kentucky and Florida markets
- Completed the roll-out of our customer relationship management software, a state-of-the-art online system that utilizes customer information to better understand and anticipate customer needs
- Continued to focus on high credit-quality borrowers in our prime home equity business and grew new account relationships 38% and increased loan originations 46% as a result of increased marketing efforts, expanded internet relationships, strategic alliances and private label partnerships

THROUGH TRAINING & DEVELOPMENT

In the highly competitive banking environment, the quality of the people who represent our company is critical. For this reason, the training, development and retention of our associates are high priorities. We strive to provide each customer with a personalized level of service delivered consistently and professionally by well-trained, motivated sales associates. Our objective is to create and maintain an environment within all areas of the company where everyone works together to contribute creative ideas, seek challenges, assume leadership and focus on business as well as personal goals. We encourage our associates to concentrate on their long-term goals and we provide them with resources to achieve those goals.

Throughout 2002 we developed, marketed and implemented a required curriculum for all managers and supervisors. Core seminars included The Leadership Challenge®, Supervisory Skills & Management Development Program, Situational Leadership II®, and DiSC® Dimensions of Behavior. We also implemented a training and sales program to support the roll-out of our customer relationship management software, further equipping our associates with resources to better serve customers.

Advanced technology combined with the investments we are making in our associates through training, industry licenses and certifications are examples of our desire to provide customers with a level of service that exceeds the competition.

2003 Building for Predictability & Profitable Growth

- Develop and introduce new technology in our call center to improve efficiencies and further enhance customer service
- Further align our priorities with those of our customers and devote resources to improve customer service levels by utilizing consumer insights obtained from external research
- Continue to drive growth and capture market share in our home equity business by focusing on high credit-quality borrowers, expanding internet delivery channels and relationships, and rolling out an automated underwriting system to enhance productivity and expedite the application process to further improve service quality
- Maintain our momentum of adding low-cost deposit accounts and additional sources of fee-based income by devoting more resources to our retail franchise, including a stronger marketing commitment to gain new customers and deepen existing relationships
- Integrate business banking sales associates into our retail branch network to provide greater accessibility and responsiveness to customers
- Position ourselves to become the primary financial product and service provider for each household we serve by continuing to improve the productivity and knowledge base of our sales associates through training, process improvements and advanced technology

BY BUILDING RELATIONSHIPS

As the banking industry becomes increasingly competitive and products become even more of a commodity, it is imperative that we become something more to our customers and associates. The initiative of "Creating Customer Value" is a way to set us apart from the competition—it provides our customers and associates with a reason to believe in our company. In order to be successful at accomplishing this, we need to bring together the brand experience, the customer experience and the employee experience to create the "Provident Experience."

This initiative will reinforce our identity and position in the marketplace by fully leveraging all aspects of communication. Products, merchandising, collateral materials, print communications, newspaper, electronic media and our website will integrate to form a total "brand experience." The brand experience must then be delivered to our customers to create the "customer experience." The customer experience is more than the sale of a product or service—it is the ongoing relationship we have with the customer. Finally, the "associate experience" influences and supports the brand and customer experience. In order to make our associates' experiences positive, we are committed to making their jobs meaningful by hiring, retaining, and promoting a diverse workforce, and by recognizing and rewarding them for living the corporate values and delivering an exemplary customer experience.

MORTGAGE

Primary Operating Groups

- **Residential Mortgage Originations & Sales**
- **Third-Party Loan Servicing**
- **Warehouse Lending Services**

2002 Execution of Strategies

- Completed the transformation of our non-conforming residential mortgage loan business to an originate-and-sell platform, built an effective secondary marketing network to sell originated loans to investors, and doubled the number of new investor relationships
- Reduced the non-conforming residential mortgage loan portfolio 36% from $878 million at year-end 2001 to $561 million at year-end 2002—in line with our overall corporate strategy of changing the mix of our balance sheet and reducing credit risk exposure
- Significantly bolstered our potential to generate fee-based income through third-party residential mortgage loan servicing
  - Increased fee income $6.6 million and grew our servicing portfolio to $5.1 billion from $440 million at year-end 2001
  - Ranked as one of the 10 largest non-conforming residential mortgage loan servicers in the United States
  - Improved loan servicer ratings from Standard & Poor's and Fitch Ratings
- Further enhanced our strong technology platform, significantly reduced origination costs, simplified processes, and improved productivity and customer service with the roll-out of MortgageLINQ, an automated online loan underwriting and processing system
- Completed the design and implementation phase of a proprietary operating system in our warehouse line business that is more advanced than industry standards
- Increased retail loan originations through strategic marketing alliances, multiple internet delivery channels and financial center referrals
- Established higher customer service levels and performance quality measurements by engaging in process improvement initiatives

2003 Building for Predictability & Profitable Growth

- Expand on key accomplishments of 2002
  - Develop additional investor relationships to continue the successful disposition of assets
  - Grow third-party servicing business to further increase fee-based income
  - Focus on further expansion of retail originations by building more strategic marketing alliances and offering additional delivery channel options
- Re-establish our presence on the West Coast by opening a new business loan processing center in Irvine, California
- Leverage the technology platforms in Atlanta and Cincinnati loan servicing offices to maximize efficiencies in processes, systems and procedures
- Implement an interactive voice response unit with customized call menus and call flows, including centralized rules-based call routing and screen popups

BY REDUCING RISK

Both our short and long-term objectives remain clear: build a lower-risk, diversified financial services company that can operate in any economic environment. Throughout 2002, we successfully executed our strategy company-wide and made significant progress toward achieving our goal.

Over the past few years, we have focused on investing in predictable businesses that generate low-cost transactional deposits and fee-based income to better balance our dependence on margin income. On-going initiatives include focusing on areas that provide growth and profitability with reduced risk while diversifying our earnings mix. Our mortgage business is well-aligned with our corporate strategy of reducing risk, adding fee income and increasing predictability through its whole-loan sell strategy and loan servicing operations.

Throughout 2003, we will seek additional opportunities that help us meet our risk/return targets and support our goal of delivering consistent and predictable earnings growth. We are proud of the company we are building—we are positioning to build value for our associates, customers, shareholders and communities.

FINANCIAL ADVISORS

Primary Operating Groups

- Private Banking/ Wealth Management
- Institutional Financial Services
- Brokerage, Insurance & Investment Management Services

2002 Execution of Strategies

- Contributed to the overall corporate strategy of generating consistent, recurring fee income and reducing funding costs by growing low-cost deposits
  - Increased non-lending revenues 9%, compared with 1% two years ago
  - Increased deposits 55% over last year
- Expanded the use of our customer relationship management application to private banking and utilized data mining and knowledge-based marketing to tailor products, services and solutions to broaden customer relationships
  - Increased average deposits 19%, grew average loans 25% and maintained excellent credit quality metrics
- Generated new relationships in institutional trust as a result of cross-departmental sales training and team-building activities
  - Added eight new 401(k) account relationships, including our two largest accounts to-date
  - Successfully retained significant and profitable relationships as a result of proven capabilities and continued enhancements to resources
- Joined forces with retail associates to promote investment and brokerage products and services, realizing a 16% improvement in commission fees and increasing investment sales in our retail branches over 20%
- Expanded wealth management services and answered customer demand for customized, broad-based financial solutions through the successful marketing of our comprehensive financial planning product
- Enhanced sales training and implemented quality control measures in trading operations to improve efficiencies and streamline processes

2003 Building for Predictability & Profitable Growth

- Build on 2002's achievements of increasing fee-based revenues and low-cost deposits by enhancing our product set
- Continue to actively promote and expand our offering of financial management, investment and insurance products and services to all areas of our company through on-going cross-departmental sales training and expanded distribution channels
- Further expand the use of our customer relationship management application among institutional financial services associates to assist them in managing customer relationships and sales opportunities
- Continue to develop profitable long-term relationships and intensify our focus on the emerging wealth population with our fee-based comprehensive financial planning product

BY BUILDING LOYALTY

Building customer loyalty in today's competitive environment demands more than great customer service and superior products. It demands that the customer perceive the value of what a company provides. It requires that we create value for customers by providing a complete banking experience that goes well beyond what is typical of banking institutions—an experience that exceeds expectations. Our associates and their actions create that experience, helping to increase customer retention and ultimately build loyalty.

It is not enough to segment and target the right customers. We are seeking to build a customer-centric organization that aligns itself with customer and prospect definitions of value. Over the past year, we engaged in external research and conducted focus group studies to determine how customers rate their experiences with us, from products and services to sales and support. Based on their ratings, we are defining strategic actions and identifying investments needed to maintain or increase their level of satisfaction. We want to motivate our associates to generate on-going customer relationships, eventually engaging our customers as advocates who will help attract new customers.

OUR PEOPLE

To build value for customers, shareholders and communities, we must first create value for our associates. This comes through workplace enrichment, volunteer opportunities and professional development. We continually seek innovative ways to hire and retain the most qualified people.

Examples of how we invested in and created value for our associates in 2002 included:

- Enhanced our 401(k) and profit sharing benefit plans to allow for a shorter vesting period and increased investment options and diversification opportunities
- Increased the benefit amount of our adoption assistance program
- Made enhancements to our military leave policy by providing additional financial support to associates and their families
- Supported a Wellness Program that provides health and well-being lunch seminars, free flu shots and other free and reduced-cost medical exams
- Cultivated a culture that encourages and actively supports diversity—throughout 2002, associates at all levels of the organization participated in diversity workshops
- Promoted a strong team environment to foster communication via a forum for sharing ideas and perspectives on corporate initiatives through monthly "town hall" meetings with our CEO
- Expanded the scope of sales and product training through cross-departmental team-building activities and introduced new sales methodologies such as needs assessments and consultative sales workshops
- Introduced an eLearning Center as a central location for computer-based tutorials, providing convenient access to instructor-led and self-study training programs for associates
- Supported 260 associates who participated in external training and educational initiatives through tuition assistance and reimbursement programs
- Conducted 570 training sessions representing over 5,900 classroom instruction hours for 7,060 participants

BY BUILDING A DIVERSE WORKPLACE

At Provident, we are building and cultivating an environment that encourages and actively supports diversity, and offers opportunity to all regardless of gender, race, ethnic origin, physical ability or religious belief. Diversity helps us leverage our differences and similarities to drive innovation and creates a welcoming workplace for all associates.

We look at diversity as a function and role that has been created to effectively address the business challenges and opportunities related to multi-cultural markets, diverse talent and organizational effectiveness. By knowing our markets, recruiting and developing diverse talent, and ensuring inclusive work practices, we can bridge these components to leverage a competitive advantage. Diversity is an integral part of our company and is a key factor for sustained success. We are committed to creating a workforce at all levels of the organization that reflects the diversity of our customers and the communities we serve.

OUR COMMUNITY

We understand that long-term growth and profitability are dependent upon the economic vitality of our communities. We are committed to improving the quality of life in the communities we serve through volunteering, donations and other financial support.

Highlights of our community involvement in 2002 included:

- Received an "Outstanding" Rating for our commitment to the Community Reinvestment Act (CRA)—the fifth time in the last six exams Provident has attained the highest rating
- Named 2002 Employer of the Year by Inclusion Network, an organization promoting the inclusion of the disabled; the award is based on participation in a job-transitioning program where disabled students enter the workplace and receive on-the-job experience
- Made approximately 5,400 loans in designated assessment areas representing over $454 million in loan commitments toward residential mortgages, small business, consumer and community development loans
- Sponsored and participated in educational seminars and events community-wide
- Developed marketing materials and targeted programs to make financial services more easily accessible to the Hispanic population, the largest un-banked demographic in the country
- Supported our communities through monetary contributions
  - Committed $500,0000 to the National Freedom Center/Underground Railroad Museum opening in Cincinnati in 2004
  - Spearheaded and provided funding for a variety of community development projects including the Hope Six Development in Sarasota, Florida; Huffman Senior Apartments in Dayton, Ohio; and an 83 unit, $8.5 million home for the elderly in Cincinnati
  - Reached our United Way contribution target, increasing company-wide donations 11% over 2001

BY SUPPORTING OUR COMMUNITIES

As one of the largest companies in the Cincinnati area, it is our responsibility to help strengthen the economic vitality of the communities we serve. Since its inception 100 years ago, Provident and its associates have played an important role in making their communities a better place to live through monetary contributions and volunteer efforts. Throughout 2002, we continued to support educational, health, art, cultural, civic and community organizations and events, including:

- Cincinnati Flower Show
- Cincinnati Fine Arts Fund
- Salvation Army Holiday Food Drive
- Cincinnati Youth Collaborative Mentoring Program
- National Conference for Community & Justice
- Cincinnati Freestore/Foodbank
- Sarasota Coastal Cleanup
- Sarasota Downtown Association
- Manatee County Boys & Girls Club
- March of Dimes Walk America
- Newspapers in Education
- Boy Scouts Challenge Camp
- INROADS
- Salvation Army Caring with Coats
- Cincinnati Heart Mini-Marathon
- United Way
- Bob Huggins Foundation
- American Cancer Society
- Anthony Muñoz Foundation
- Cincinnati Chamber of Commerce

2002 FINANCIAL REPORTS

CONTENTS

15 Report of Management

16 Management's Discussion and Analysis of Financial Condition and Results of Operations

46 Report of Auditors

47 Audited Financial Statements

85 Selected Financial Data

86 Quarterly Consolidated Results of Operations

87 Credit Quality

87 Common Stock Price and Dividend Data

87 Key Ratios, Statistics and Margin Analysis

REPORT OF MANAGEMENT

The integrity of the financial statements and other financial information contained in the Annual Report is the responsibility of the management of Provident Financial Group, Inc. Such financial information has been prepared in accordance with generally accepted accounting principles, based on the best estimates and judgment of management.

Provident Financial Group, Inc. maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are executed and recorded in accordance with management's authorization and that the assets of Provident Financial Group, Inc. are properly safeguarded. This system includes the careful selection and training of staff, the communication of policies and procedures consistent with the highest standards of business conduct, and the maintenance of the internal audit, loan review and risk management functions. Our system of internal control is designed in accordance with the five control components outlined by the Committee of Sponsoring Organizations of the Treadway Commission.

This year, we restated previously reported results for 2002 and prior years. In February 2003, we discovered unintentional errors that had occurred in the accounting for certain auto lease transactions. We have addressed the weaknesses in our internal controls and have made the appropriate revisions to our financial statements.

The Audit Committee of the Board of Directors is composed entirely of outside directors and it meets regularly with both internal and independent auditors to review the results and recommendations of their audits.

Provident Financial Group, Inc. has engaged the accounting firm of Ernst & Young, LLP to audit its financial statements, and their report appears on page 46.



Robert Hoverson
Chief Executive Officer



Christopher J. Carey
Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Provident Financial Group, Inc. ("Provident") is a holding company for The Provident Bank (the "Bank"), an FDIC member bank. Major business lines are: Commercial Banking, a provider of credit products and cash management services to commercial customers; Retail Banking, a provider of consumer loans and leases, deposit accounts, trust, brokerage and investment products and services; and Mortgage Banking, an originator and servicer of conforming and nonconforming residential loans to consumers and short-term financing to mortgage originators and brokers.

RESTATEMENT OF FINANCIAL RESULTS

On March 5, 2003, Provident announced that it would restate its operating results for the years 1997 through 2001 and the interim periods for 2002. The restatement of previously reported operating results were attributed to unintentional errors in the accounting for nine auto lease financing transactions originated between 1997 and 1999. The errors that existed in the accounting for these transactions were first discovered by internal finance staff in connection with the testing and installation of a financial model that identified differences in income that was originally recorded, compared with the income generated by the financial model.

A review of the accounting for the nine transactions also concluded that none of the transactions should have been reported as off-balance sheet leases. The appropriate accounting was to report the transactions as on-balance sheet leases with all assets and related liabilities included on the balance sheet.

Provident's audit committee, through legal counsel, engaged the accounting firm of PricewaterhouseCoopers LLP on March 12, 2003 for the purpose of conducting a review of the company's restatement. Provident's management affirmed, based upon the review of its advisors, its prior conclusion that the accounting errors that led to the restatement were unintentional.

However, another issue surfaced as a result of the independent review. Provident has historically recorded its auto leases as direct finance leases. This matches interest income with interest expense and is similar to how Provident records all of its loans. Provident has now determined that its auto leases do not meet the requirements for direct finance lease classification under Financial Accounting Standards No. 13, titled "Accounting for Leases."

Since 1994, an important factor Provident has relied upon in determining the classification of its auto lease portfolio has been its residual value insurance. In general, Provident has obtained residual value insurance for its auto leases on a pool basis by year of origination. Its insurance is commonly referred to as "capped" insurance. Provident has now determined that this type of insurance coverage, while effective in removing residual risk, does not result in direct finance lease classification for its auto leases.

As a result, Provident has reclassified all of the auto leases on its balance sheet as operating leases and reported them as leased equipment, instead of finance leases, which were previously reported in the loan category. The reclassification will affect auto leases originated from 1994 through 2002. During this period, the company's auto lease originations totaled $4.7 billion and had a remaining balance of $2.1 billion at December 31, 2002. Income to be recognized in future years, beginning with 2003, will be increased by an aggregate amount substantially similar to the additional restatement. In addition, this restatement has no impact on Provident's cash flows.

The results of the restatement are reflected in the Consolidated Financial Statements, Notes to Consolidated Financial Statements, this Management's Discussion and Analysis of Financial Condition and Results of Operations, and Selected Financial Data for all periods reported upon in this Form 10-K. See Note 3 included in "Notes to Consolidated Financial Statements" for additional information concerning the restatement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Performance Summary

The following table summarizes three-year financial data for Provident, along with calculated variances from the prior year:

	Year Ended December 31,			Percentage Increase (Decrease)	
(Dollars in Millions Except Per Share Data)	**2002**	2001	2000	**2002/01**	2001/00
Net Interest Income	**$ 315**	$ 270	$ 244	**17%**	11%
Noninterest Income	**805**	757	660	**6**	15
Total Revenue	**1,120**	1,027	904	**9**	14
Provision for Loan and Lease Losses	**99**	216	133	**(54)**	62
Noninterest Expense	**876**	813	680	**8**	20
Net Income	**95**	(1)	57	**-**	(102)
Total Loans and Leases	**9,134**	8,950	7,996	**2**	12
Leased Equipment	**2,350**	2,651	2,386	**(11)**	11
Total Assets	**17,540**	16,561	14,997	**6**	10
Total Off-Balance Sheet Managed Assets	**2,068**	3,138	4,621	**(34)**	(32)
Total Deposits	**9,849**	8,854	8,829	**11**	0
Long-Term Debt and Junior Subordinated Debentures	**4,294**	4,532	4,353	**(5)**	4
Stockholders' Equity	**880**	802	924	**10**	(13)
Per Common Share:					
Book Value	**17.91**	16.15	18.79	**11**	(14)
Diluted Earnings (Loss)	**1.88**	(0.04)	1.12	**-**	-
Ratio Analysis:					
Net Interest Margin	**2.41%**	2.19%	2.40%		
Return on Average Equity	**11.27%**	-0.11%	6.32%		
Return on Average Assets	**0.58%**	-0.01%	0.42%		
Average Equity to Average Assets	**5.12%**	5.59%	6.70%		
Dividend Payout to Net Earnings	**50.64%**	n/m	84.43%		

n/m - not meaningful

Provident reported net income (loss) of $95.5 million, ($1.0) million and $56.5 million for 2002, 2001 and 2000, respectively. Earnings (loss) per diluted share was $1.88 for 2002, compared to ($0.04) for 2001 and $1.12 for 2000. Return on average equity was 11.27%, (0.11%) and 6.32% and return on average assets was 0.58%, (0.01)% and 0.42% for the three years ended 2002, 2001 and 2000, respectively.

Net income and financial performance ratios improved for 2002 as compared to 2001 due primarily to lower credit charges. The provision for loan and lease losses decreased $116.0 million, while other credit costs (included in noninterest expense) representing charges for the write-down of foreclosed property and leased equipment decreased $17.4 million. The higher than normal provision and credit-related costs in 2001 were due primarily to the weakened economy and the events of September 11, 2001. Although the economy remained sluggish during 2002, credit-related volatility began to stabilize. As a result of the improved loan quality outlook and the charge-off of several loans and leases that had been part of the year-end 2001 loan loss reserve, Provident lowered its loan loss reserve ratio from 2.69% to 2.20% during 2002.

The lower net income and financial performance ratios for 2001 as compared to 2000 were principally the result of two factors. First, earnings were affected by adverse economic conditions as well as the negative impact the September 11 events had on the airline industry. During the second half of 2001, Provident recorded

additional credit costs and other expenses of $81 million related to the events of September 11 of which $66 million were for secured commercial airline loans and leases and $15 million were for other industry loans and leases. In light of Provident's analyses of its lending portfolio and changes in asset quality indicators, as reflected by higher charge-offs, declining credit quality ratios and the uncertain economic environment, Provident increased its loan loss reserve ratio from 1.99% to 2.69% during 2001.

A second reason for lower earnings in 2001 was management's decision to change the structure of its securitizations to secured financings, eliminating the use of gain-on-sale accounting. The switch to secured financing structures, which was made during the third quarter of 2000, does not affect the total profit Provident will recognize over the life of a loan, but rather impacts the timing of income recognition. Secured financing transactions, on a comparative basis, cause reported earnings from securitized loans to be lower in the initial periods and higher in later periods, as interest is earned on the loans. No gains were recognized from securitization transactions during 2001 while $44 million was recognized during 2000.

Revenue (net interest income plus noninterest income) increased 9% during 2002 over 2001 and 14% during 2001 over 2000. Net interest income increased $45 million, or 17%, for 2002 compared to 2001, after increasing $27 million, or 11%, in 2001 compared to 2000. Higher net interest income was primarily the result of growth in the investment portfolio for 2002 and in the lending portfolio for 2001. Noninterest income increased $49 million in 2002 while increasing $96 million in 2001. The increase in noninterest income during 2002 and 2001 was primarily the result of an increase in leasing income in both years. Gain on sales of loans and leases, a component of noninterest income, was $15.7 million, $6.3 million and $44.9 million for 2002, 2001 and 2000, respectively. The increase for 2002 was primarily the result of gains recognized from whole-loan sales (without recourse) of residential loans, while the decrease for 2001 resulted from management's decision to restructure securitizations as secure financings and thereby eliminate the use of gain-on-sale accounting as was employed in 2000.

Total noninterest expense was $876 million, $813 million and $680 million for 2002, 2001 and 2000, respectively. Included in 2000 is $39.3 million for merger and restructuring charges related to the acquisition of Fidelity Financial of Ohio and other post-merger business line restructurings. The increase in noninterest expense during 2002 was primarily the result of three activities. First, Provident is investing in businesses where strong growth opportunities exist, including middle market commercial lending, middle market equipment leasing and mortgage servicing. Also, significant investments continue to be made within the credit and risk management functions. Offsetting these increases were lower write-downs of foreclosed properties and leased equipment. The increase in noninterest expense during 2001 was primarily the result of an increase in leasing expense. Noninterest expense during 2001 was also impacted by activities of Red Capital Group, which was acquired in the second half of 2000, and additional investments being made within existing businesses where growth opportunities exist.

Total assets at December 31, 2002, 2001 and 2000 were $17.5 billion, $16.6 billion and $15.0 billion, respectively. Total assets increased during 2002 primarily as a result of an increase in investment securities, middle market equipment lease financing and home equity loans. Partially offsetting these increases were reductions in nonconforming residential loans, structured finance loans, large equipment leases and auto leases. The fluctuations in these loan and lease balances reflect management's decision to lower the risk profile of its loan and lease portfolio. The growth for 2001 was primarily the result of the decision to hold loans and leases originated during the first half of 2001 on the balance sheet.

Nonperforming assets at December 31, 2002 decreased from year-end 2001, while year-end 2001 significantly increased from year-end 2000. The ratio of nonperforming assets to total assets was 1.04%, 1.19% and 0.70% as of December 31, 2002, 2001 and 2000, respectively. The changes in nonperforming asset levels and other asset quality indicators resulted in decisions to lower the ratio of reserve for loan and lease losses to total loans and leases by 49 basis points to 2.20% as of December 31, 2002, and increase the ratio by 70 basis points to 2.69% as of year-end 2001.

Total deposits for 2002, 2001 and 2000 were $9.8 billion, $8.9 billion and $8.8 billion, respectively. Commercial deposits increased 68% to $1.1 billion during 2002 while retail deposits increased 16% to $5.6 billion during 2001. Offsetting the increase in retail deposits was a decrease in securitization trust deposits held as credit enhancements, which were released during 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Shareholders' equity at December 31, 2002, 2001 and 2000 was $880 million, $802 million and $924 million, respectively. The increase in shareholders' equity during 2002 was due principally to earnings exceeding dividends paid and an increase in the mark-to-market on investment securities. The decrease in shareholders' equity during 2001 was primarily the result of the adoption of the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and dividends paid.

Business Initiatives

During the past two years, Provident's profitability has been significantly impacted by the downturn in the nation's economy and the resulting credit deterioration of its lending portfolio. In order to compete effectively in today's economy and grow shareholder value, Provident's goal is to become a lower risk company engaged in achieving predictable and profitable long-term earnings growth. Examples of how this goal is being achieved follows:

- **Discontinued or De-emphasized Higher Risk Lending Products:** Provident is reducing or exiting businesses with higher credit risk and where the benefits received do not justify the risks taken. Provident has de-emphasized both its Structured Finance business unit and its Nonconforming Residential Lending Portfolio. Structured Finance provided senior debt to support leveraged financings including management buyouts, recapitalizations, acquisitions and business expansions. While Provident continues to originate nonconforming residential loans, these loans are no longer being held, but are sold with no retained recourse (credit risk). These loans are being sold to third-parties whereby Provident recognizes a gain on the sale and sometimes ongoing loan servicing fees.

  Lending businesses where originations have been significantly reduced include Large Equipment Leasing and Auto Leasing business units. Large Equipment Leasing is the financing of assets such as corporate and commercial aircraft, construction, distribution, manufacturing and mining equipment, as well as transportation equipment including trucks, tractors and freight containers. Auto lease originations have also been significantly reduced due to the overall complexity of the business and its thin margins. Management believes that capital could be better deployed elsewhere.

- **Expansion of Lower Risk Lending Products:** Funding formerly used in the higher risk areas noted above is being re-deployed toward lending products which have lower credit risk and less volatile earnings. Provident is currently expanding its Regional Commercial Banking, Middle Market Equipment Leasing, and Prime Home Equity business units. Each of these business units are viewed by management as being areas of expertise for Provident with lower risk profiles and where growth opportunities exist.

- **Monitoring of Risk:** Over the past year, Provident has significantly enhanced its monitoring of risk within the company. The Credit and Risk Management Group is responsible for establishing the framework for managing and overseeing Provident's credit, operational and compliance risks. Accomplishments within this area include improved and expanded credit policies, implementation of an expanded risk rating system and updated credit risk factors, as well as the addition of portfolio and information specialists, retail analytics staff and centralized risk management operation units. This has resulted in the timely resolution of credit issues, improved credit quality and improved reporting, analysis and forecasting of the credit quality of the lending portfolio.

- **Expansion of Fee Revenue Businesses:** Provident is also investing in businesses that generate fee income. These businesses provide Provident with a steady stream of income, with lower risk, while utilizing lower levels of capital. Businesses which fit this description include Red Capital Group, Capstone and Mortgage Banking. Each of these businesses provide a platform to generate fee income from originating, selling and servicing of commercial and residential mortgage loans.

- **Higher Concentration of Transaction Deposits:** Stronger efforts are being made to obtain low-cost transaction deposits. Included in these efforts is the offering of a no fee deposit account product, improved service and delivery processes, the use of "Vista", a state-of-the-art contact management and relationship building software tool, in all branches, increased training and enhanced incentive plans for branch associates, expanded focus on commercial lending relationships to include their deposit business, and improved internet banking capabilities.

Business Lines

The following table provides selected financial information by lines of business for the past three years:

	Year Ended December 31,			Percentage Increase (Decrease)	
(Dollars in Millions)	**2002**	2001	2000	**2002/01**	2001/00
Total Revenue:					
Commercial Banking	**$ 366.7**	$ 373.5	$ 301.1	**(2)%**	24 %
Retail Banking	**636.2**	566.9	506.5	**12**	12
Mortgage Banking	**107.4**	86.5	96.4	**24**	(10)
Corporate Center	**10.8**	-	.2	**-**	(100)
	$ 1,121.1	$ 1,026.9	$ 904.2	**9 %**	14 %
Net Income:					
Commercial Banking	**$ 57.7**	$ (0.8)	$ 60.8	**- %**	- %
Retail Banking	**27.1**	6.0	19.9	**352**	(70)
Mortgage Banking	**9.5**	(6.2)	2.7	**-**	-
Corporate Center	**1.2**	-	(26.9)	**-**	-
	$ 95.5	$ (1.0)	$ 56.5	**- %**	- %
Average Assets:					
Commercial Banking	**$ 7,039**	$ 6,896	$ 5,457	**2 %**	26 %
Retail Banking	**4,694**	4,389	3,618	**7**	21
Mortgage Banking	**1,597**	2,075	1,248	**(23)**	66
Corporate Center	**3,208**	2,688	3,042	**19**	(12)
	$ 16,538	$ 16,048	$ 13,365	**3 %**	20 %

Key components of the management reporting process follow:

- **Risk-Based Equity Allocations:** Provident uses a comprehensive approach for measuring risk and making risk-based equity allocations. Risk measurements are applied to credit, operational and other corporate-level risks.
- **Transfer Pricing:** Provident utilizes a matched funded transfer pricing methodology that in most cases isolates the business units from fluctuations in interest rates, and provides management with the ability to measure business unit, product and customer level profitability based on the financial characteristics of the products rather than the level of interest rates.
- **Provision for Loan and Lease Losses:** Business lines are charged for provision based upon its level of net charge-offs as well as the size and composition of its lending portfolio.
- **Cost Allocations**: Provident applies a detailed approach to allocating costs at the business unit, product and customer levels. Allocations are generally based on volume/activity and are reviewed and updated regularly.
- **Corporate Center:** Corporate Center includes balance sheet and income statement items not related to the primary business lines, and gain/loss on the sale of investment securities.

Business line descriptions and analyses follow:

- Commercial Banking provides a broad range of commercial banking and commercial real estate products and services. Areas of focus and expertise include regional middle market lending, equipment leasing and financing, cash management and loan servicing, transaction structuring and commercial mortgage banking services for the multi-family housing industry.

  Net income for Commercial Banking for the years ending December 31, 2002, 2001 and 2000 was $57.7 million, ($0.8) and $60.8 million, respectively. The fluctuation in net income can be primarily attributed to provision and other credit-related charges. Commercial Banking performed well during the first three quarters of 2000. Asset growth was strong and income benefited from gains recognized from the securitization of equipment leases. However, during the fourth quarter of 2000,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Commercial Banking began to feel the impact of a slowing economy. During that quarter, Commercial Banking took several large charge-offs and placed additional loans on nonaccrual which significantly reduced income. The condition of the economy continued to decline during 2001 which was accentuated by the impact of the events of September 11, 2001. The majority of the decline in income during 2001 was related to credit write-offs and residual impairments from loans and leases to the commercial airline industry. In addition, net income was reduced as a result of a higher level of loan loss reserve to total loans and the change in securitization structures which eliminated gain-on-sale accounting. Although the economy has not recovered, credit related volatility declined during 2002. Commercial Banking benefited from lower provision and other credit related charges during 2002 as compared to 2001.

As a result of earnings volatility, management is repositioning this business line so it can grow with a more predictable earnings pattern. Management is de-emphasizing its higher credit risk areas of structured finance lending and large equipment leasing while growing its lower credit risk areas of middle market leasing and regional middle market commercial lending units.

Provident is also investing in businesses that generate fee income. These businesses provide a steady stream of income with reduced risk while utilizing lower levels of capital. One such business, Red Capital Group, provides a platform to generate fee income from originating, selling and servicing commercial mortgage loans. Red Capital's revenue has increased 30% and net income has increased 40% in 2002 compared to 2001.

- Retail Banking provides a variety of banking and investment products and services to retail consumers and businesses. Services are delivered through various delivery channels including Financial Centers, ATMs, telephone and the internet. Primary operating areas include Consumer and Small Business Banking, Home Equity Lending, and Provident Financial Advisors.

Net income for Retail Banking was $27.1 million, $6.0 million and $19.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. Net income increased during 2002 primarily as a result of increased net interest income on deposits and lower provision for loan and lease losses. The lower provision was due to slower loan growth and a lower level of loan loss reserves as compared to 2001. The decrease in net income for 2001 was related primarily to higher loan loss provision and lower gain on sales of loans revenue. The higher provision was due to higher loan growth and a higher level of loan loss reserves as compared to 2000.

Loans and auto leases for Retail Banking were flat during 2002 and increased 19% during 2001. An increase in home equity loans was offset by a decrease in auto leases during 2002. Both home equity loans and auto leases increased in 2001. Retail Banking is expanding its home equity product line to lower the overall risk profile of its lending portfolio. Auto leasing is being de-emphasized as it is a complex business with thin margins.

Retail Banking has experienced growth in deposits during both 2002 and 2001. Average retail deposits grew by 7% during 2002 and 14% during 2001. Deposit growth in 2002 came primarily from growth in transaction accounts. Overall, the growth during 2002 was slower than 2001 because of less aggressive pricing on retail certificates of deposit. Provident plans to further enhance its distribution system to improve customer acquisition and market penetration.

- Mortgage Banking offers traditional and non-traditional residential mortgage loans to consumers, and also provides fee-based loan processing, loan warehousing and servicing for third party originators. Loans are originated through retail and broker channels and are sold on a whole-loan basis. Whole-loan sales refer to the transfer of credit risk along with the payment stream of the loan. Primary operating areas include Mortgage Services, Warehouse Lending Services and the National Servicing Center.

Net income for 2002 was $9.5 million as compared to a net loss of $6.2 million for 2001 and net income of $2.7 million for 2000. Net income for 2002 rose primarily from increased activity in warehouse lending production, the sub-servicing portfolio, and whole-loan sales. Loans serviced for others increased from $0.4 billion at December 31, 2001 to $5.1 billion at December 31, 2002 as Mortgage Banking added significant levels of servicing portfolios during 2002. Gains of $13.7 million were recognized from nonconforming residential whole-loan sales during 2002 compared to $3.2 million during 2001. The net loss reported for 2001 was driven by the decision to change the structure of securitizations resulting in the elimination of gain-on-sale accounting. This decision resulted in no gain on sales of securitized loans being recognized during 2001 as compared to pre-tax gains of $30.3 million being recognized during 2000. Partially offsetting the lack of gain on sales was an increase in net interest income as loans originated during the first half of 2001 remained on the balance sheet.

Mortgage Banking, in following the overall company strategy of risk reduction, continues to implement strategic initiatives to reduce the business' risk profile. Nonconforming loan originations have been sold to investors on a whole-loan basis. Mortgage Banking has also developed new businesses to create a diverse array of product offerings in the mortgage market. Mortgage Banking is continuing with its strategy of building national mortgage alliances in order to generate qualified leads for home mortgage loans on a nationwide basis and sell them to investors.

Related Party Transactions

Provident, in its normal course of business, has had transactions with its directors, officers, principal shareholders and affiliates including American Financial Group, Inc. and its subsidiaries. All such transactions are on terms no less favorable to Provident than those which could be obtained with non-affiliated parties. These transactions include the leasing of its corporate headquarters and additional office space, insurance coverage, record retention services, guard services, extensions of credit, and maintaining investments of commercial paper, repurchase agreements and deposit accounts. For details concerning these transactions, see Note 24 of the "Notes to Consolidated Financial Statements."

Net Interest Income

Net interest income equals the difference between interest earned on loans, leases and investments and interest incurred on deposits and other borrowed funds. Net interest income is affected by changes in both interest rates and the amounts of interest earning assets and interest bearing liabilities outstanding.

Net interest income represents a principal source of income for Provident. In 2002, 2001 and 2000, net interest income on a taxable equivalent basis was $315.7 million, $270.6 million and $243.7 million, respectively.

Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin was 2.41%, 2.19% and 2.40% for 2002, 2001 and 2000, respectively.

The following table provides an analysis of net interest income and illustrates the interest income earned and interest expense charged for each major component of interest earning assets and interest bearing liabilities. The net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. For comparative purposes, the table has been adjusted to reflect tax-exempt income on a fully taxable equivalent basis assuming an income tax rate of 35%. Nonaccrual loans are included in the loans and lease categories.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Year Ended December 31,								
	2002			2001			2000		
(Dollars in Millions)	**Average Balance**	**Income/ Expense**	**Avg. Rate**	Average Balance	Income/ Expense	Avg. Rate	Average Balance	Income/ Expense	Avg. Rate
Assets									
Interest Earning Assets:									
Loans/Leases:									
Corporate Lending:									
Commercial	**$ 4,312**	**$ 273.4**	**6.34%**	$ 4,655	$ 377.2	8.10%	$ 4,345	$ 426.7	9.82%
Mortgage	**909**	**56.5**	**6.22**	864	69.2	8.02	667	61.1	9.17
Construction	**546**	**24.6**	**4.51**	570	40.5	7.10	601	54.3	9.03
Lease Financing	**1,199**	**109.9**	**9.16**	958	92.4	9.65	378	37.5	9.92
Consumer Lending:									
Installment	**1,054**	**65.4**	**6.21**	774	68.7	8.87	515	51.6	10.02
Residential	**737**	**70.6**	**9.59**	1,008	99.9	9.91	388	42.3	10.90
Total Loans/Leases	**8,757**	**600.4**	**6.86**	8,829	747.9	8.47	6,894	673.5	9.77
Investment Securities	**3,882**	**217.7**	**5.61**	3,158	204.5	6.47	3,217	227.8	7.08
Federal Funds Sold and Reverse Repurchase Agreements	**125**	**3.4**	**2.71**	92	4.2	4.59	23	1.5	6.51
Other Short-Term Investments	**341**	**20.0**	**5.85**	297	16.8	5.66	30	2.8	9.28
Total Earning Assets	**13,105**	**841.5**	**6.42%**	12,376	973.4	7.86%	10,164	905.6	8.91%
Cash and Noninterest Bearing Deposits	**255**			255			241		
Leased Equipment	**2,477**			2,491			2,040		
Other Assets	**701**			926			920		
Total Assets	**$ 16,538**			$ 16,048			$ 13,365		
Liabilities and Shareholders' Equity									
Interest Bearing Liabilities:									
Deposits:									
Demand Deposits	**$ 696**	**9.8**	**1.40%**	$ 484	12.1	2.50%	$ 370	9.9	2.68%
Savings Deposits	**1,472**	**29.0**	**1.97**	1,548	56.5	3.65	1,379	68.5	4.97
Time Deposits	**6,134**	**223.4**	**3.64**	5,828	317.8	5.45	4,838	301.9	6.24
Total Deposits	**8,302**	**262.2**	**3.16**	7,860	386.4	4.92	6,587	380.3	5.77
Short-Term Debt:									
Federal Funds Purchased and Repurchase Agreements	**1,182**	**30.3**	**2.56**	1,156	46.8	4.05	1,208	74.5	6.17
Commercial Paper	**280**	**5.3**	**1.91**	229	9.0	3.92	203	12.3	6.04
Total Short-Term Debt	**1,462**	**35.6**	**2.44**	1,385	55.8	4.03	1,411	86.8	6.15
Long-Term Debt	**3,990**	**204.7**	**5.13**	3,877	230.1	5.93	2,789	174.8	6.27
Junior Subordinated Debentures	**451**	**23.3**	**5.16**	422	30.5	7.24	235	20.0	8.53
Total Interest Bearing Liabilities	**14,205**	**525.8**	**3.70%**	13,544	702.8	5.19%	11,022	661.9	6.01%
Noninterest Bearing Deposits	**945**			1,220			1,215		
Other Liabilities	**541**			387			233		
Shareholders' Equity	**847**			897			895		
Total Liabilities and Shareholders' Equity	**$ 16,538**			$ 16,048			$ 13,365		
Net Interest Income		**$ 315.7**			$ 270.6			$ 243.7	
Net Interest Margin			**2.41%**			2.19%			2.40%
Net Interest Spread			**2.72%**			2.67%			2.90%

The following table shows the changes in net interest income on a tax equivalent basis resulting from changes in volume and changes in rates. Changes not solely due to volume or rate have been allocated proportionately.

	Year Ended December 31,			
	2002 Changes from 2001 Due to		2001 Changes from 2000 Due to	
(In Thousands)	**Volume**	**Rate**	Volume	Rate
Interest Earned On:				
Loans and Leases:				
Corporate Lending:				
Commercial	**$ (26,271)**	**$ (77,508)**	$ 28,921	$ (78,502)
Mortgage	**3,449**	**(16,189)**	16,463	(8,364)
Construction	**(1,681)**	**(14,192)**	(2,684)	(11,087)
Lease Financing	**22,311**	**(4,845)**	55,989	(1,064)
Consumer Lending:				
Installment	**20,724**	**(23,977)**	23,526	(6,504)
Residential	**(26,138)**	**(3,179)**	61,856	(4,179)
Net Loans and Leases	**(7,606)**	**(139,890)**	184,071	(109,700)
Investment Securities	**42,933**	**(29,647)**	(4,109)	(19,239)
Federal Funds Sold and Reverse Repurchase Agreements	**1,217**	**(2,068)**	3,309	(554)
Short-Term Investments	**2,529**	**594**	15,514	(1,514)
Total	**39,073**	**(171,011)**	198,785	(131,007)
Interest Paid On:				
Demand Deposits	**4,136**	**(6,441)**	2,882	(708)
Savings Deposits	**(2,643)**	**(24,864)**	7,691	(19,727)
Time Deposits	**15,968**	**(110,354)**	56,971	(41,079)
Total Deposits	**17,461**	**(141,659)**	67,544	(61,514)
Short-Term Debt:				
Federal Funds Purchased and Repurchase Agreements	**1,016**	**(17,567)**	(3,107)	(24,555)
Commercial Paper	**1,695**	**(5,321)**	1,392	(4,708)
Total Short-Term Debt	**2,711**	**(22,888)**	(1,715)	(29,263)
Long-Term Debt	**6,560**	**(31,879)**	64,954	(9,654)
Junior Subordinated Debentures	**1,974**	**(9,251)**	13,944	(3,426)
Total	**28,706**	**(205,677)**	144,727	(103,857)
Net Interest Income	**$ 10,367**	**$ 34,666**	$ 54,058	$ (27,150)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Noninterest Income

The following table details the components of noninterest income and their change since 2000:

				Percentage Increase (Decrease)	
(Dollars in Thousands)	**2002**	2001	2000	**2002/01**	2001/00
Service Charges on Deposit Accounts	**$ 45,184**	$ 39,924	$ 35,138	**13%**	14%
Loan Servicing Fees	**33,835**	33,026	37,849	**2**	(13)
Commercial Mortgage Banking Revenue	**25,354**	29,490	5,674	**(14)**	420
Other Service Charges and Fees	**48,563**	38,833	49,108	**25**	(21)
Leasing Income	**605,887**	584,065	461,209	**4**	27
Gain on Sales of Loans and Leases:					
Non-Cash	**-**	-	34,447	**-**	(100)
Cash	**15,691**	6,311	10,452	**149**	(40)
Warrant Gains	**8,186**	412	7,500	**1,887**	(95)
Security Gains	**2,596**	-	155	**-**	(100)
Other	**20,196**	24,375	19,084	**(17)**	28
Total Noninterest Income	**$ 805,492**	$ 756,436	$ 660,616	**7%**	15%

Explanations for significant changes in noninterest income by category follow:

- **Service Charges on Deposit Accounts:** Increases in overdraft fees and service charges on corporate deposit accounts were the primary reasons for the increase in service charges on deposit accounts in 2002. The increase in 2001 was primarily the result of pricing and volume increases on corporate and consumer deposit accounts and higher ATM interchange fees.
- **Loan Servicing Fees:** Loan servicing fees were stable during 2002 as decreases in fees from servicing securitized residential mortgage and credit card portfolios were offset by increases in fees from servicing multi-family loans by Red Capital Group and residential mortgage loans by Mortgage Banking. Loan servicing fees decreased during 2001 due primarily to a decrease in fees from warehouse lending and the servicing of securitized residential mortgages, which more than offset an increase in the servicing of multi-family loans. Total loans serviced for others at December 31, 2002, 2001 and 2000 were $17.5 billion, $12.5 billion and $10.1 billion.
- **Commercial Mortgage Banking Fees:** A decrease in commercial mortgage banking fees from Red Capital Group was the primary reason for the decrease in 2002. The increase in 2001 was due primarily to an increase in fees from Red Capital Group, which was acquired in September of 2000.
- **Other Service Charges and Fees:** Other service charges and fees increased during 2002 due primarily to an increase in other fee income generated from Mortgage Banking and funds management fees, more than offsetting a decrease in credit card fees. Other service charges and fees decreased during 2001 due primarily to decreases in credit card fees, funds management fees and other miscellaneous fees.
- **Leasing Income:** Leasing income increased during 2002 and 2001 due primarily to increases in income from auto leases. Income from auto leases increased $26 million during 2002 and $123 million during 2001 and accounted for more than 92% of leasing income during 2002, 2001 and 2000. Income from auto leasing has increased primarily because of the increase in size of the auto lease portfolio since 1999.
- **Warrant Gains:** Provident's Commercial Banking business line from time to time acquires equity warrants as a part of the lending fee structure established with customers. Warrant gains totaled $8.2 million for 2002 as compared to $0.4 million and $7.5 million for years 2001 and 2000, respectively.
- ***Gain on Sales of Loans and Leases:*** Gain on sales of loans and leases increased $9.4 million in 2002, due primarily to gains recognized from the sale of nonconforming residential mortgage loans on a whole-loan basis, a strategy that Provident implemented during the third quarter of 2001. The $38.6 million decrease in 2001 was a result of the third quarter of 2000 decision to change the structure of securitizations resulting in the elimination of gain-on-sale accounting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table provides detail of the gain on sales recognized during the past three years.

(In Thousands)	**2002**	2001	2000
Non-Cash Gains — Loan and Lease Sales:			
Nonconforming Residential Loan Securitizations	**$ -**	$ -	$ 30,291
Prime Consumer Home Equity Securitizations	**-**	-	4,156
	-	-	34,447
Cash Gains — Loan and Lease Sales:			
Equipment Lease Securitizations	**-**	-	9,083
Nonconforming Residential Whole-Loan Sales	**13,698**	3,177	-
Conforming Residential Whole-Loan Sales	**712**	1,544	729
Other Loan Sales	**1,281**	1,590	640
	15,691	6,311	10,452
	$ 15,691	$ 6,311	$ 44,899

A detailed discussion of the various securitizations of loans and leases is provided under the "Management's Discussion and Analysis of Financial Condition and Results of Operations - Off-Balance Sheet and Derivative Arrangements" and in Note 20 included in "Notes to Consolidated Financial Statements."

- **Other:** The decrease in other income during 2002 was due primarily to a decrease in income from equity investments. The increase in 2001 was due primarily to increases in income from equity investments and trading account activity.

Noninterest Expense

The following table details the components of noninterest expense and their change since 2000:

				Percentage Increase (Decrease)	
(Dollars in Thousands)	**2002**	2001	2000	**2002/01**	2001/00
Salaries, Wages and Benefits	**$ 233,178**	$ 201,715	$ 172,903	**16%**	17%
Charges and Fees	**30,531**	31,888	22,099	**(4)**	44
Occupancy	**23,637**	22,605	20,631	**5**	10
Leasing Expense	**416,508**	402,372	300,711	**4**	34
Equipment Expense	**24,345**	25,234	26,045	**(4)**	(3)
Professional Fees	**25,990**	24,507	21,735	**6**	13
Minority Interest Expense	**7,069**	-	-	**-**	-
Merger and Restructuring Charges	**-**	-	39,300	**-**	(100)
Other	**114,770**	104,663	76,977	**10**	36
Total Noninterest Expense	**$ 876,028**	$ 812,984	$ 680,401	**8%**	20%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Components of noninterest expense, along with an explanation as to their fluctuations, follow:

- **Salaries, Wages and Benefits:** Compensation increased in 2002 due primarily to increased staffing and incentive pay in areas where opportunities for growth exist, such as middle market commercial lending, middle market equipment leasing and mortgage servicing. Expense also increased within the Credit and Risk Management Group as staff was added to better monitor and control the overall risk of Provident, particularly credit risk within the lending portfolio. Compensation increased in 2001 due to increased commissions and staffing expenses associated with growth in the Commercial Banking business line, primarily Red Capital Group.
- **Charges and Fees:** Charges and fees decreased in 2002 as the decrease in goodwill amortization expense more than offset the increase in expenses related to credit risk transfer transactions. Charges and fees increased in 2001 due primarily to expenses related to credit risk transfer transactions. Details concerning goodwill amortization and credit transfer transactions are provided in Notes 7 and 21, respectively, included in "Notes to Consolidated Financial Statements."
- **Occupancy:** Increases in depreciation expense, guard services and utilities were the primary reasons for higher occupancy expense in 2002. An increase in rent expense, reflecting the geographic expansion of Commercial Banking, was the primary reason for higher occupancy expense in 2001.
- **Leasing Expense:** An increase in depreciation expense was the primary reason for the increase in leasing expense for both 2002 and 2001. Depreciation on auto leases is the primary component of depreciation expense. Depreciation expense has increased primarily because of the increase in size of the auto lease portfolio since 1999. Included in lease expense was a $20 million write-down in residual values related to aircraft leases that occurred in the third quarter of 2001 and a $5.7 million impairment charge on uninsured auto lease residual values in the fourth quarter of 2001. The deterioration in residual values of aircraft was a result of the terrorist actions of September 11, 2001 and its financial impact on the airline industry.
- **Equipment Expense:** Equipment expense decreased in 2002 due primarily to a reduction in depreciation expense. The decrease in equipment expense in 2001 was due primarily to reductions in maintenance and equipment rental expenses.
- **Professional Fees:** Professional fees increased in both 2002 and 2001 due primarily to legal, consulting and other professional fees related to loan collections.
- **Minority Interest Expense:** Minority interest expense relates to dividends payable on $165 million of Preferred Stock of PFGI Capital Corporation, a real estate investment trust that was formed late in the second quarter of 2002. The dividends are payable at an annualized rate of 7.75%. Additional information on minority interest may be found on Note 13 of "Notes to Consolidated Financial Statements."
- **Merger and Restructuring Charges:** In connection with Provident's acquisition of Fidelity Financial of Ohio, Inc., direct-merger related and other post-merger business line restructuring charges of $39.3 million were recorded during the first quarter of 2000.
- **Other:** Larger expenses included within other noninterest expense include marketing ($11.0 million, $9.2 million and $9.1 million in 2002, 2001, and 2000, respectively), travel ($8.9 million, $9.0 million and $8.2 million in 2002, 2001 and 2000, respectively), franchise taxes ($7.0 million, $8.5 million and $8.1 million in 2002, 2001 and 2000, respectively), data processing expense ($7.8 million, $5.6 million and $5.7 million in 2002, 2001 and 2000, respectively), insurance expense ($13.1 million, $10.4 million and $8.3 million in 2002, 2001 and 2000, respectively), and the write-down in value of repossessed aircraft ($4.0 million in 2001).

FINANCIAL CONDITION

Short-Term Investments and Investment Securities

As of December 31, 2002 and 2001, federal funds sold and reverse repurchase agreements outstanding were $188.9 million and $123.0 million, respectively. The amount of federal funds sold changes daily as cash is managed to meet reserve requirements and customer needs. After funds have been allocated to meet lending and investment demands, any remainder is placed in overnight federal funds.

As of December 31, 2002 and 2001, Provident held $127.8 million and $101.2, respectively, in trading account securities. Provident trades investment securities with the intention of recognizing short-term profits. These securities are carried at fair value with realized and unrealized gains and losses reported in other noninterest income.

Provident classified $436.9 million and $217.9 million of loans as held for sale at December 31, 2002 and 2001, respectively. At year-end 2002, these loans consisted of $344.8 million of multifamily loans, $82.5 million of nonconforming residential mortgage loans and $9.6 million of conforming residential mortgage loans. The multifamily loans are either insured by the Federal Housing Association or subject to purchase contracts from Fannie Mae or Freddie Mac. These loans are usually outstanding for sixty days or less. Activities related to the multifamily loans held for sale are part of the operations of Red Capital Group. Nonconforming residential mortgage loans are being sold on a whole-loan basis. This is part of an initiative started during 2001 to reduce the risk profile of the Mortgage Banking business line.

Investment securities purchased with the intention of being held for indefinite periods of time are classified as available for sale. These securities totaled $4.2 billion and $3.5 billion as of December 31, 2002 and 2001, respectively. U.S. government agency mortgage-backed securities accounted for the majority of the increase.

The amortized cost and market value of investment securities available for sale at the dates indicated are summarized in the following table:

	Amortized Cost at December 31,		
(In Thousands)	**2002**	2001	2000
U.S. Treasury and Federal Agency Debentures	**$ 310,244**	$ 302,912	$ 326,721
State and Political Subdivisions	**1,838**	3,185	3,317
Mortgage-Backed Securities	**3,240,192**	2,700,620	1,938,546
Asset-Backed Securities	**-**	-	44,257
Other Securities	**606,237**	503,884	728,363
Total Securities	**$ 4,158,511**	$ 3,510,601	$ 3,041,204

	Market Value at December 31,		
(In Thousands)	**2002**	2001	2000
U.S. Treasury and Federal Agency Debentures	**$ 316,143**	$ 306,556	$ 325,457
State and Political Subdivisions	**1,875**	3,199	3,301
Mortgage-Backed Securities	**3,291,512**	2,673,174	1,915,602
Asset-Backed Securities	**-**	-	42,061
Other Securities	**605,708**	503,129	727,200
Total Securities	**$ 4,215,238**	$ 3,486,058	$ 3,013,621

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows the December 31, 2002 maturities and weighted average yields for investment securities. Yields on equity securities that comprise the fixed rate, due after 10 years classification of other securities have been omitted from the table. A 35% tax rate was used in computing the tax equivalent yield adjustment. The yields shown are calculated based on amortized cost and effective yields weighted for the scheduled maturity of each security. Securities are assigned to maturity categories based on their estimated average lives.

	Fixed Rate		Floating Rate	
(Dollars in Thousands)	Amortized Cost	Weighted Average Yield To Maturity	Amortized Cost	Weighted Average Yield On Current Coupon Rates
U.S. Treasury and Federal Agency Debentures:				
Due in one year or less	$ 110,331	4.94%	$ 749	1.67%
Due after 1 through 5 years	199,164	4.78	-	-
Total	$ 309,495	4.83%	$ 749	1.67%
State and Political Subdivisions:				
Due after 5 through 10 years	$ 403	5.91%	$ -	-%
Due after 10 years	1,435	7.66	-	-
Total	$ 1,838	7.28%	$ -	-%
Mortgage-Backed Securities:				
Due in one year or less	$ 125,569	6.43%	$ 59	2.28%
Due after 1 through 5 years	2,855,012	6.23	112,601	3.33
Due after 5 through 10 years	85,800	6.03	18,457	3.52
Due after 10 years	42,694	6.80	-	-
Total	$ 3,109,075	6.24%	$ 131,117	3.36%
Other Securities:				
Due in one year or less	$ -	-%	$ 54,567	1.08%
Due after 1 through 5 years	250	6.75	195,928	1.08
Due after 5 through 10 years	-	-	246,837	1.76
Due after 10 years	108,655	-	-	-
Total	$ 108,905	6.75%	$ 497,332	1.42%

Loans and Leases

As of December 31, 2002 and 2001, total on-balance sheet loans and leases were $9.1 billion and $9.0 billion, respectively. Provident had an additional $2.1 billion and $3.1 billion of off-balance sheet loans and leases as of year-end 2002 and 2001, respectively. As a result of recent earnings volatility, management has re-evaluated the risk/reward relationships of its lending portfolio. During the second half of 2001, Provident implemented a whole-loan sale strategy for its nonconforming residential loans. Also, management has decided to de-emphasize its structured finance lending and large equipment leasing while placing a greater focus on its regional middle market commercial lending and middle market equipment leasing. As a result of these actions, Provident's lending portfolio has a lower concentration of residential loans, higher concentrations of middle market corporate leases, and a lower risk profile of commercial loans. Provident does not have a material exposure to foreign, energy or agricultural loans. The following table shows on-balance sheet loans and leases outstanding at period end by type of loan:

	December 31,				
(Dollars in Millions)	**2002**	2001	2000	1999	1998
Dollar:					
Corporate Lending:					
Commercial	**$ 4,482.4**	$ 4,540.1	$ 4,580.2	$ 3,990.9	$ 3,278.0
Mortgage	**960.6**	939.8	823.5	576.6	546.5
Construction	**510.3**	528.0	610.5	559.8	450.6
Lease Financing	**1,273.9**	1,106.1	566.1	376.6	243.7
Consumer Lending:					
Installment	**1,306.8**	913.4	580.1	476.5	650.1
Residential	**599.8**	922.7	835.5	653.7	710.3
Total Loans and Leases	**$ 9,133.8**	$ 8,950.1	$ 7,995.9	$ 6,634.1	$ 5,879.2
Percentage:					
Corporate Lending:					
Commercial	**49.1%**	50.7%	57.3%	60.1%	55.7%
Mortgage	**10.5**	10.5	10.3	8.7	9.3
Construction	**5.6**	5.9	7.6	8.4	7.7
Lease Financing	**13.9**	12.4	7.1	5.7	4.1
Consumer Lending:					
Installment	**14.3**	10.2	7.3	7.2	11.1
Residential	**6.6**	10.3	10.4	9.9	12.1
Total Loans and Leases	**100.0%**	100.0%	100.0%	100.0%	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows the composition of the commercial loan category by industry type at December 31, 2002, including loan amounts on which interest is not being accrued:

(Dollars in Millions)	Amount	Percentage	Amount on Nonaccrual
Mortgage Warehousing Lines	$ 639.7	14	$ 3.5
Real Estate Operators/Developers/General Contractors	541.2	12	0.8
Transportation	209.1	5	0.7
Banking and Finance	200.9	4	6.0
Healthcare	193.5	4	0.6
Retailing	171.9	4	5.9
Tourism and Entertainment	155.0	3	0.4
Metals	150.4	3	12.0
Machinery and Equipment	146.2	3	11.4
Eating and Drinking Establishments	129.3	3	4.0
Automobile Dealers	129.1	3	-
Business Services	127.1	3	14.2
Commercial Aviation Related (1)	118.3	3	24.1
Construction	117.5	3	3.3
Financial Services	105.9	2	0.1
Technology	87.3	2	3.0
Automotive Services/Parts	79.4	2	0.1
Plastics, Ceramics, Rubber and Other Products	68.3	2	3.0
Other (includes 20 industry types)	1,112.3	25	6.7
Total	$ 4,482.4	100	$ 99.8

(1) Includes $27 million of loans related to the commercial airline industry, and aircraft used in private, charter and corporate markets.

Mortgage warehousing lines increased significantly in the fourth quarter to $640 million, reflecting Provident's continuing shift to origination and sale activity in its mortgage business, as well as a surge in fourth quarter volume. All loans are underwritten to Provident and secondary market standards as part of Provident's control processes related to this activity.

At December 31, 2002, Provident had loans and leases of $178 million to commercial airline carriers, including $27 million of commercial loans and $151 million of finance and operating leases. As the events of September 11, 2001 have had a significant financial impact upon the airline industry and the resale value of aircraft, Provident recorded credit costs and other expenses of $34 million and $66 million during 2002 and 2001, respectively, which were related to secured commercial airline loans and leases.

At December 31, 2002, Provident had approximately $802 million of commercial loans that are to borrowers who have shared national credit loans. Generally, shared national credit loans are loans that have a commitment amount of at least $20 million and involve three or more supervised financial institutions. In an on-going effort to diversify its portfolio, the shared national credit loans in which Provident participates are distributed across thirty-two industry types, with the largest industry concentration (real estate) accounting for approximately 13% of its total shared national credit loans. The real estate category is comprised of loans to borrowers with different risks characteristics, including single family home developers, commercial property owner/operators, and commercial realtors and property managers. The average outstanding balance of a shared national credit loan was $3.8 million.

The following table shows the composition of commercial mortgage and construction loans by property type at December 31, 2002:

(Dollars in Millions)	Commercial Mortgage	Commercial Construction	Total	Percentage	Amount on Nonaccrual
Residential Development	$ 142.0	$ 107.9	$ 249.9	17.0%	$ 6.6
Shopping / Retail	138.6	105.5	244.1	16.6	-
Office / Warehouse	153.7	85.3	239.0	16.3	2.9
Apartments	135.6	50.2	185.8	12.6	2.0
Healthcare Facilities	118.0	6.5	124.5	8.5	-
Hotel / Motel	97.1	9.2	106.3	7.2	.1
Land	45.2	45.0	90.2	6.1	.6
Industrial Plants	18.9	10.2	29.1	2.0	-
Other Commercial Properties	111.5	90.5	202.0	13.7	1.3
	$ 960.6	$ 510.3	$ 1,470.9	100.0%	$ 13.5

As of December 31, 2002, Provident had $1.3 billion in commercial lease financing. These leases were comprised of $1.1 billion of small and middle market equipment leases and $0.2 billion of large equipment leases.

Commercial and real estate construction loans outstanding at December 31, 2002 are shown in the following table by maturity, based on remaining scheduled repayments of principal:

(In Millions)	Within 1 Year	After 1 but Through 5 Years	After 5 Years	Total
Commercial	$ 1,886.7	$ 2,116.6	$ 479.1	$ 4,482.4
Commercial Construction	213.2	263.9	33.2	510.3
Residential Construction	-	-	0.2	0.2
Total	$ 2,099.9	$ 2,380.5	$ 512.5	$ 4,992.9
Loans Due After One Year:				
At predetermined interest rates				$ 312.4
At floating interest rates				2,580.6

The following table shows the composition of the installment loan category by loan type at December 31, 2002:

(Dollars in Millions)	Amount	Percentage
Home Equity	$ 1,110.7	85.0%
Indirect Installment	120.3	9.2
Direct Installment	60.1	4.6
Other Consumer Loans	15.7	1.2
	$ 1,306.8	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Credit Risk Management

Over the past year, Provident has significantly enhanced its Credit and Risk Management function through additional experienced staff, new processes and enhanced information and analytics. Provident's new tactics include a strategic approach to the portfolio, balanced with valuing our key relationship customers. Clear business and portfolio strategies allow for focused marketing of new accounts, and aggressive management of both non-strategic portfolios and problem loans.

A significant change in the portfolio composition has and will continue to occur as a result of these strategic decisions. Risk and return, volatility and portfolio suitability have all been important considerations in this change. These initiatives include de-emphasizing the structured finance lending as well as originating the nonconforming residential loans only for sale on a whole-loan basis. Regional middle market commercial lending, middle market leasing and prime home equity loans are businesses which management believes can be grown while generating more predictable future earnings streams.

Enhanced processes have improved our understanding of publicly-identified exit portfolios and the value of our continuing businesses and relationships. More active use of an independent Special Assets Division, a revamped internal Portfolio Risk Review unit, and an expanded Credit Officer network allow Provident to ensure independent oversight and improved communication of issues and problems throughout the portfolio. In addition, Credit and Risk Management is responsible for the establishment and oversight of Provident's credit risk policies addressing underwriting standards, internal lending limits and methodologies for monitoring credit risk within the various loan and lease portfolios. Changes to these policies enhance Provident's initial and ongoing risk management and monitoring capabilities.

Provident has expanded and improved its analytical and reporting capacity, which in turn has improved the timeliness and value of portfolio information. Loans and leases are primarily monitored by closely following changes and trends in risk characteristics. The characteristics are analyzed using various techniques; including, credit scoring models for consumer and small business loans and leases and risk ratings for larger commercial, commercial mortgage and commercial construction loans. These risk ratings are assigned based upon individual credit analysis and are aggregated for reporting to senior management on a regular basis. These same analytics serve as the basis for refining the rating system, and establishing portfolio wide targets and caution levels. Early trends and thresholds trigger changes in strategy and tactics including the use of secondary market alternatives to liquidate and mitigate problem exposures and portfolio segments.

Provident maintains a reserve for loan and lease losses to absorb losses from current outstandings and potential usage of unfunded commitments. Discussion and analysis of the reserves as well as the overall credit quality of the off-balance sheet lending portfolio is provided in Note 20 of the "Notes to Consolidated Financial Statements." The following paragraphs provide information concerning its on-balance sheet credit portfolio and unused commitments.

The reserve for loan and lease losses is maintained at a level which management considers adequate to absorb loan and lease losses given the conditions at the time. The reserve is increased by the provision for loan and lease losses. Loans and leases deemed uncollectible are charged off and deducted from the reserve while recoveries on loans and leases previously charged off are added back to the reserve.

The adequacy of the reserve for loan and lease losses is monitored on a regular basis and reflects management's evaluation of numerous factors. These factors include the quality of the current loan portfolio, the trend in the loan portfolio's risk ratings, current economic conditions, specific industry trends, loan concentrations, evaluation of specific loss estimates for all significant problem loans, payment histories, collateral valuations, historic charge-off and recovery experience, estimates of charge-offs for the upcoming year and other pertinent information. Based upon the analyses, Provident lowered its loan loss reserve to total loans by 49 basis points to 2.20% during 2002 after raising the reserve ratio by 70 basis points in 2001.

Unfavorable business conditions and difficulties experienced by the airline industry have caused Provident to take large loan loss provisions during the past three years. Late in the fourth quarter of 2000, Provident placed three large loans, totaling $52 million, on nonaccrual status. Additionally, several large commercial loan charge-offs were recorded at that time. Nonaccrual loans and charge-offs increased during 2001 as the economic climate continued to deteriorate, particularly with regard to the airline industry. During 2001, Provident recorded charge-offs, write-downs and additional provision of $66 million on commercial airline loans and leases. Another $15 million of provision was recorded for industries other than commercial airlines that were related to the events of September 11, 2001. During 2002, Provident recorded an additional $34 million of credit costs related to the airline industry. Although the economy remained sluggish during 2002, credit-related volatility began to stabilize. Corporate nonaccrual loans have declined $11.9 million since year-end 2001.

The reserve methodology considers potential losses in the commercial airline portfolio as well as all other loan and lease types. Risks in the commercial airline portfolio arise from principal reliance on borrower credit quality and secondarily on equipment value. Based upon previous peak outstandings, the majority of commercial airline loans and leases are to borrowers considered to have better credit quality. Even within this segment, shorter maturities have left Provident exposed to residual equipment

values resulting in modest charge-offs. Most of the prior charge-offs and valuation adjustments dealt with transactions related to borrowers with weaker credit quality, which exposed Provident to weaker equipment values. However, future events could occur that may negatively impact our assessment of borrowers' credit quality and equipment values leading to higher reserves and potential future losses.

The following table shows selected information relating to Provident's reserve for loan and lease losses:

	December 31,				
(In Thousands)	**2002**	2001	2000	1999	1998
Reserve for Loan and Lease Losses at Beginning of Period	**$ 241,143**	$ 159,118	$ 95,181	$ 80,179	$ 75,669
Provision Charged to Expense	**99,549**	215,545	133,477	46,110	29,348
Acquired Reserves	**-**	10,003	2,377	1,263	-
Loans and Leases Charged Off:					
Corporate Lending:					
Commercial	**81,371**	105,711	63,497	25,145	14,403
Mortgage	**183**	844	96	247	3
Construction	**850**	-	-	-	-
Lease Financing	**48,501**	26,622	2,892	6,736	5,173
Consumer Lending:					
Installment	**7,727**	7,557	7,535	10,159	12,856
Residential	**27,229**	14,846	8,022	759	900
Total Charge-Offs	**165,861**	155,580	82,042	43,046	33,335
Recoveries:					
Corporate Lending:					
Commercial	**10,274**	2,675	3,406	2,742	836
Mortgage	**137**	8	20	42	1,344
Construction	**21**	-	-	-	-
Lease Financing	**9,821**	3,068	1,290	3,102	226
Consumer Lending:					
Installment	**4,615**	4,990	5,282	4,523	5,901
Residential	**1,352**	1,316	127	266	190
Total Recoveries	**26,220**	12,057	10,125	10,675	8,497
Net Loans and Leases Charged Off	**139,641**	143,523	71,917	32,371	24,838
Reserve for Loan and Lease Losses at End of Period	**$ 201,051**	$ 241,143	$ 159,118	$ 95,181	$ 80,179

On a percentage basis, the following table provides annual net charge-offs to average total loans and leases by category:

	December 31,				
	2002	2001	2000	1999	1998
Corporate Lending:					
Commercial	**1.65%**	2.21%	1.38%	.63%	.43%
Mortgage	**.01**	.10	.01	.04	(.24)
Construction	**.15**	-	-	-	-
Lease Financing	**3.23**	2.46	.42	1.29	1.56
Consumer Lending:					
Installment	**.30**	.33	.44	.96	.98
Residential	**3.51**	1.34	2.04	.05	.09
Net Charge-Offs to Average Total Loans and Leases	**1.59%**	1.63%	1.04%	.51%	.42%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Explanation as to significant changes in charge-offs between 2000 and 2002 follows:

- **Commercial:** Net charge-offs to average loans were 1.65%, 2.21% and 1.38% for 2002, 2001 and 2000, respectively. The decrease in charge-offs in 2002 was due primarily to a decrease in net charge-offs in the structured finance area, which is being de-emphasized. The increase in charge-offs for 2001 was due primarily to the overall deterioration in the economy, particularly in the airline industry. The increase in charge-offs in 2000 was due primarily to the decline in asset quality indicators combined with the uncertain economic environment.
- **Commercial Lease Financings:** Net charge-offs to average leases were 3.23%, 2.46% and 0.42% for 2002, 2001 and 2000, respectively. The increase in the net charge-off percentage during 2001 to 2002 was due primarily to an increase in charge-offs related to aircraft exposures.
- **Installment:** Net charge-offs to average loans were .30%, .33% and .44% for 2002, 2001 and 2000, respectively. The decrease in the charge-offs for 2000 as compared to 1999 was a result of lower charge-offs in home equity and credit card loans. The reduction in home equity charge-offs was due to continued focus on credit quality standards on the origination of these loans and improved technology of collection systems.
- **Residential:** Net charge-offs to average loans were 3.51%, 1.34% and 2.04% for 2002, 2001 and 2000, respectively. The increase in charge-offs for 2002 was due primarily to the $9.1 million charge-off taken in conjunction with the sale of $27 million of nonperforming residential mortgage loans that took place during the second quarter of 2002. The increase in charge-offs for 2001 and 2000 was a result of nonconforming residential loans originated during the second half of 2000 and the first half of 2001 being kept on the balance sheet.

The following table shows the dollar amount of the reserve for loan and lease losses, using management's estimate, by principal loan and lease category. While amounts are allocated to various portfolio categories, the total reserve, less the portion attributable to reserves as prescribed under provisions of Statement No. 114, "Accounting by Creditors for Impairment of a Loan," is available to absorb losses from any loan or lease category.

	December 31,				
(In Thousands)	**2002**	2001	2000	1999	1998
Corporate Lending:					
Commercial	**$ 132,286**	$ 168,248	$ 107,713	$ 73,992	$ 53,624
Mortgage	**12,337**	5,837	8,291	4,645	5,428
Construction	**5,393**	7,430	5,622	2,192	3,556
Lease Financing	**28,690**	26,303	13,407	4,344	3,928
	178,706	207,818	135,033	85,173	66,536
Consumer Lending:					
Installment	**1,490**	5,696	9,089	8,245	11,003
Residential	**20,855**	27,629	14,996	1,763	2,640
	22,345	33,325	24,085	10,008	13,643
	$ 201,051	$ 241,143	$ 159,118	$ 95,181	$ 80,179

The changes in the corporate lending reserves and their distribution between 2001 and 2002 resulted from numerous factors, including: (1) the anticipated use of the reserves established as of December 31, 2001 to absorb potential charge-offs in the commercial portfolio stemming from the commercial airline industry as well as several unrelated potential charge-offs in other industries; (2) the implementation of an enhanced commercial-related reserve methodology; and (3) the transfer of several commercial construction loans to commercial mortgage loan status. Additionally, the reserves related to consumer lending declined due to the sale of higher risk assets.

The reserve levels are tested under various scenarios, primarily reflecting different portfolio migration and roll rates. The rates used reflect those experienced during periods of varied economic conditions. As would be expected, the results indicate additional provision may be required to maintain adequate reserves if the downside scenarios were to materialize.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table presents a summary of various indicators of credit quality:

	December 31,				
(Dollars In Thousands)	**2002**	2001	2000	1999	1998
Nonaccrual Loans:					
Corporate Lending:					
Commercial	**$ 99,805**	$ 116,663	$ 74,401	$ 43,452	$ 34,544
Mortgage	**11,783**	1,929	1,712	3,003	933
Construction	**1,746**	2,699	-	216	-
Lease Financing	**4,008**	7,986	6,503	1,309	4,002
	117,342	129,277	82,616	47,980	39,479
Consumer Lending:					
Installment	**-**	-	-	48	38
Residential	**49,091**	47,579	13,404	7,640	5,504
	49,091	47,579	13,404	7,688	5,542
Total Nonaccrual Loans	**166,433**	176,856	96,020	55,668	45,021
Other Nonperforming Assets	**15,780**	20,907	8,805	3,870	2,767
Total Nonperforming Assets	**$ 182,213**	$ 197,763	$ 104,825	$ 59,538	$ 47,788
Loans 90 Days Past Due - Still Accruing	**$ 29,918**	$ 30,326	$ 28,203	$ 14,943	$ 10,356
Loan and Lease Loss Reserve to:					
Total Loans and Leases	**2.20%**	2.69%	1.99%	1.43%	1.36%
Nonaccrual Loans	**120.80**	136.35	165.71	170.98	178.09
Nonperforming Assets	**110.34**	121.94	151.79	159.87	167.78
Nonaccrual Loans to Total Loans and Leases	**1.82**	1.98	1.20	.84	.77
Nonperforming Assets to:					
Total Loans, Leases and Other Nonperforming Assets	**1.99**	2.20	1.31	.90	.81
Total Assets	**1.04**	1.19	.70	.50	.50

Loans and leases are generally placed on nonaccrual status when the payment of principal and/or interest is past due 90 days or more. However, installment loans are not placed on nonaccrual status because they are charged off in the month the loans and leases reach 120 days past due. In addition, loans that are well secured and in the process of collection are not placed on nonaccrual status. When a loan is placed on nonaccrual status, any interest income previously recognized that has not been received is reversed from income. Future interest income is recorded only when a payment is received and collection of principal is considered reasonably assured.

Although loans and leases may be classified as nonaccrual, many continue to pay interest irregularly or at less than the original contractual rates. The gross amount of interest income recognized during 2002 with respect to these loans and leases was $1.7 million compared to $16.2 million that would have been recognized had the loans and leases remained current in accordance with their original terms.

Loans and leases that have been placed on nonaccrual status are further evaluated for potential losses based upon review and discussion among Credit, Portfolio Risk Review, lending officers, collection associates, and senior management. Factors considered include the market value of collateral associated with a specific loan or lease, cash flows generated by the borrower, third-party guarantees, the general economic climate and any specific industry trends that may affect an individual loan or lease. Total nonaccrual loans at December 31, 2002 were $166.4 million. In addition, $73.1 million of performing loans were being closely monitored due to possible credit problems.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Nonaccrual loans decreased $10.4 million and other nonperforming assets decreased $5.1 million during 2002 while nonaccrual loans increased $80.8 million and other nonperforming assets increased $12.1 million during 2001. The following table shows the progression of nonaccrual loans and other nonperforming assets during these time periods:

	Corporate Lending			Consumer	Total	Other	Total
(In Thousands)	Commercial	Real Estate	Lease Financing	Residential Mortgages	Nonaccrual Loans	Nonperforming Assets	Nonperforming Assets
Balance at January 1, 2001	$ 74,401	$ 1,712	$ 6,503	$ 13,404	$ 96,020	$ 8,805	$ 104,825
Additions	197,149	4,224	19,912	57,525	278,810	2,026	280,836
Payments / Sales	(43,218)	(464)	(3,872)	(2,966)	(50,520)	(5,722)	(56,242)
Charge-Offs	(97,352)	(844)	(14,557)	(12,257)	(125,010)	(6,646)	(131,656)
Transfers to Other Nonperforming Assets	(14,317)	-	-	(8,127)	(22,444)	22,444	-
Balance at December 31, 2001	116,663	4,628	7,986	47,579	176,856	20,907	197,763
Additions	108,021	12,147	15,757	75,133	211,058	4,012	215,070
Payments / Sales	(51,503)	(2,023)	(5,136)	(27,376)	(86,038)	(20,345)	(106,383)
Charge-Offs	(73,076)	(1,033)	(14,599)	(23,055)	(111,763)	(4,481)	(116,244)
Transfers to Other Nonperforming Assets	(300)	(190)	-	(23,190)	(23,680)	23,680	-
Write-Downs	-	-	-	-	-	(7,993)	(7,993)
Balance at December 31, 2002	$ 99,805	$ 13,529	$ 4,008	$ 49,091	$ 166,433	$ 15,780	$ 182,213

Credit Outlook and Operating Implications

In 2001, Provident's total credit costs (loan loss provision and aircraft lease residual write-offs) increased 76% or $102 million over the prior year's amount. These higher credit costs had a materially unfavorable impact on net income. To address asset quality issues and related credit costs that arose during 2001, management worked to improve its internal credit processes and resolve asset quality concerns in its loan and lease portfolios. Credit costs declined substantially in 2002. However, if credit costs should substantially increase again, this could impact Provident's ability to maintain the payment of its quarterly dividend rate at current levels.

Noninterest Earning Assets

Leased equipment includes the leasing of automobiles to consumers and equipment to commercial customers. As of December 31, 2002 and 2001, the cost of automobiles, net of depreciation, was $2.1 billion and $2.4 billion, respectively, and the cost of equipment, net of depreciation, was $266 million for both years. The decrease in auto leases is reflective of management's decision to provide fewer resources to this business due to its overall complexity and thin margin.

Goodwill totaled $83 million and $81 million as of December 31, 2002 and 2001, respectively. Goodwill represents the excess of the purchase price over net identifiable tangible and intangible assets acquired in a purchase business combination. During 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortized over their useful lives. These rules became effective as of January 1, 2002 for Provident. Additional information on goodwill and other intangibles is provided in Note 8 of the "Notes to Consolidated Financial Statements."

Other assets increased $41 million during 2002 and decreased $244 million during 2001. The increase in 2002 was primarily due to an increase in mortgage servicing rights and an increase in the amount of market value adjustments recorded in relation to Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." The decrease in 2001 was due primarily to the decrease in receivables from securitization trusts.

Deposits

Deposits increased $995 million and $25 million during 2002 and 2001, respectively. During 2002, commercial deposits increased 68% to $1.1 billion at December 31, 2002 from $637 million at December 31, 2001. During 2001, retail deposits increased 16% to $5.6 billion at December 31, 2001 from $4.8 billion at December 31, 2000, with significant contribution from internet deposit-gathering initiatives. Offsetting this increase was a $469 million decrease in deposits from securitization trusts held at Provident. The following table presents a summary of period end deposit balances:

	December 31,		
(In Millions)	**2002**	2001	2000
Noninterest Bearing Deposits of Securitization Trusts	**$ 48**	$ 27	$ 496
Other Noninterest Bearing Deposits	**1,094**	968	797
Interest Bearing Demand Deposits	**1,017**	523	464
Savings Deposits	**1,460**	1,544	1,458
Certificates of Deposit Less than $100,000	**2,621**	2,551	2,239
Certificates of Deposit of $100,000 or More	**3,609**	3,241	3,375
	$ 9,849	$ 8,854	$ 8,829

At December 31, 2002, maturities on certificates of deposit of $100,000 or more were as follows (in millions):

3 months or less	$ 255
Over 3 through 6 months	213
Over 6 through 12 months	228
Over 12 months	2,913
Total	$ 3,609

Included in certificates of deposit of $100,000 or more at December 31, 2002, 2001 and 2000 were brokered deposits of $2.7 billion, $2.0 billion and $2.2 billion, respectively.

Provident issues brokered certificates of deposit with embedded call options combined with interest rate swaps with matching call dates as part of its certificate of deposit program. Provident has the right to redeem the certificates of deposit on specific dates prior to their stated maturity while the interest rate swaps are callable at the option of the swap counterparty. The terms and conditions of the call options embedded in the interest rate swaps match those of the certificates of deposit, offsetting any option risk exposure to Provident. At December 31, 2002, Provident had $1.4 billion of brokered callable certificates of deposit.

Borrowed Funds

Borrowed funds are an important component of total funds necessary to support earning assets. In 2002, short-term debt increased $40 million (2%) while long-term debt decreased $239 million (6%). An increase in commercial paper borrowing was the primary reason for the increase in short-term debt. Payments on medium-term notes and debt issued as secured financings were the primary reasons for the decrease in long-term debt. In 2001, short-term debt increased $1.2 billion (195%) and long-term debt increased $57 million (1%). Increases in federal funds purchased and repurchase agreements were the primary reasons for the increase in short-term debt. The primary reason for the increase in long-term debt was an increase in debt issued as secured financings.

During the first quarter of 2001, Provident established Provident Capital Trust IV. Capital Trust IV issued capital securities of $125 million of preferred stock to the public and $3.9 million of common stock to Provident. Proceeds from the issuance of the capital securities were invested in Provident's 9.45% junior subordinated debentures due 2031.

Minority Interest

During June 2002, Provident and its consolidated subsidiary, PFGI Capital Corporation ("PFGI Capital"), issued 6.6 million of equity units ("PRIDES") to outside investors for $165 million. The Bank owns all of the $165 million of Common Stock of PFGI Capital. The principal business objective of PFGI Capital is to hold and manage commercial mortgage loan assets and other authorized investments acquired from the Bank that will generate net income for distribution to its stockholders. PFGI Capital has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes.

Each PRIDES is comprised of two components - a 3-year forward purchase commitment ("Purchase Contract") and PFGI Capital Preferred Stock. Each Purchase Contract obligates the holder to buy, on August 17, 2005, for $25, a number of newly issued shares of Provident Common Stock equal to the "settlement rate." The PRIDES qualify as Tier 1 Capital for regulatory capital purposes. Additional information concerning the PRIDES instruments is provided in Note 13 of the "Notes to Consolidated Financial Statements."

Other Noninterest Bearing Liabilities

Accrued interest and other liabilities decreased $56 million, or 12%, during 2002 after increasing $236 million, or 94%, during 2001. The decrease during 2002 was due primarily to a reduction in the amount of market value adjustments recorded in relation to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The increase during 2001 was due primarily to the adoption of the provisions of Statement 133. For further details concerning Statement 133, see Note 21 of "Notes to Consolidated Financial Statements."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OFF-BALANCE SHEET AND DERIVATIVE ARRANGEMENTS

Asset Securitization Activity

From 1996 through the second quarter of 2000, the structure of some of Provident's securitizations resulted in the transactions being accounted for as sales through the use of special purpose entities. As such, gains or losses were recognized, loans and leases were removed from the balance sheet and residual assets, representing the present value of future cash flows, were recorded. During the third quarter of 2000, management decided to structure all future securitizations as secured financings thereby eliminating the use of gain-on-sale accounting and leaving all debt on the balance sheet. The switch to a secured financing structure does not affect the total profit Provident will recognize over the life of the asset, but rather impacts the timing of income recognition. Secured financing transactions, as compared to transactions accounted for as sales, cause reported earnings from securitized assets to be lower in the initial periods and higher in later periods, as interest is earned on the assets.

The securitization and sale of loans and leases from 1996 through the first half of 2000 continues to impact the current presentation of Provident's financial condition, results of operations and off-balance sheet market risks. The following discusses this impact on the Consolidated Statements of Income and Consolidated Balance Sheets.

Impact on Consolidated Statements of Income: During 2000, gains were recognized from the securitization and sale of loans and leases. No such gains were recognized during 2002 and 2001. The following table provides a summary of principal securitized and gains recognized:

	2000	
(In Thousands)	Principal	Gain
Non-Cash Gains:		
Nonconforming Residential	$ 1,030,000	$ 30,291
Prime Home Equity	158,598	4,156
Total Non-Cash Gains	1,188,598	34,447
Cash Gains-Equipment Leases	223,705	9,083
Total Securitization Sales	$ 1,412,303	$ 43,530

The securitization and sale of nonconforming residential and prime home equity loans have resulted in the recognition of non-cash gains. Gains recognized under this structure are referred to as non-cash gains as Provident receives cash equal to the amount of loans sold. The gains or losses are determined based on a present value calculation of future cash flows of the underlying loans, net of interest payments to security holders, loan loss and prepayment assumptions and normal servicing revenue. These net cash flows, which are represented by retained interests on securitized assets ("RISAs"), are included in investment securities. No RISAs have been recorded since June 2000.

Cash gains have been recognized from the securitization and sale of equipment leases. Under the structure of these securitizations, Provident sells the lease payments under the lease contract but retains ownership of the underlying equipment. The cash received from these sales exceeds the present value of the lease payments and generates the cash gain.

Provident retains the servicing of the loans and leases it securitizes. As a result, a significant level of assets is serviced by Provident, which do not appear on its balance sheet. These off-balance sheet assets contributed to the generation of approximately $9 million in loan servicing fees during 2002.

Impact on Consolidated Balance Sheets: Securitized loans and leases that have been treated as sales have been removed from the balance sheet. The following table provides a summary of the outstanding balances of these off-balance sheet managed assets:

	December 31,		
(In Thousands)	**2002**	2001	2000
Nonconforming Residential	**$ 1,779,127**	$ 2,627,332	$ 3,625,033
Prime Home Equity	**194,775**	303,527	471,873
Equipment Leases	**94,408**	207,131	359,457
Credit Card	**-**	-	165,000
	$ 2,068,310	$ 3,137,990	$ 4,621,363

In connection with the sale of these loans and leases, Provident recorded RISAs, established credit enhancing collateral accounts and has issued an unfunded secured demand note. As noted earlier, RISAs represent the rights to future cash flows arising after the investors of the securitization trusts have received the return for which they contracted. RISAs are subordinate to investors of the securitization trust with its value subject to prepayment risks, interest rate risks and, in certain cases, credit risks on the transferred assets. As of December 31, 2002, Provident had RISAs totaling $121.5 million.

Provident has provided collateral to its securitizations structured as sales in the form of cash, loans and an unfunded secured demand note. The collateral is maintained at a significantly higher balance than the level of estimated credit losses to improve the credit grade of the securitization and thereby reduce the rate paid to investors of the securitization trust. As of December 31, 2002, collateral consisted of $57.4 million of cash, $5.1 million of loans

and a secured demand note that could be drawn up to $270 million. Provident had reserves of $20.9 million as of year-end 2002 to offset future losses. Nonconforming residential RISAs net of its loss reserves totaled $93.3 million. Information concerning the credit quality of the managed loans, cash flows of the securitization trust and valuation analyses of the RISAs, may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies" and Note 20 included in "Notes to Consolidated Financial Statements."

New Accounting Pronouncement: In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" that addresses consolidation by business enterprises of variable interest entities (VIEs). Under this Interpretation, special purpose entities (SPEs) having certain attributes will now be consolidated where, in the past, they have not. The Interpretation does not impact qualifying special purpose entities (QSPEs), as described in Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and other SPEs with similar characteristics. As management has determined that the SPEs used in the securitization of its nonconforming residential, prime home equities and equipment leases have the characteristics of a QSPE, these securitization entities will continue to be excluded from consolidation.

Fannie Mae DUS Program

Red Mortgage Capital, Inc. ("Red Mortgage"), a member of Red Capital Group, is an approved Fannie Mae Delegated Underwriting and Servicing ("DUS") mortgage lender. Under the Fannie Mae DUS program, Red Mortgage underwrites, funds and sells mortgage loans on multifamily rental projects. Red Mortgage then services these mortgage loans on Fannie Mae's behalf. Participation in the Fannie Mae DUS program requires Red Mortgage to share the risk of loan losses with Fannie Mae. The substance of this loss sharing arrangement is that Red Mortgage and Fannie Mae split losses with one-third of all losses assumed by Red Mortgage and two-thirds of all losses assumed by Fannie Mae.

Red Mortgage services multifamily mortgage loans under the DUS program with outstanding principal balances aggregating approximately $3.0 billion at December 31, 2002. At December 31, 2002, no DUS loans in Red Mortgage's loan servicing portfolio were in default. Red Mortgage has established reserves of approximately $8.7 million for possible losses under this program. The reserve is determined by evaluating pools of homogenous loans and includes information based upon industry and historical loss experience, as well as each project's recent operating performance. Management believes the reserve is maintained at a level that adequately provides for the inherent losses within Red Mortgage's portfolio of DUS loans. The employees and management team of Red Mortgage have originated and serviced the existing Fannie Mae DUS loan servicing portfolio since 1995 without any charge-offs relating to the DUS loans.

Interest Rate Swaps and Caps

At December 31, 2002, Provident held $3.8 billion in interest rate swaps on which it receives payments at fixed interest rates while making payments at variable interest rates. These instruments are used primarily as a hedge to offset time deposit accounts and debt where Provident must pay interest at fixed rates. As funds received on these interest rate swaps match the fixed rate payments required of the time deposits and debt, these derivatives essentially convert long-term fixed rate instruments into shorter repricing instruments.

Provident also had $2.2 billion in interest rate swaps that it receives payments at floating interest rates while making payments at fixed interest rates. The primary use of these instruments is for off-balance sheet securitizations. Provident is required to pay investors of these securitizations interest at a floating rate, however, many of the underlying loans pay interest to Provident at fixed or longer-term adjustable rates. The use of these interest rate swaps allows Provident to offset the floating interest rate payments to the investors with floating interest rates payments received from the interest rate swaps. The fixed or longer-term adjustable interest rate payments received from the underlying loans are used to offset the fixed rate interest payments required on these interest rate swaps.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Provident has approximately $2.75 billion in purchased interest rate caps. Interest rate caps protect against the impact of rising interest rates on interest-bearing financial instruments. When interest rates go above a cap's strike rate, the cap provides for receipt of payments based on its notional amounts. Risks involved in these purchased interest rate caps have been mitigated by selling $2.75 billion in interest rate caps.

The fair value of these interest rate swaps and caps are recorded on the consolidated balance sheet as either other assets (derivatives with a positive fair value) or as other liabilities (derivatives with a negative fair value) as prescribed by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." For further details concerning Provident's interest rate swaps and caps, see Note 21 of "Notes to Consolidated Financial Statements."

Forward Delivery Commitments

Provident enters into forward delivery contracts for the future delivery of commercial real estate and residential mortgage loans at a specified interest rate to reduce the interest rate risk associated with loans held for sale. As of December 31, 2002, Provident had $172 million in forward delivery contracts.

Credit Risk Transfer Instruments

In order to mitigate credit risk within the auto lease portfolio, Provident has entered into credit risk transfer arrangements during 2001 and 2000. Under the 2001 transaction, Provident transferred 97 1/2% of the credit risk on an auto lease portfolio, while retaining a 2 1/2% first-loss position. Under the 2000 transaction, Provident transferred 98% of the credit risk on an auto lease portfolio, while retaining a 2% first-loss position. As a result of these transactions, Provident was able to lower its credit concentration in auto leasing while reducing its regulatory capital requirements. As of December 31, 2002, the remaining unpaid auto lease balances on the 2001 and 2000 transactions were $0.4 billion and $1.0 billion, respectively.

Credit Commitments, Standby Letters of Credit and Guarantees

Commitments to extend credit are financial instruments in which Provident agrees to provide financing to customers based on predetermined terms and conditions. Since many of the commitments to extend credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. As of December 31, 2002 and 2001, credit commitments totaled $2.9 billion and $2.2 billion, respectively.

Standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Provident had $274 million and $193 million in standby letters of credit as of December 31, 2002 and 2001, respectively.

Provident (Parent) has issued a guarantee for a subsidiary to assist in its business activities. This guarantee was made to Fannie Mae for the benefit of Red Mortgage Capital, Inc. Red Mortgage is an approved Fannie Mae Delegated Underwriting and Servicing (DUS) mortgage lender. Participation in the Fannie Mae DUS program requires Red Mortgage to share the risk of loan losses with Fannie Mae. For Red Mortgage to participate in the loss sharing agreement, the Parent provided a guarantee to Fannie Mae that it would fulfill all payments required of Red Mortgage under the loss sharing arrangement and for servicing advances of these loans if Red Mortgage fails to meet its obligations. The guarantee will continue until such time as the loss sharing agreement is amended or that Red Mortgage no longer participates in the Fannie Mae DUS program. No liability is carried on the Parent's balance sheet for this guarantee as a liability has been established for estimated losses on Red Mortgage's balance sheet. Additional information concerning the Fannie Mae DUS program may be found under "Management Discussion and Analysis of Financial Condition and Results of Operations - Fannie Mae DUS Program."

CAPITAL RESOURCES AND LIQUIDITY

Capital Resources

Total stockholders' equity at December 31, 2002 and 2001 was $880 million and $802 million, respectively. The change in the equity balance relates primarily to net income exceeding dividends by $47 million and an increase in the market value of investment securities of $53 million, (net of deferred taxes).

Provident's capital expenditure program typically includes the purchase of computer equipment and software, branch additions and enhancements, ATM additions and office building renovations. Capital expenditures for 2003 are estimated to be approximately $30 million and include the purchase of data processing hardware and software, branch additions, renovations and enhancements, facility renovations, and ATMs. Management believes that currently available funds and funds provided by normal operations will be sufficient to meet these capital expenditure requirements.

The following table of ratios is important for an analysis of capital adequacy:

	Year Ended December 31,		
	2002	2001	2000
Average Shareholders' Equity to Average Assets	**5.12%**	5.59%	6.70%
Average Tangible Shareholders' Equity to Average Tangible Assets	**4.55**	5.00	6.11
Period End Shareholders' Equity to Period End Assets	**5.02**	4.84	6.16
Period End Tangible Shareholders' Equity to Period End Tangible Assets	**4.49**	4.26	5.72
Dividend Payout to Net Earnings	**50.64**	n/m	84.43
Tier 1 Capital to Risk-Weighted Assets	**9.40**	7.95	8.56
Total Risk-Based Capital To Risk-Weighted Assets	**11.43**	10.71	10.60
Tier 1 Leverage Ratio	**7.81**	6.65	8.21

n/m - not meaningful

Risk-based capital guidelines established by the Federal Reserve Board set minimum capital requirements and require institutions to calculate risk-based capital ratios by assigning risk weightings to assets and off-balance sheet items. Provident is required to maintain minimum ratios of 4.00% for Tier 1 capital to average assets, 4.00% for Tier 1 capital to risk-weighted assets, and 8.00% for total risk-based capital to risk-weighted assets. These guidelines further define "well-capitalized" levels for Tier 1, total risk-based capital, and leverage ratio purposes at 6%, 10% and 5%, respectively. Provident has consistently maintained regulatory capital ratios at or above the well-capitalized standards. For further detail on capital ratios, see Note 15 of the "Notes to Consolidated Financial Statements."

As noted in earlier sections of this report, during the second quarter of 2002, Provident issued $165 million of PRIDES in connection with the formation of PFGI Capital. These equity units qualify as Tier 1 Capital in Provident's calculation of regulatory capital ratios.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity

Adequate liquidity is necessary to meet the borrowing needs and deposit withdrawal requirements of customers as well as to satisfy liabilities, fund operations and support asset growth. Management forecasts that the largest liquidity needs during 2003 will come from growth in the lending portfolio, maturing of retail and brokered certificates of deposit, and scheduled principal payments on long-term debt. Provident has a variety of sources to meet these liquidity demands. First, management expects to issue new certificates of deposit along with renewing many of its maturing certificates of deposit. Management also projects growth within retail transactional deposits. Additional sources of liquidity include the secured financing of commercial and consumer loans and leases, whole-loan sales of nonconforming residential loans and the availability to borrow both short-term and long-term funds.

The following table represents Provident's estimated contractual obligations, excluding short-term obligations, at December 31, 2002:

(In Millions)	Less Than 1 Year	From 1 to 3 Years	From 3 to 5 Years	More Than 5 Years	Total
Certificates of Deposit	$ 1,499	$ 1,676	$ 1,289	$ 1,766	$ 6,230
Long-Term Debt	445	1,736	831	831	3,843
Junior Subordinated Debentures	-	-	-	451	451
Rental Obligations	16	26	19	44	105
	$ 1,960	$ 3,438	$ 2,139	$ 3,092	$ 10,629

Consistent with Provident's contingent funding plan, management monitors the potential impact of changes in its corporate ratings on existing and new business transactions. Ratings related liquidity events may include reduced availability of short-term federal funds, reduced availability to the surety bond market that supports the bank's Public Funds program and other commitments provided to third parties in related business transactions. If such ratings events are anticipated, management will take actions to enhance balance sheet liquidity positions to meet liquidity needs. Such actions to enhance liquidity positions were taken in connection with Provident's March 5, 2003 announcement related to the restatement of its earnings. In anticipation of potential ratings downgrades, management took actions to enhance liquidity positions, including issuance of additional brokered certificates of deposits. Additional term liquidity reduces reliance on short-term funding and increases the availability of collateral in the investment portfolio. Management will continue to monitor events as the need may arise for further liquidity enhancements in the future.

The parent company's primary liquidity needs during 2003 will be the payment of dividends to its preferred and common shareholders, funds for activity of the commercial paper operations and interest payments on junior subordinated debentures. The major source of liquidity for the parent company is dividends and interest paid to it by its subsidiaries. Provident received dividends of $45 million, $15 million and $37 million in 2002, 2001 and 2000, respectively. The amount of dividends available for payment in 2003 by The Provident Bank, Provident's banking subsidiary, is approximately $30.2 million, plus 2003 net income. It is unlikely, however, that the Bank would pay annual dividends to the parent company that exceeds $60 million.

The parent company also received interest payments of $25.4 million, $24.9 million and $13.2 million for the years ended December 31, 2002, 2001 and 2000, respectively, from its subsidiaries. These interest payments were primarily the result of $249.5 million of subordinated debt loaned to the Bank. The subordinated debt matures during 2009 and 2010. Management believes that dividends and interest payments from the Bank will be sufficient to meet the parent company's liquidity requirements in 2003.

At December 31, 2002, the parent company had $170 million in general purpose lines of credit with unaffiliated banks. The principal purpose of these lines was to provide a backup facility for its commercial paper program. In July 2002, the parent company issued $75 million of long-term senior notes to improve its overall liquidity position. Proceeds from these notes have provided sufficient incremental liquidity to meet its short-term obligations and have eliminated the primary use of the lines. The lines were not renewed at their March 27, 2003 expiration date. The lines of credit had not been drawn upon during the past three years.

CRITICAL ACCOUNTING POLICIES

Note 1 to the "Notes to Consolidated Financial Statements" lists significant accounting policies used in the development and presentation of Provident's financial statements. However, four of these accounting policies are considered to be critical due to the level of sensitivity and subjectivity of their underlying accounting estimates. These critical accounting policies concern the adequacy of the reserve for loan and lease losses; the valuation of retained interest in securitized assets (RISAs) and securitized credit enhancements; the valuation of mortgage servicing assets; and the valuation of derivatives.

Reserve for Loan and Lease Losses: Provident maintains a reserve to absorb potential loan and lease losses inherent in its lending portfolio. Management's determination of the adequacy of the loan loss reserve is based on an assessment of the potential losses given the conditions at the time. This assessment consists of certain loans and leases being evaluated on an individual basis, as well as all loans and leases being categorized based on common credit risk attributes and being evaluated as a group. Management evaluates numerous factors including the credit quality of the current loan portfolio, the trend in the loan portfolio's risk ratings, current economic conditions, specific industry trends, loan concentrations, evaluation of specific loss estimates for all significant problem loans, payment histories, collateral valuations, historical charge-off and recovery experience, estimates of charge-offs for the upcoming year and other relevant information.

Loans and leases that have been placed on classified and/or nonaccrual status are further evaluated for potential losses based upon review and discussion among Credit, Portfolio Risk Review, lending officers, collection associates, and senior management. Factors considered include the market value of collateral or real estate associated with a specific loan or lease, cash flows generated by the borrower, third-party guarantees, the general economic climate and any specific industry trends that may affect an individual loan or lease.

Additional loss estimates associated with securitized assets and loans sold under the Fannie Mae DUS Program are provided for separately from the reserve for loan and lease losses. For more information on credit exposures on these off-balance sheet assets, see "Management Discussion and Analysis of Financial Condition and Results of Operations - Off-Balance Sheet and Derivative Arrangements" and Note 20 of the "Notes to Consolidated Financial Statements."

RISAs and Securitized Credit Enhancements: Prior to July 2000, Provident structured its securitization transactions as sales. As such, Provident retained (a) future cash flows of the underlying loans, net of payments due to investors of the securitization trust, servicing fees and other fees (RISAs), (b) servicing rights on the loans and leases, and (c) credit enhancement accounts used to absorb credit losses on the loans securitized. Gain or loss on the sale of the loans depended in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the assets retained based on their relative fair value at the date of transfer. However, quotes are generally not available for assets retained, so Provident estimates the fair value based on key assumptions, including prepayment speeds, credit losses, forward yield curves, and discount rates commensurate with the risks involved.

Provident monitors the valuation of the RISAs on a monthly basis. The valuation centers primarily around two estimates, total life-time credit losses and the constant prepayment rate (CPR). During the current year, both of these factors have trended upward which has had an unfavorable impact on the nonconforming residential RISA valuation. Additionally, the CPR has also been impacted by management's decision to accelerate the liquidation of other real estate associated with the securitized nonconforming residential portfolio. Provident models a CPR range from 26% to 35% with the actual CPR currently running at 30%. If the CPR stays at its current level, management estimates that there would be sufficient cash flows to absorb lifetime losses up to 6.3%. If the CPR rises to 35%, there would be sufficient cash flows to absorb lifetime losses up to 5.4%. Cumulative incurred losses through December 31, 2002 are 3.6%, with estimated total lifetime losses expected to be 5.6%. On a worst case basis, management currently estimates that lifetime losses should not exceed 6.1% assuming real estate values remain relatively stable. From an earnings sensitivity standpoint, above certain loss thresholds, 5 basis points in losses represent a $1.8 million unfavorable after-tax impact. Should both the estimated life-time credit losses and CPR continue to rise, impairment of the RISA value could occur. Future period cash flow realizations may differ from current projections as a result of timing differences in credit related charge-offs in any given period. Although these variances may not change the life-time loss assumptions, they may result in temporary negative cash flows and the possibility of a charge to earnings. At December 31, 2002, management believes the current carrying value of the RISA asset is properly stated. Additional sensitivity analyses is provided in Note 20 of the "Notes to Consolidated Financial Statements."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Valuation of Mortgage Servicing Rights: Provident recognizes the rights to service mortgage loans it does not own but services for others within Other Assets of its balance sheets. Mortgage servicing assets are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value. Estimated fair value is based on projected discounted cash flows which takes into consideration estimated servicing fees, prepayment speeds, discount rates, earnings on deposit of escrow funds and other assumptions. These estimates have a significant impact on the valuation of the mortgage servicing assets. Mortgage servicing rights are tested quarterly to verify the market value equals or exceeds its carrying value.

Valuation of Derivatives: In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," Provident carries the fair value of derivative instruments on its consolidated balance sheets with changes in value recorded in the income statement or as other comprehensive income. Although the value of the derivatives are determined using third-party valuations, these valuations use discounted cash flow modeling techniques, which require the use of assumptions concerning the amount and timing of future cash flows. These estimates have a significant impact on the valuation of the derivatives.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The responsibility of monitoring and managing market and liquidity risk is assigned to the Asset Liability Committee (ALCO). The main component of market risk is the risk of loss in the value of financial instruments that may result from the changes in interest rates. ALCO is bound to guidelines stated in the relevant policies approved by the Board of Directors.

In addition to the natural balance sheet hedges, ALCO utilizes derivative instruments to manage interest rate risk on and off its balance sheet. Interest rate swaps and caps are the most widely used tools to manage interest rate risk.

Provident uses an earnings simulation model to analyze net interest income sensitivity to movements in interest rates. The model evaluates the effect of changes in interest rates on net interest income by running various interest rate scenarios up and down from a flat rate scenario. As a basis for strategic interest rate risk management, the ALCO group regularly analyzes the impact of four to six additional interest rate scenarios on net interest income in addition to the standard scenarios used for policy measurement. These rate scenarios are established by ALCO and incorporate changes to the slope of the yield curve.

The balance sheet assumptions, including loan growth, funding mix, and prepayment speeds primarily on mortgage related products, are adjusted for each rate scenario. Market-based prepayment speeds are incorporated into the analysis, particularly for mortgage related products, including investment portfolio securities. Faster prepayments during low interest rate environments such as the current levels negatively impact interest rate margins due to lower reinvestment yields.

Provident's policy limit stipulates that the negative impact on net interest income from a +/-200 basis points, 12 month gradual parallel ramp rate scenario as compared to the flat rate scenario cannot exceed 10 percent over the next 12 month period. These tests are performed on a monthly basis, and the results are presented to the Board of Directors. Based on the results of the simulation model, net interest income would change by the following over the next 12-month period:

	2002	2001
100 Basis Points Decrease	**(3.92%)**	0.24%
100 Basis Points Increase	**0.55%**	(0.33%)
200 Basis Points Decrease	**n/a**	n/a
200 Basis Points Increase	**(0.52%)**	(0.74%)

Due to the current low interest rate environment, nothing beyond a 100 basis point decrease was simulated for 2002.

Although classified as leased equipment, Provident continues to include auto leases in its interest sensitivity analysis.

ALCO regularly incorporates discussions and analyses of market risk embedded in off-balance sheet activities as well as on non-interest income items such as loan sale premiums. ALCO actively monitors the impact of related market risk since these premiums are sensitive to changes in interest rates.

All transaction accounts are regularly analyzed for embedded market risk. These accounts are evaluated with respect to their repricing characteristics as well as their expected average lives. Provident offers a diverse set of managed transaction accounts including some that reprice according to a third party index and some with managed rates. ALCO actively monitors the behavioral characteristics of these products. Although indexed account rates move parallel to movements in short term rates, managed account rates adjust slower and at smaller increments due to the competitive environment. During the current low rate environment, such price rigidities negatively impact interest rate margins in the short run; however, the long-term profitability and liquidity characteristics of these accounts are very attractive.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Provident Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Provident Financial Group, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Provident Financial Group, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, Provident Financial Group, Inc. has restated previously issued 2000 and 2001 consolidated financial statements.

As discussed in Note 8 to the consolidated financial statements, in 2002 Provident Financial Group, Inc. changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."



Cincinnati, Ohio
April 11, 2003

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)	December 31, 2002	2001 As Restated See Note 3
ASSETS		
Cash and Due from Banks	**$ 351,994**	$ 378,257
Federal Funds Sold and Reverse Repurchase Agreements	**188,925**	122,966
Trading Account Securities	**127,848**	101,156
Loans Held for Sale	**436,884**	217,914
Investment Securities Available for Sale (amortized cost - $4,158,511 and $3,510,601)	**4,215,238**	3,486,058
Loans and Leases:		
Corporate Lending:		
Commercial	**4,482,373**	4,540,088
Mortgage	**960,636**	939,824
Construction	**510,331**	528,008
Lease Financing	**1,273,901**	1,106,144
Consumer Lending:		
Installment	**1,306,761**	913,312
Residential	**599,793**	922,747
Total Loans and Leases	**9,133,795**	8,950,123
Reserve for Loan and Lease Losses	**(201,051)**	(241,143)
Net Loans and Leases	**8,932,744**	8,708,980
Leased Equipment	**2,350,356**	2,651,394
Premises and Equipment	**101,513**	103,085
Goodwill	**82,651**	80,649
Other Assets	**751,856**	710,372
	$ 17,540,009	$ 16,560,831
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest Bearing	**$ 1,141,990**	$ 994,978
Interest Bearing	**8,706,989**	7,859,272
Total Deposits	**9,848,979**	8,854,250
Short-Term Debt	**1,925,005**	1,885,309
Long-Term Debt	**3,842,657**	4,081,414
Guaranteed Preferred Beneficial Interests in Company's Junior Subordinated Debentures	**451,074**	450,759
Minority Interest	**160,966**	-
Accrued Interest and Other Liabilities	**430,957**	487,266
Total Liabilities	**16,659,638**	15,758,998
Shareholders' Equity:		
Preferred Stock, 5,000,000 Shares Authorized: Series D, 70,272 Issued	**7,000**	7,000
Common Stock, No Par Value, 110,000,000 Shares Authorized, 48,760,462 and 49,205,897 Issued	**14,454**	14,587
Capital Surplus	**298,025**	322,024
Retained Earnings	**604,013**	556,918
Accumulated Other Comprehensive Loss	**(43,121)**	(98,696)
Total Shareholders' Equity	**880,371**	801,833
	$ 17,540,009	$ 16,560,831

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Per Share Data)	Year Ended December 31, 2002	2001 As Restated *See Note 3*	2000 As Restated *See Note 3*
Interest Income:			
Interest and Fees on Loans and Leases	**$ 600,460**	$ 747,930	$ 673,561
Interest on Investment Securities	**217,595**	204,304	227,701
Other Interest Income	**23,333**	21,061	4,306
Total Interest Income	**841,388**	973,295	905,568
Interest Expense:			
Interest on Deposits:			
Savings and Demand Deposits	**38,748**	68,559	78,421
Time Deposits	**223,424**	317,810	301,918
Total Interest on Deposits	**262,172**	386,369	380,339
Interest on Short-Term Debt	**35,642**	55,819	86,797
Interest on Long-Term Debt	**204,742**	230,061	174,761
Interest on Junior Subordinated Debentures	**23,274**	30,551	20,033
Total Interest Expense	**525,830**	702,800	661,930
Net Interest Income	**315,558**	270,495	243,638
Provision for Loan and Lease Losses	**99,549**	215,545	133,477
Net Interest Income After Provision for Loan and Lease Losses	**216,009**	54,950	110,161
Noninterest Income:			
Service Charges on Deposit Accounts	**45,184**	39,924	35,138
Loan Servicing Fees	**33,835**	33,026	37,849
Commercial Mortgage Banking Revenue	**25,354**	29,490	5,674
Other Service Charges and Fees	**48,563**	38,833	49,108
Leasing Income	**605,887**	584,065	461,209
Non-Cash Gain on Sales of Loans and Leases	**-**	-	34,447
Cash Gain on Sales of Loans and Leases	**15,691**	6,311	10,452
Warrant Gains	**8,186**	412	7,500
Security Gains	**2,596**	-	155
Other	**20,196**	24,375	19,084
Total Noninterest Income	**805,492**	756,436	660,616
Noninterest Expense:			
Salaries, Wages and Benefits	**233,178**	201,715	172,903
Charges and Fees	**30,531**	31,888	22,099
Occupancy	**23,637**	22,605	20,631
Leasing Expense	**416,508**	402,372	300,711
Equipment Expense	**24,345**	25,234	26,045
Professional Fees	**25,990**	24,507	21,735
Minority Interest Expense	**7,069**	-	-
Merger and Restructuring Charges	**-**	-	39,300
Other	**114,770**	104,663	76,977
Total Noninterest Expenses	**876,028**	812,984	680,401
Income (Loss) Before Income Taxes	**145,473**	(1,598)	90,376
Applicable Income Taxes	**50,022**	(595)	33,835
Net Income (Loss)	**$ 95,451**	$ (1,003)	$ 56,541
Basic Earnings (Loss) Per Common Share	**$ 1.94**	$ (.04)	$ 1.14
Diluted Earnings (Loss) Per Common Share	**1.88**	(.04)	1.12
Cash Dividends Paid Per Common Share	**.96**	.96	.96

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In Thousands, Except Per Share Data)	Preferred Stock	Common Shares	Common Stock	Capital Surplus	Retained Earnings As Restated See Note 3	Accumulated Other Comprehensive Loss, Net	Total
Balance at January 1, 2000 as Previously Reported	$ 7,000	48,619	$ 14,410	$ 308,237	$ 646,472	$ (49,897)	$ 926,222
Accumulative Adjustment for Restatement of Prior Years					(49,352)		(49,352)
Balance at January 1, 2000 as Restated	7,000	48,619	14,410	308,237	597,120	(49,897)	876,870
Net Income					56,541		56,541
Change in Unrealized Gains (Losses) on Marketable Securities						31,968	31,968
Comprehensive Income							88,509
Cash Dividends Declared on:							
Common Stock ($.96/share)					(46,789)		(46,789)
Preferred Stock ($13.50/share)					(949)		(949)
Principal Payments on Loans/Amortization of Expense Related to Employee Stock Benefit Plans				780			780
Liquidation of Employee Stock Benefit Plans				1,469			1,469
Exercise of Stock Options and Accompanying Tax Benefits		195	59	3,842			3,901
Deferred Compensation Tax Adjustment				567			567
Balance at December 31, 2000	7,000	48,814	14,469	314,895	605,923	(17,929)	924,358
Net Loss					(1,003)		(1,003)
Other Comprehensive Income, Net of Tax:							
Cumulative Effect of a Change in Accounting Principle						(28,332)	(28,332)
Change in Unrealized Gains (Losses) on:							
Hedging Instruments						(54,411)	(54,411)
Marketable Securities						1,976	1,976
Total Comprehensive Loss							(81,770)
Cash Dividends Declared on:							
Common Stock ($.96/share)					(47,053)		(47,053)
Preferred Stock ($13.50/share)					(949)		(949)
Exercise of Stock Options and Accompanying Tax Benefits		375	113	6,477			6,590
Distribution of Contingent Shares for Prior Year Acquisition		28	8	822			830
Stock Purchased and Cancelled		(11)	(3)	(243)			(246)
Other				73			73
Balance at December 31, 2001	7,000	49,206	14,587	322,024	556,918	(98,696)	801,833
Net Income					95,451		95,451
Other Comprehensive Income, Net of Tax:							
Change in Unrealized Gains (Losses) on:							
Hedging Instruments						2,813	2,813
Marketable Securities						52,762	52,762
Total Comprehensive Income							151,026
Cash Dividends Declared on:							
Common Stock ($.96/share)					(47,385)		(47,385)
Preferred Stock ($13.50/share)					(949)		(949)
Exercise of Stock Options and Accompanying Tax Benefits		336	101	5,200			5,301
Benefit Plan Assets in Provident Stock		(781)	(234)	(22,258)	(22)		(22,514)
Costs and Present Value of Contract Payments of PRIDES Securities				(6,917)			(6,917)
Stock Purchased and Cancelled		(1)		(24)			(24)
Balance at December 31, 2002	$ 7,000	48,760	$ 14,454	$ 298,025	$ 604,013	$ (43,121)	$ 880,371

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(In Thousands)	**2002**	2001 As Restated *See Note 3*	2000 As Restated *See Note 3*
Operating Activities:			
Net Income (Loss)	**$ 95,451**	$ (1,003)	$ 56,541
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:			
Provision for Loan and Lease Losses	**99,549**	215,545	133,477
Amortization of Goodwill	**-**	4,317	3,718
Other Amortization and Accretion	**26,654**	83	(28,158)
Depreciation of Leased Equipment	**419,438**	387,235	296,997
Depreciation of Premises and Equipment	**22,088**	22,482	21,743
Tax Benefit Received from Exercise of Stock Options	**1,069**	2,706	513
Realized Investment Security Gains	**(2,596)**	-	(155)
Proceeds From Sale of Loans Held for Sale	**3,065,139**	2,825,184	1,049,470
Origination of Loans Held for Sale	**(3,270,407)**	(2,834,074)	(1,192,804)
Realized Gains on Loans Held for Sale	**(13,702)**	(2,856)	(30,607)
(Increase) Decrease in Trading Account Securities	**(11,368)**	(59,207)	32,767
(Increase) Decrease in Interest Receivable	**1,171**	4,402	(23,635)
Increase in Other Assets	**(5,711)**	(144,760)	(4,699)
Increase (Decrease) in Interest Payable	**(4,745)**	(4,099)	22,209
Deferred Income Taxes	**24,957**	(11,915)	10,808
Increase (Decrease) in Other Liabilities	**(65,135)**	57,596	(70,616)
Net Cash Provided by Operating Activities	**381,852**	461,636	277,569
Investing Activities:			
Investment Securities Available for Sale:			
Proceeds from Sales	**1,423,825**	2,264,759	2,229,586
Proceeds from Maturities and Prepayments	**1,282,271**	1,120,965	485,028
Purchases	**(3,346,950)**	(3,833,511)	(2,885,170)
(Increase) Decrease in Receivables Due From Securitization Trusts	**(962)**	466,268	(91,134)
Net Increase in Loans and Leases	**(320,208)**	(1,085,819)	(1,874,728)
Net Increase in Leased Equipment	**(118,400)**	(652,695)	(875,601)
Net Increase in Premises and Equipment	**(20,516)**	(21,648)	(23,863)
Acquisitions	**-**	-	(129,190)
Net Cash Used in Investing Activities	**(1,100,940)**	(1,741,681)	(3,165,072)
Financing Activities:			
Net Increase in Deposits	**882,968**	43,254	1,529,122
Net Increase (Decrease) in Short-Term Debt	**39,696**	1,246,286	(436,107)
Principal Payments on Long-Term Debt	**(366,959)**	(259,041)	(587,307)
Proceeds from Issuance of Long-Term Debt and Junior Subordinated Debentures	**86,239**	426,032	2,416,214
Proceeds from Issuance of Minority Interest	**160,966**	-	-
Cash Dividends Paid	**(48,334)**	(48,002)	(47,738)
Repurchase of Common Stock	**(24)**	(246)	-
Proceeds from Exercise of Stock Options	**4,232**	3,884	3,388
Net Increase in Other Equity Items	**-**	73	2,816
Net Cash Provided by Financing Activities	**758,784**	1,412,240	2,880,388
Increase (Decrease) in Cash and Cash Equivalents	**39,696**	132,195	(7,115)
Cash and Cash Equivalents at Beginning of Period	**501,223**	369,028	376,143
Cash and Cash Equivalents at End of Period	**$ 540,919**	$ 501,223	$ 369,028
Supplemental Disclosures of Cash Flow Information:			
Cash Paid for:			
Interest	**$ 464,821**	$ 634,239	$ 560,801
Income Taxes	**6,318**	20,044	58,883
Non-Cash Activity:			
Transfer of Loans and Premises and Equipment to Other Real Estate	**23,680**	22,444	14,365
Residual Interest in Securitized Assets Created from the Sale of Loans	**-**	-	106,098

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES:

The following is a summary of significant accounting policies:

NATURE OF OPERATIONS: Provident Financial Group, Inc. ("Provident") is a bank holding company headquartered in Cincinnati, Ohio. Provident operates bank and other financial service subsidiaries principally in Ohio, northern Kentucky and southwest Florida. Principal products and services provided by Provident include commercial lending, lease financing, cash management, retail lending, deposit accounts, mortgage banking, brokerage services, investment products and trust services.

BASIS OF PRESENTATION: The accounting and reporting policies of Provident conform with accounting principles generally accepted in the United States. Certain estimates are required to be made by management in the preparation of the consolidated financial statements. Actual results may differ from those estimates. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to conform to the current year presentation.

The consolidated financial statements include the accounts of Provident and its subsidiaries. Investments in companies in which Provident has significant influence over operating and financing decisions (principally defined as owning a voting or economic interest of 20% to 50%) are accounted for by the equity method of accounting.

Special purpose entities (SPEs) have been formed for many of Provident's securitization transactions. These SPEs are not operating entities, have no employees, and have a limited life. The basic SPE structure involves Provident transferring loans or leases to the SPE. The SPE funds the purchase of these assets by issuing debt securities to investors. The legal documents governing the SPE transactions describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. SPEs can be structured to be bankruptcy remote, thereby insulating investors from the impact of the creditors of other entities, including the seller of the assets. SPEs are critical to the functioning of several significant markets, including, asset-backed securities, mortgage-backed securities and commercial paper markets.

Generally, Provident's securitization transactions from 1996 through the second quarter of 2000 involved loans and equipment leases being transferred to SPEs. Loans and equipment leases sold to these SPEs are no longer recorded on Provident's balance sheet and the SPEs are not consolidated. Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides specific criteria for determining when an SPE meets the definition of a qualifying special-purpose entity (QSPE). Provident's nonconforming residential, prime home equity and equipment lease transactions meet the applicable QSPE criteria under Statement 140 and are not consolidated on Provident's balance sheet.

STATEMENTS OF CASH FLOWS: For cash flow purposes, cash equivalents include amounts due from banks and federal funds sold and reverse repurchase agreements. Generally, federal funds sold and reverse repurchase agreements are purchased and sold for one-day periods.

REVERSE REPURCHASE AGREEMENTS AND REPURCHASE AGREEMENTS: Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. Securities, generally U.S. government, federal agency and agency mortgage-backed securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral either received from or provided to a third party is continually monitored by Provident.

SECURITIES: Securities are classified as available for sale or trading. Securities classified as available for sale are intended to be held for indefinite periods of time. These securities are stated at fair value with unrealized gains and losses (net of taxes) reported as a separate component of shareholders' equity.

Securities purchased with the intention of selling them in the near term are classified as trading. These securities are carried at fair value with unrealized gains and losses included in noninterest income. The specific identification method is used for determining gains and losses from securities transactions.

LOANS AND LEASES: Loans are generally stated at the principal amount outstanding. Loans that are intended to be sold within a short period of time are classified as held for sale. Loans held for sale are reported at the lower of aggregate cost or market value. Interest on loans is computed on the outstanding principal balance. The portion of loan fees which exceeds the direct costs to originate the loan is deferred and recognized as interest income over the estimated lives of the related loans using the interest method. Any premium or discount applicable to specific loans purchased is amortized over the remaining lives of such loans using the interest method. Loans are generally placed on nonaccrual status when the payment of principal or interest is past due 90 days or more. However, installment loans are not placed on nonaccrual status because they are charged off in the month the loans reach 120 days past due. In addition, loans that are well secured and in the process of collection are not placed on nonaccrual status. When a loan is placed on nonaccrual status, any interest income previously recognized that has not been received is reversed. Future interest income is recorded only when

a payment is received and collection of principal is considered reasonably assured. Income on impaired loans is generally recognized on a cash basis.

Unearned income on direct financing leases is amortized over the terms of the leases resulting in an approximate level rate of return on the net investment in the leases. Income from leveraged lease transactions is recognized using a method that yields a level rate of return in relation to Provident's net investment in the lease. The investment includes the sum of the aggregate rentals receivable and the estimated residual value of leased equipment less unearned income and third party debt on leveraged leases. Commercial leases are generally placed on nonaccrual status when payments are past due 90 days or more.

RESERVE FOR LOAN AND LEASE LOSSES: The reserve for loan and lease losses is maintained at a level necessary to absorb losses in the lending portfolio. The reserve is increased by charges to earnings, as provisions for loan and lease losses. Loans and leases deemed uncollectible are charged off and deducted from the reserve and recoveries on loans and leases previously charged off are added back to the reserve.

Management's determination of the adequacy of the reserve is based on an assessment of potential losses given the conditions at the time. This assessment consists of certain loans and leases being evaluated on an individual basis, as well as all loans and leases being categorized based on common characteristics related to the reserve factors and being evaluated as a group. Loans and leases reviewed on an individual basis include large non-homogeneous credits where their internal credit rating is at or below a predetermined classification. Corporate loans and leases not individually reviewed are segmented by the characteristics related to the reserve factors while consumer loans are segmented by retail product. Analyses are performed on each segment of the portfolio based upon trends in delinquencies, charge-offs, economic factors and business strategies. Adequacy factors are adjusted based on changes in expected losses in the segment.

Provident considers a corporate loan to be an impaired loan when it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement. Provident measures the value of an impaired loan based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if more practical, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

LOAN AND LEASE SECURITIZATIONS: Provident has securitized loans and leases it originated or purchased. Securitizations have provided Provident with immediate cash flows to fund additional loan and lease originations and purchases. Prior to June 30, 2000, Provident's securitizations were generally structured as sales, resulting in the removal of the loans and leases from the balance sheet and the recognition of gains or losses on the income statement. Since June 30, 2000, Provident's securitizations have been structured as secured financings, resulting in additional debt on the balance sheet and no recognition of gains or losses on the income statement. The switch to a secured financing structure does not affect the total profit Provident will recognize over the life of a loan, but rather impacts the timing of income recognition. Secured financing transactions, on a comparative basis, cause reported earnings from securitized loans to be lower in the initial periods and higher in later periods, as interest is earned on the loans.

Generally, when Provident structured its mortgage related securitization transactions as sales, it retained (a) future cash flows of the underlying loans, net of payments due to investors of the securitization trust, servicing fees and other fees (referred to as Retained Interests in Securitized Assets or "RISAs"), (b) servicing rights on the loans and leases, and (c) reserve accounts used to absorb credit losses on the loans securitized. Gain or loss on the sale of the loans depended in portion on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the assets retained based on their relative fair value at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for assets retained, so Provident generally estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of the key assumptions, including credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

LEASED EQUIPMENT: Rental income for leased equipment is recognized on a straight-line basis as scheduled. Related depreciation expense is recorded on the straight line basis over the life of the lease based upon the estimated residual value. On a periodic basis, a review is undertaken to determine if the leased equipment is impaired. An impairment loss is recognized if the carrying amount of the leased equipment is not recoverable and exceeds its fair value. The carrying amount of the leased equipment is not recoverable if it exceeds the sum of the undis-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

counted cash flows expected to result from the lease payments and the eventual disposition of the assets. Auto lease receivables are written off in the month the leases reach 120 days past due while equipment leases are written off when deemed uncollectible.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less depreciation and amortization that are computed principally on the straight-line method over the estimated useful lives of the assets.

GOODWILL: Goodwill is the excess of the purchase price over net identifiable tangible and intangible assets acquired in a purchase business combination. Provident adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets determined to have limited lives continue to be amortized over their useful lives.

MORTGAGE SERVICING ASSETS: Provident recognizes the rights to service mortgage loans it does not own but services for others within Other Assets of its balance sheets. Mortgage servicing assets may be recognized (1) when mortgage loans are sold with servicing retained or (2) when mortgage loan servicing is purchased. When mortgage loans are sold, the carrying value of the loans is allocated between the loans sold and servicing assets retained based on the relative fair values of each. Mortgage servicing assets, when purchased, are initially recorded at cost. Mortgage servicing assets are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value.

EQUITY INVESTMENTS: Provident invests in low income housing partnerships, equity funds and directly in equity securities, which are collectively referred to herein as equity investments. Equity investments, which are reported within Investment Securities Available for Sale and Other Assets, are carried at estimated fair value with changes in fair value recognized in other noninterest income. The fair value of publicly traded investments are determined using quoted market prices less liquidity discounts. Liquidity discounts take into account the fact that Provident may not immediately realize such market prices due to regulatory, corporate and contractual sales restrictions. The estimated fair value of equity investments that are not publicly traded approximates cost including other than temporary valuation adjustments considered appropriate by management. As of December 31, 2002 and 2001, Provident held equity investments with a carrying value of $72.1 million and $79.4 million, respectively.

OTHER REAL ESTATE AND EQUIPMENT: Other real estate and equipment acquired through partial or total satisfaction of loans is recorded at the lower of cost or fair value and is included in Other Assets of the consolidated balance sheets. Provident's policy is to include the unpaid balance of applicable loans in the cost of other real estate and equipment. However, in no case is the carrying value of other real estate and equipment greater than fair value. At December 31, 2002 and 2001, the carrying value of other real estate and equipment owned was $15.8 million and $20.9 million, respectively.

STOCK-BASED COMPENSATION: Statement No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, adoption of a fair value-based accounting method for stock-based employee compensation plans. For the years reported, Provident has elected to continue its accounting in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," whereby no compensation expense is recognized for the granting of stock options when the exercise price of the option equals the market price of the underlying stock at date of grant.

For purposes of providing the pro forma disclosures required under Statement 123, the fair value of stock options granted in 2002, 2001 and 2000 was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions including the expected stock price volatility.

The following weighted-average assumptions were used in the option pricing model for 2002, 2001 and 2000 respectively: risk-free interest rates of 4.50%, 4.72% and 6.13%; dividend yields of 3.50%, 3.00% and 3.00%; volatility factors of the expected market price of Provident's Common Stock of 29.1%, 28.8% and 26.9% and an expected life of the option of 7 years for each year. Based on these assumptions, the weighted-average fair value of options granted in 2002, 2001 and 2000 was $5.89, $8.35 and $8.78, respectively.

No compensation cost has been recognized for stock option grants. Had compensation cost been expensed for stock option awards based on the fair values at grant dates, Provident's net income and earnings per share would have been as follows:

	Year Ended December 31,		
(In Thousands, Except Per Share Data)	**2002**	2001	2000
Net Income as Reported	**$ 95,451**	$ (1,003)	$ 56,541
Less Total Stock-Based Compensation Determined under Fair Value Based Methods, Net of Related Tax Effects	**(9,662)**	(7,181)	(5,289)
Pro-forma Net Income	**$ 85,789**	$ (8,184)	$ 51,252
Earnings Per Share:			
Basic - As Reported	**$ 1.94**	$ (0.04)	$ 1.14
Basic - Pro Forma	**1.74**	(0.19)	1.03
Diluted - As Reported	**1.88**	(0.04)	1.12
Diluted - Pro Forma	**1.72**	(0.19)	1.03

As of January 1, 2003, Provident adopted the provisions of Statement 123. Under these rules, compensation expense will be recognized over the vesting period equal to the fair value of stock-based compensation as of the date of grant. As Provident has elected to use the Prospective Method of expense recognition according to the transition rules of Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," the adoption of Statement 123 applies only to options granted after December 31, 2002. Options granted prior to January 1, 2003 will continue to be accounted for under APB 25.

INCOME TAXES: Provident files a consolidated federal income tax return that includes all of its subsidiaries. Subsidiaries provide for income taxes on a separate-return basis and remit to Provident amounts determined to be currently payable.

DERIVATIVE FINANCIAL INSTRUMENTS: Provident employs derivatives such as interest rate swaps, caps and floors to manage the interest sensitivity of certain on and off-balance sheet assets and liabilities. The net interest income or expense on interest rate swaps, caps and floors is accrued and recognized as an adjustment to the interest income or expense of the associated on and off-balance sheet asset or liability.

Provident adopted the provisions of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. Statement 133 requires that derivatives be recognized as either assets or liabilities in the balance sheet and that those instruments be measured at fair value. The accounting for the gain or loss resulting from the change in fair value depends on the intended use of the derivative. For a derivative used to hedge changes in fair value of a recognized asset or liability, or an unrecognized firm commitment, the gain or loss on the derivative will be recognized in earnings together with the offsetting loss or gain on the hedged item. This results in earnings recognition only to the extent that the hedge is ineffective in achieving offsetting changes in fair value. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative will be deferred, and reported as accumulated other comprehensive income, a component of shareholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. Note 21 provides additional detail on the accounting for derivative instruments and hedging activities held by Provident.

NOTE 2 - ACCOUNTING PRONOUNCEMENTS EFFECTIVE FOR FUTURE PERIODS:

In June 2001, Statement No. 143, "Accounting for Asset Retirement Obligations" was issued. Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The adoption of Statement 143, which becomes effective January 1, 2003, is not expected to have a material impact on Provident's financial position or results of operations.

In April 2002, the Financial Accounting Standards Board issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment No. 13, and Technical Corrections." Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and classified as an extraordinary item, net of related income tax effect. As a result of the elimi-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

nation of Statement 4, gains and losses from extinguishment of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. Applying the provisions of APB 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification of an extraordinary item. Additionally, Statement 13 is amended to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The adoption of Statement 145, which becomes effective January 1, 2003, is not expected to have a material impact on Provident's results of operations or financial condition.

In June 2002, Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue 94-3. Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The adoption of Statement 146, which becomes effective January 1, 2003, is not expected to have a material impact on Provident's results of operations or financial condition.

In October 2002, the Financial Accounting Standards Board issued Statement No. 147, "Acquisitions of Certain Financial Institutions an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." Statement 147 provides guidance on the accounting for the acquisition of a financial institution and applies to all acquisitions except those between two or more mutual enterprises. The excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as a business combination represents goodwill and will no longer be amortized, but rather, be subject to impairment tests as prescribed by Statement No. 142, "Goodwill and Other Intangible Assets." Statement 147, which became effective on October 1, 2002, did not have a material impact on Provident's results of operations or financial condition.

In December 2002, Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," was issued. Statement 148 amends Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to Statement 123's fair value based method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While Statement 148 does not amend Statement 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of Statement 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement 123 or the intrinsic value method of APB Opinion No. 25. Provident elected to adopt the provisions of Statement 123 using the Prospective Method of expense recognition according to the transition rules of Statement 148. The full-year 2003 impact on net income and diluted earnings per share are estimated to be $1.4 million and $.02, respectively, for options granted after December 31, 2002. Note 1 provides pro forma information had Statement 123 been adopted for earlier periods.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The provisions of this Interpretation are not expected to have a material impact on Provident's results of operations or financial condition.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" that addresses consolidation by business enterprises of variable interest entities (VIEs). Under this Interpretation, special purpose entities (SPEs) having certain attributes will now be consolidated where, in the past, they have not. The Interpretation does not impact qualifying special purpose entities (QSPEs), as described in Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and other SPEs with similar characteristics. As management has determined that the SPEs used in the securitization of its nonconforming residential, prime home equities and equipment leases have the characteristics of a QSPE, these securitization entities will continue to be excluded from consolidation.

NOTE 3 - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS:

On March 5, 2003, Provident announced that it would restate its annual financial statements for the years 1997 through 2001 and the interim periods for 2002. The restated financial statements reflect both the correction of an error that resulted in an overstatement of operating results and the return to the balance sheet of consumer auto leases which, as a result of nine financing transactions, had been previously accounted for as off-balance sheet.

The restatement of previously reported operating results was a result of unintentional errors in the accounting for nine auto lease financing transactions originated between 1997 and 1999. These errors were first discovered by Provident in connection with the testing and installation of a financial model that identified differences in income that was previously recorded, compared with income generated by the financial model. The original amortization model was designed to match revenue and expense in an operating lease framework.

Provident has also determined that its auto leases do not meet the requirements for direct finance lease classification under Financial Accounting Standards No. 13, titled "Accounting for Leases." Provident has reclassified all of the auto leases on its balance sheet as operating leases and reported them as leased equipment, instead of finance leases, which were previously reported in the loan category. The reclassification will affect auto leases originated from 1994 through 2002. During this period, Provident's auto lease originations totaled $4.7 billion and had a remaining balance of $2.1 billion at December 31, 2002. Income to be recognized in future years, beginning with 2003, will be increased by an aggregate amount substantially similar to the additional restatement. In addition, this restatement has no impact on Provident's cash flows.

The following tables reconcile the effects of the restatement for the years ended December 31, 2001, and 2000, the first three quarters of 2002 and all quarters of 2001. The effects of the restatement on the Consolidated Statements of Operations are as follows:

	Year Ended December 31,			
	2001		2000	
(In Thousands, Except Per Share Data)	Prior to Restatement	Subsequent to Restatement	Prior to Restatement	Subsequent to Restatement
Total Interest Income	$ 1,103,244	$ 973,295	$ 970,981	$ 905,568
Total Interest Expense	630,141	702,800	583,008	661,930
Net Interest Income	473,103	270,495	387,973	243,638
Provision for Loan and Lease Losses	225,748	215,545	131,281	133,477
Total Noninterest Income	226,379	756,436	254,162	660,616
Total Noninterest Expense	437,298	812,984	392,909	680,401
Net Income (Loss)	23,329	(1,003)	73,614	56,541
Diluted Earnings (Loss) Per Common Share	0.46	(0.04)	1.46	1.12

	Quarter Ended (Unaudited)					
	September 30, 2002		June 30, 2002		March 31, 2002	
(In Thousands, Except Per Share Data)	Prior to Restatement	Subsequent to Restatement	Prior to Restatement	Subsequent to Restatement	Prior to Restatement	Subsequent to Restatement
Total Interest Income	$ 239,715	$ 208,250	$ 242,494	$ 211,331	$ 244,362	$ 213,416
Total Interest Expense	114,427	130,624	116,101	132,603	117,951	135,121
Net Interest Income	125,288	77,626	126,393	78,728	126,411	78,295
Provision for Loan and Lease Losses	25,100	23,532	33,119	33,575	23,990	24,205
Total Noninterest Income	59,909	196,397	65,316	204,578	53,584	194,230
Total Noninterest Expense	113,981	214,079	113,501	214,637	113,543	214,612
Net Income	30,436	24,036	29,759	23,170	27,388	21,616
Diluted Earnings Per Common Share	0.60	0.47	0.58	0.46	0.54	0.43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Quarter Ended (Unaudited)							
	December 31, 2001		September 30, 2001		June 30, 2001		March 31, 2001	
(In Thousands, (Except Per Share Data)	Prior to Restatement	Subsequent to Restatement	Prior to Restatement	Subsequent to Restatement	Prior to Restatement	Subsequent to Restatement	Prior to Restatement	Subsequent to Restatement
Total Interest Income	$ 256,146	$ 221,768	$ 280,061	$ 245,459	$ 282,019	$ 250,450	$ 285,018	$ 255,618
Total Interest Expense	131,231	148,894	156,389	174,336	166,380	184,606	176,141	194,964
Net Interest Income	124,915	72,874	123,672	71,123	115,639	65,844	108,877	60,654
Provision for Loan and Lease Losses	111,151	108,787	66,010	60,886	24,900	23,548	23,687	22,324
Total Noninterest Income	51,521	195,712	57,103	192,917	64,383	193,534	53,372	174,273
Total Noninterest Expense	110,077	218,399	125,863	222,476	105,902	194,701	95,456	177,408
Net Income (Loss)	(28,891)	(37,519)	(7,435)	(12,782)	31,852	26,632	27,803	22,666
Diluted Earnings (Loss) Per Common Share	(0.59)	(0.77)	(0.16)	(0.27)	0.63	0.53	0.55	0.45

The effects of the restatement on the Consolidated Balance sheets are as follows:

	December 31, 2001		December 31, 2000	
(In Thousands)	Prior to Restatement	Subsequent to Restatement	Prior to Restatement	Subsequent to Restatement
Total Loans and Leases	$ 10,495,956	$ 8,950,123	$ 9,076,906	$ 7,995,906
Reserve for Loan and Lease Losses	240,653	241,143	154,300	159,118
Leased Equipment	185,863	2,651,394	215,227	2,385,934
Total Assets	15,573,554	16,560,831	13,857,385	14,996,847
Long-Term Debt	2,941,165	4,081,414	2,774,493	4,024,109
Total Shareholders' Equity	892,590	801,833	990,783	924,358

	(Unaudited)					
	September 30, 2002		June 30, 2002		March 31, 2002	
(In Thousands)	Prior to Restatement	Subsequent to Restatement	Prior to Restatement	Subsequent to Restatement	Prior to Restatement	Subsequent to Restatement
Total Loans and Leases	$ 10,425,250	$ 8,999,430	$ 10,219,359	$ 8,740,060	$ 10,158,640	$ 8,650,866
Reserve for Loan and Lease Losses	201,056	205,073	211,262	215,119	240,663	243,099
Leased Equipment	179,195	2,397,967	166,515	2,479,125	178,393	2,559,580
Total Assets	16,237,999	17,097,115	15,673,874	16,575,333	15,358,476	16,305,291
Long-Term Debt	2,977,236	4,017,644	2,914,945	3,976,155	2,881,313	3,962,991
Total Shareholders' Equity	964,833	855,316	948,201	845,081	922,545	826,014

The results of the restatement are reflected in the Consolidated Financial Statements and Notes to Consolidated Financial Statements for all periods reported upon.

NOTE 4 - INVESTMENT SECURITIES:

The amortized cost and estimated market values of securities available for sale at December 31 were as follows:

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2002:				
U.S. Treasury and Federal Agency Debentures	**$ 310,244**	**$ 5,974**	**$ (75)**	**$ 316,143**
State and Political Subdivisions	**1,838**	**40**	**(3)**	**1,875**
Mortgage-Backed Securities	**3,240,192**	**70,043**	**(18,723)**	**3,291,512**
Other Securities	**606,237**	**10**	**(539)**	**605,708**
	$ 4,158,511	**$ 76,067**	**$ (19,340)**	**$ 4,215,238**
2001:				
U.S. Treasury and Federal Agency Debentures	$ 302,912	$ 4,046	$ (402)	$ 306,556
State and Political Subdivisions	3,185	28	(14)	3,199
Mortgage-Backed Securities	2,700,620	10,544	(37,990)	2,673,174
Other Securities	503,884	10	(765)	503,129
	$ 3,510,601	$ 14,628	$ (39,171)	$ 3,486,058

Investment securities with a carrying value of approximately $2.6 billion and $1.9 billion at December 31, 2002 and 2001, respectively, were pledged as collateral to secure public and trust deposits, repurchase agreements, extensions of credit by the Federal Home Loan Bank, interest rate derivatives and for other purposes.

In 2002, 2001 and 2000 gross gains of $9.2 million, $10.3 million and $4.2 million and gross losses of $6.6 million, $10.3 million and $4.0 million, respectively, were realized on the sale of securities available for sale.

Securities are shown below based on their estimated average lives at December 31, 2002. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands)	Amortized Cost	Estimated Market Value
Due in one year or less	$ 291,275	$ 294,507
Due after 1 through 5 years	3,362,955	3,433,104
Due after 5 through 10 years	351,497	351,641
Due after 10 years	152,784	135,986
Total	$ 4,158,511	$ 4,215,238

NOTE 5 - LEASING:

Provident originates leases which are classified as either finance leases or operating leases, based on the terms of the lease arrangement. When a lease is classified as a finance lease, the future lease payments, net of unearned income, and the estimated residual value of the leased property at the end of the lease term are recorded as an asset under Loans and Leases. The amortization of the unearned income is recorded as interest income. When a lease is classified as an operating lease, the costs of the leased property, net of depreciation, is recorded as Leased Equipment. Rental income is recorded as noninterest income while the depreciation on the leased property is recorded as noninterest expense. At the expiration of a lease, the leased property is sold or another lease agreement is initiated.

Lease Financing: Lease financing includes the leasing of transportation, manufacturing, construction, communication, data processing and office equipment. These leases are classified as direct financing leases, with expiration dates over the next 1 to 9 years. Rentals receivable at December 31, 2002 and 2001 include $81 million and $118 million, respectively, for leveraged leases, which is net of principal and interest on the nonrecourse debt. The residual values on the leveraged leases that were entered into are estimated to be approximately $110 million and $112 million in total at December 31, 2002 and 2001, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the net investment in lease financing at December 31 were as follows:

(In Thousands)	2002	2001
Rentals Receivable	**$ 1,322,470**	$ 1,172,818
Leases in Process	**-**	15,961
Estimated Residual Values	**171,482**	167,005
	1,493,952	1,355,784
Less: Unearned Income	**(220,051)**	(249,640)
Net Investment in Lease Financing	**$ 1,273,901**	$ 1,106,144

Future minimum lease payments, by year, to be received on lease financing are $477.1 million for 2003; $341.6 million for 2004; $207.0 million for 2005; $112.9 million for 2006; $65.2 million for 2007 and $118.6 million thereafter.

Leased Equipment: *Leased equipment includes assets which are* subject to operating leases. Operating leases are comprised of transportation equipment, manufacturing equipment, data processing and office equipment to commercial clients and vehicles, some of which are accounted for as assets under a capital lease.

Provident, utilizing its auto leases, has entered into sale-leaseback transactions. At December 31, 2002 and 2001, respectively, approximately $1.5 billion and $1.7 billion of auto leases which were utilized in these transactions were outstanding and represent assets under capital leases included in Leased Equipment.

A summary of leased equipment at December 31 follows:

(In Thousands)	2002	2001
Costs of Automobiles	**$ 2,905,969**	$ 3,059,187
Accumulated Depreciation - Automobiles	**(821,710)**	(673,799)
Carrying Value of Automobile Leases	**2,084,259**	2,385,388
Costs of Equipment	**366,982**	367,431
Accumulated Depreciation - Equipment	**(100,885)**	(101,425)
Carrying Value of Equipment Leases	**266,097**	266,006
Total Carrying Value of Leased Equipment	**$ 2,350,356**	$ 2,651,394

The future gross minimum rentals, by year, under noncancelable leases for the rental of leased equipment follows:

(In Thousands)	Automobile Leases	Equipment Leases
2003	$ 431,405	$ 56,184
2004	346,681	46,136
2005	237,221	30,869
2006	122,312	15,878
2007	38,294	6,105
Thereafter	4,003	3,930
Total	$ 1,179,916	$ 159,102

In 2002, 2001 and 2000, respectively, Provident incurred impairment charges of $1.9 million, $5.7 million and $1.3 million on uninsured auto residuals. Impairment is determined on an individual unit basis. Since 1994, except for a five-month period during 1998, when it self-insured, Provident has maintained insurance on its auto lease residuals in amounts necessary to effectively remove residual risk.

NOTE 6 - RESERVE FOR LOAN AND LEASE LOSSES:

The changes in the loan and lease loss reserve for the years ended December 31 were as follows:

(In Thousands)	**2002**	2001	2000
Balance at Beginning of Period	**$ 241,143**	$ 159,118	$ 95,181
Provision for Loan and Lease Losses			
Charged to Earnings	**99,549**	215,545	133,477
Acquired Reserves	**-**	10,003	2,377
Recoveries Credited to the Reserve	**26,220**	12,057	10,125
	366,912	396,723	241,160
Losses Charged to the Reserve	**(165,861)**	(155,580)	(82,042)
Balance at End of Period	**$ 201,051**	$ 241,143	$ 159,118

The following table shows Provident's investment in impaired loans as defined under Statement 114 as amended by Statement 118:

(In Thousands)	**2002**	2001
Impaired Loans Requiring a Valuation Allowance of $29.4 Million in 2002 and $18.2 Million in 2001	**$ 91,053**	$ 64,245
Impaired Loans Not Requiring a Valuation Allowance	**8,272**	-
Total Impaired Loans	**$ 99,325**	$ 64,245
Average Balance of Impaired Loans for the Year	**$ 102,241**	$ 52,367

The increase in impaired loans partially reflects the implementation of more conservative criteria to identify impaired loans. The largest impaired loan relates to the commercial airline industry. The remaining impaired loans are distributed among 19 industries. Impaired loans are reviewed on an individual basis to estimate potential future losses. Given the circumstances as of December 31, 2002, reserves established for impaired loans are believed to be sufficient to absorb future potential losses.

Interest income recognized on impaired loans during 2002 or 2001 was $0.2 million and $0, respectively. The valuation allowance recorded on impaired loans is included in the reserve for loan losses.

Loans and leases on nonaccrual status at December 31, 2002, 2001 and 2000 were $166.4 million, $176.9 million and $96.0 million, respectively. Loans and leases which were ninety days or more past due and still accruing totaled $29.9 million, $30.3 million and $28.2 million at December 31, 2002, 2001 and 2000, respectively. No loans or leases had been renegotiated to provide a reduction or deferral of interest or principal as of December 31, 2002, 2001 and 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - PREMISES AND EQUIPMENT:

The following is a summary of premises and equipment at December 31:

(In Thousands)	**2002**	2001
Land	**$ 11,921**	$ 11,921
Buildings	**40,698**	40,802
Leasehold Improvements	**19,092**	17,889
Furniture and Fixtures	**179,016**	163,101
	250,727	233,713
Less Depreciation and Amortization	**(149,214)**	(130,628)
Total	**$ 101,513**	$ 103,085

Rent expense for all bank premises and equipment leases was $15.2 million, $15.1 million and $14.1 million in 2002, 2001 and 2000, respectively. The future gross minimum rentals, by year, under noncancelable leases for the rental of premises and equipment are $16.1 million in 2003, $14.1 million in 2004, $12.1 million in 2005, $10.5 million in 2006, $8.9 million in 2007 and $43.6 million thereafter.

NOTE 8 - GOODWILL AND OTHER INTANGIBLE ASSETS:

Provident adopted the provisions of Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with Statement 142. Other intangible assets determined to have limited lives continue to be amortized over their useful lives. Management performed a transitional impairment test on its goodwill assets as of January 1, 2002 and determined that no impairment existed as of that date.

As a result of adopting Statement 142, Provident did not incur any goodwill amortization during 2002, whereas during prior years, Provident recorded goodwill amortization. The following table provides net income and earnings per share for the years ended December 31, 2001 and 2000 on a pro forma basis excluding goodwill amortization.

	Year Ended December 31,	
(In Thousands, Except Per Share Amounts)	2001	2000
Net Income (Loss):		
As Reported	$ (1,003)	$ 56,541
Add Back: After-Tax Goodwill Amortization	2,806	2,417
Pro-Forma Net Income	$ 1,803	$ 58,958
Basic Earnings (Loss) Per Common Share:		
As Reported	$ (0.04)	$ 1.14
Add Back: After-Tax Goodwill Amortization	0.06	0.05
Pro-Forma Basic Earnings Per Common Share	$ 0.02	$ 1.19
Diluted Earnings (Loss) Per Common Share:		
As Reported	$ (0.04)	$ 1.12
Add Back: After-Tax Goodwill Amortization	0.06	0.05
Pro-Forma Diluted Earnings Per Common Share	$ 0.02	$ 1.17

Changes in the carrying amount of goodwill by business line for the years ended December 31, 2002 and 2001, are as follows:

(In Thousands)	Commercial Banking	Retail Banking	Total
Balance at January 1, 2001	$ 40,899	$ 43,060	$ 83,959
Goodwill Recorded as a Result of Contingent Consideration being Recognized	1,007	-	1,007
Amortization of Goodwill	(2,081)	(2,236)	(4,317)
Balance at December 31, 2001	39,825	40,824	80,649
Goodwill Acquired During the Year	-	189	189
Goodwill Recorded as a Result of Contingent Consideration being Recognized	1,594	219	1,813
Balance at December 31, 2002	$ 41,419	$ 41,232	$ 82,651

As all of Provident's other intangible assets have been determined to have limited lives, these assets have continued to be amortized as in the past. Intangible assets, along with accumulated amortization, is provided below:

(In Thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Non-Contractual Customer Relationships	$ 21,996	$ 7,837	$ 14,159
Purchased Core Deposits	1,429	1,072	357
Balance at December 31, 2002	$ 23,425	$ 8,909	$ 14,516

Amortization of intangible assets was $4.7 million, $3.4 million and $0.9 million for the years ended December 31, 2002, 2001 and 2000. The estimated amortization of intangible assets for the next five years is $4.7 million for 2003; $4.4 million for 2004; $3.3 million for 2005; $1.5 million for 2006; and $0.2 million for 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - MORTGAGE SERVICING ASSETS:

Provident recognizes the rights to service mortgage loans it does not own but services for others within Other Assets of its balance sheet. Mortgage servicing assets may be recognized (1) when mortgage loans are sold with servicing retained or (2) when mortgage loan servicing is purchased. When mortgage loans are sold, the carrying value of the loans is allocated between the loans sold and servicing assets retained based on the relative fair values of each. Mortgage servicing assets, when purchased, are initially recorded at cost. Mortgage servicing assets are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value. Mortgage servicing assets are evaluated for impairment based on the fair value of those assets, using a desegregated approach. The fair value of the mortgage servicing assets is determined by estimating the present value of future net cash flows, taking into consideration loan prepayments speeds, discount rates, servicing costs and other economic factors.

Changes in the carrying value of mortgage servicing assets follows:

	December 31,	
(In Thousands)	**2002**	2001
Balance at Beginning of Period	**$ 84,267**	$ 76,649
Additions	**44,957**	16,821
Amortization	**(17,534)**	(9,203)
Impairment Charges	**-**	-
Balance at End of Period	**$ 111,690**	$ 84,267

As of December 31, 2002, mortgage servicing assets relating to commercial real estate loans and residential loans totaled $61.0 million and $50.7 million, respectively. Total mortgage loans serviced for others included $6.5 billion on commercial real estate property and $7.1 billion on residential property as of at December 31, 2002. No impairment charges were incurred on the commercial real estate servicing assets as most of the underlying loans have lockout and prepayment penalties generally ranging from 5 to 9 years. Regarding the residential servicing rights, no impairment charges were recognized as the majority of the servicing assets were acquired under the current interest rate environment.

NOTE 10 - SHORT-TERM DEBT:

Short-term debt was as follows:

(Dollars in Thousands)	**2002**	2001	2000
Year End Balance:			
Federal Funds Purchased and Repurchase Agreements	**$ 1,653,736**	$ 1,644,738	$ 451,933
Commercial Paper	**271,269**	240,571	187,090
Weighted Average Interest Rate at Year End:			
Federal Funds Purchased and Repurchase Agreements	**1.98%**	2.28%	5.99%
Commercial Paper	**1.49**	1.67	6.02
Maximum Amount Outstanding at Any Month End:			
Federal Funds Purchased and Repurchase Agreements	**$ 1,701,716**	$ 1,925,001	$ 1,821,278
Commercial Paper	**310,029**	273,898	209,393

NOTE 11 - LONG-TERM DEBT:

Long-term debt consisted of the following:

(Dollars in Thousands)	Stated Rate (1)	Effective Rate (2)	Maturity Date	December 31, 2002	December 31, 2001
Provident (Parent Company):					
Fixed Rate Senior	8.38%	4.19%	2032	**$ 75,000**	$ -
Miscellaneous Notes	Various	Various	Various	**239**	359
				75,239	359
Subsidiaries:					
$1.5 Billion Bank Notes Program:					
Fixed Rate Senior	n/a	n/a	n/a	**-**	99,892
Notes Payable to Federal Home Loan Bank:					
Fixed Rate	5.84	5.84	2009	**253,076**	253,210
Fixed Rate	5.98	5.98	2010	**420,000**	420,000
Fixed Rate	Various	Various	Various	**55,589**	57,915
Subordinated Notes:					
Fixed Rate	7.13	2.38	2003	**74,998**	74,986
Fixed Rate	6.38	2.11	2004	**99,932**	99,867
Secured Debt Financings:					
Secured by Auto Leases (3)	6.00	6.00	2003	**125,354**	152,909
Secured by Auto Leases (3)	5.62	5.62	2003	**42,325**	49,644
Secured by Auto Leases (3)	5.77	.71	2004	**55,029**	69,884
Secured by Auto Leases (3)	5.06	5.06	2004	**244,585**	273,792
Secured by Auto Leases (3)	5.97	5.97	2005	**24,515**	29,496
Secured by Auto Leases (3)	6.09	6.09	2005	**130,263**	143,232
Secured by Auto Leases (3)	6.39	6.39	2006	**474,504**	520,672
Secured by Auto Leases (3)	5.39	5.39	2007	**26,700**	29,775
Secured by Auto Leases (3)	6.84	6.84	2007	**388,869**	430,141
Secured by Auto Leases (3)	5.13	7.33	2007	**249,020**	287,158
Secured by Residential Properties	1.78	3.11	2005	**986,536**	985,456
Secured by Equipment Leases	7.27	7.27	2005	**43,073**	83,665
Miscellaneous Notes	Various	Various	Various	**73,050**	19,361
				3,767,418	4,081,055
Total				**$ 3,842,657**	$ 4,081,414

(1) Stated rate reflects interest rate on notes as of December 31, 2002.

(2) Effective rate reflects interest rate paid as of December 31, 2002 after adjustments for notes issued at discount or premium, capitalized fees associated with the issuance of the debt and interest rate swap agreements entered to alter the payment characteristics.

(3) Capital lease obligations incurred under sale-leaseback arrangement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter of 2002, Provident issued $75 million of senior unsecured notes. These notes mature on July 15, 2032, however, they may be called in whole or in part at any time on or after July 15, 2007.

The notes payable to the Federal Home Loan Bank are collateralized by investment securities and residential loans with a book value of $1.5 billion. They are subordinated to the claims of depositors and other creditors of Provident and are not insured by the FDIC.

At December 31, 2002, $175 million of subordinated notes were outstanding. For regulatory capital purposes, $20 million of these notes qualify as Tier 2 capital as of year-end 2002. These notes are subordinated to the claims of depositors and other creditors of Provident and are not insured by the FDIC.

Many of Provident's securitizations of loans and leases have been structured to account for the transactions as secured financings. In connection with these transactions, Provident has pledged $1.6 billion in auto leases, $1.1 billion in residential and home equity loans, $212 million in cash and $68 million in equipment leases.

As of December 31, 2002, scheduled principal payments on long-term debt for the following five years were as follows:

(In Thousands)	2003	2004	2005	2006	2007
Provident (Parent Company)	$ 120	$ 119	$ -	$ -	$ -
Subsidiaries	445,278	501,795	1,234,571	347,034	484,098

NOTE 12 - GUARANTEED PREFERRED BENEFICIAL INTERESTS IN COMPANY'S JUNIOR SUBORDINATED DEBENTURES:

Wholly-owned subsidiary trusts of Provident have issued $462.5 million of preferred securities and, in turn, purchased $462.5 million of newly-authorized Provident junior subordinated debentures. The debentures provide interest and principal payments to fund the trusts' obligations. Provident fully and unconditionally guarantees the preferred securities. The preferred securities qualify as either Tier 1 or Tier 2 capital for bank regulatory purposes. The sole assets of the trusts are the debentures. The junior subordinated debentures consisted of the following at December 31:

(Dollars in Thousands)	Stated Rate	Effective Rate *(1)*	Maturity Date	December 31, 2002	December 31, 2001
November 1996 Issuance	8.60%	8.55%	12/01/26	**$ 99,003**	$ 99,066
June 1999 Issuance	8.75%	3.13%	06/30/29	**121,522**	121,391
November 2000 Issuance	10.25%	4.49%	12/31/30	**109,257**	109,141
March 2001 Issuance	9.45%	4.77%	03/30/31	**121,292**	121,161
Total				**$ 451,074**	$ 450,759

(1) Effective rate reflects interest rate paid as of December 31, 2002 after adjustments for notes issued at discount or premium, capitalized fees associated with the issuance of the debt and interest rate swap agreements entered to alter the payment characteristics.

NOTE 13 - MINORITY INTEREST:

During June 2002, Provident and its consolidated subsidiary, PFGI Capital Corporation ("PFGI Capital"), issued 6.6 million equity units ("PRIDES") to outside investors for $165 million. The Provident Bank (the "Bank"), Provident's most significant subsidiary, owns all of the $165 million of Common Stock of PFGI Capital. The principal business objective of PFGI Capital is to hold and manage commercial mortgage loan assets and other authorized investments acquired from the Bank that will generate net income for distribution to its stockholders. PFGI Capital has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes.

Each PRIDES has a stated amount of $25 per unit and is comprised of two components - a 3-year forward purchase commitment ("Purchase Contract") and PFGI Capital Preferred Stock.

Each Purchase Contract obligates the holder to buy, on August 17, 2005, for $25, a number of newly issued shares of Provident Common Stock equal to the "settlement rate." The settlement rate will be calculated as follows:

- if the market value of Provident Common Stock is equal to or greater than the $29.0598, the settlement rate will be 0.8603;
- if the market value of Provident Common Stock is between $29.0598 and $24.42, the settlement rate will be equal to the $25 stated amount divided by the applicable market value; and
- if the applicable market value is less than or equal to $24.42, the settlement rate will be 1.0238.

"Applicable market value" is defined as the average of the closing price per share of Provident Common Stock on each of the twenty consecutive trading days ending on the fifth trading day immediately preceding August 17, 2005.

The following table illustrates how the settlement rate impacts the total number of shares of Provident Common Stock that will be issued under the Purchase Contract and the calculated price per share:

Applicable Market Value of Provident Common Stock	Less Than $ 24.42	$ 25.00	$ 28.00	Greater Than $ 29.0598
Settlement Rate	(25.00/24.42)	(25.00/25.00)	(25.00/28.00)	(25.00/29.0598)
	1.0238	1.0000	0.8929	0.8603
Total Purchased Contracts Outstanding	6,600,000	6,600,000	6,600,000	6,600,000
Shares of Provident Common Stock Purchased	6,757,080	6,600,000	5,893,140	5,677,980
Total Proceeds Received From PFGI Preferred Stock Issuance	$ 165,000,000	$ 165,000,000	$ 165,000,000	$ 165,000,000
Shares of Provident Common Stock Purchased	6,757,080	6,600,000	5,893,140	5,677,980
Price Paid Per Share of Provident Common Stock	$ 24.42	$ 25.00	$ 28.00	$ 29.06

Under the Purchase Contract, Provident will also make quarterly contract adjustment payments to the PRIDES holders at the rate of 1.25% of the stated amount per year. The present value of this obligation has been recorded as a liability and as a reduction to shareholders' equity.

The PFGI Capital Preferred Stock has a liquidation preference of $25 and an initial non-cumulative dividend rate of 7.75%. Under certain regulatory circumstances, the PFGI Capital Preferred Stock will be automatically exchanged for the Bank Preferred Stock.

Concurrent with the fulfillment of the Purchase Contract, Provident has engaged a remarketing agent to remarket the PFGI Capital Preferred Stock on behalf of the holders, at which time the PFGI Capital Preferred Stock is permanently detached from the Purchase Contract. Once the Purchase Contract is fulfilled, there will be two separate and distinct securities outstanding: PFGI Capital Preferred Stock and Provident Common Stock. The number of common shares to be issued will be from 5,677,980 to 6,757,080, depending on the market value of the Common Stock. The proceeds received from the remarketing will be used by the holders of PFGI Capital Preferred Stock to fulfill their commitment under the terms of the Purchase Contract. Provident intends to use such proceeds for the redemption of the remarketed PFGI Capital Preferred Stock ninety days after the remarketing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - STOCKHOLDERS' EQUITY:

In 1991, Provident issued 371,418 shares of Non-Voting Convertible Preferred Stock to American Financial Group as partial consideration for the acquisition of Hunter Savings Association. During 1995, 301,146 shares of the Preferred Stock were converted into 4,234,865 shares of Common Stock. As of December 31, 2002 and 2001, 70,272 shares of Preferred Stock remain outstanding. These shares have a stated value and liquidation value of $100 per share and a conversion ratio of 14.0625 shares of Provident's Common Stock for each share of Convertible Preferred Stock.

On January 1, 2001, Provident recorded an after-tax transitional loss of $28.3 million in connection with the adoption of Statement No. 133, "*Accounting for Derivative Instruments and Hedging Activities.*" A description of Statement 133 is provided in Note 1. The transitional loss was recorded in accumulated other comprehensive income (loss) of shareholders' equity of which a summary of activity follows:

(In Thousands)	**2002**	2001
Accumulated Unrealized Losses on Securities Available for Sale at January 1, Net of Tax	**$ (15,953)**	$ (17,929)
Net Unrealized Gains for the Period, Net of Tax Expense of $29,319 in 2002 and $1,064 in 2001	**54,449**	1,976
Reclassification Adjustment for Gains Included in Net Income, Net of Tax Expense of $909 in 2002	**(1,687)**	-
Effect on Other Comprehensive Income (Loss) for the Year	**52,762**	1,976
Accumulated Unrealized Gains (Losses) on Securities Available for Sale at December 31, Net of Tax	**$ 36,809**	$ (15,953)
Accumulated Unrealized Losses on Derivatives Used in Cash Flow Hedging Relationships at January 1, Net of Tax	**$ (82,743)**	$ -
Cumulative Effect of Change in Accounting Principle, Net of Tax Benefit of $15,256 in 2001	**-**	(28,332)
Net Unrealized Losses for the Period, Net of Tax Benefit of $13,117 in 2002 and $48,648 in 2001	**(24,360)**	(90,347)
Reclassification Adjustment for Losses Included in Net Income, Net of Tax Benefit of $14,632 in 2002 and $19,350 in 2001	**27,173**	35,936
Effect on Other Comprehensive Income (Loss) for the Year	**2,813**	(82,743)
Accumulated Unrealized Losses on Derivatives Used in Cash Flow Hedging Relationships at December 31, Net of Tax	**$ (79,930)**	$ (82,743)
Accumulated Other Comprehensive Income (Loss) at January 1, Net of Tax	**$ (98,696)**	$ (17,929)
Other Comprehensive Income (Loss), Net of Tax	**55,575**	(80,767)
Accumulated Other Comprehensive Income (Loss) at December 31, Net of Tax	**$ (43,121)**	$ (98,696)

NOTE 15 - REGULATORY CAPITAL REQUIREMENTS:

Provident and its banking subsidiary, The Provident Bank, are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Provident's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Provident and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Provident and the Bank to maintain minimum ratios of 4.00% for Tier 1 capital to average assets, 4.00% for Tier 1 capital to risk-weighted assets, and 8.00% for total risk-based capital to risk-weighted assets. As of December 31, 2002, Provident and the Bank meet all capital requirements to which it is subject.

As of December 31, 2002, Provident and the Bank's capital ratios were categorized as "well capitalized" for regulatory purposes. To be categorized as well capitalized, Provident and the Bank must maintain minimum ratios of 5.00% for Tier 1 capital to average assets, 6.00% for Tier 1 capital to risk-weighted assets, and 10.00% for total risk-based capital to risk-weighted assets. There have been no subsequent conditions or events which management believes have changed the institutions' status.

The following table presents Provident and the Bank's regulatory capital information at December 31:

	2002		2001	
(Dollars in Thousands)	**Provident**	**Provident Bank**	Provident	Provident Bank
Tier 1 Capital	**$ 1,337,160**	**$ 1,151,078**	$ 1,091,141	$ 938,402
Average Assets	**17,113,302**	**16,990,504**	16,414,480	16,287,008
Tier 1 Leverage Ratio	**7.81%**	**6.77%**	6.65%	5.76%
Tier 1 Capital	**$ 1,337,160**	**$ 1,151,078**	$ 1,091,141	$ 938,402
Risk-Weighted Assets	**14,221,099**	**14,055,619**	13,727,270	13,597,229
Tier 1 Capital Ratio	**9.40%**	**8.19%**	7.95%	6.90%
Total Risk-Based Capital	**$ 1,625,263**	**$ 1,596,938**	$ 1,470,511	$ 1,414,786
Risk-Weighted Assets	**14,221,099**	**14,055,619**	13,727,270	13,597,229
Total Risk-Based Capital Ratio	**11.43%**	**11.36%**	10.71%	10.40%

Provident's Tier 1 capital is comprised of total shareholders' equity plus qualifying minority interest and junior subordinated debentures, less unrealized gains and losses within accumulated other comprehensive loss, intangible assets, and a valuation related to mortgage servicing rights. Total risk-based capital consists of Tier 1 capital plus qualifying reserves for loan and lease losses, qualifying subordinated debentures and junior subordinated debentures which did not qualify for Tier 1 treatment.

For purposes of computing the leverage ratio, average assets represents average assets for the fourth quarter less assets not qualifying for total risk-based capital including intangibles and non-qualifying mortgage servicing assets and reserve for loan and lease losses.

NOTE 16 - BENEFIT PLANS:

Provident has a Retirement Plan for the benefit of its employees. Included under this plan is a Profit Sharing Plan and a Personal Investment Election Plan ("PIE Plan"). Provident also maintains a Deferred Compensation Plan ("DCP") and stock option plans.

The Profit Sharing Plan covers all employees who are qualified as to age and length of service. It is a trusteed plan with the entire cost borne by Provident. All fund assets are allocated to the participants. Provident's contributions are discretionary by the directors of Provident. Provident contributed approximately $4.6 million for 2002. Contributions of $4.1 million and $5.9 million were made to an Employee Stock Ownership Plan ("ESOP") for 2001 and 2000, respectively. The Profit Sharing Plan, which replaced the ESOP, differs from the ESOP in that participants may diversify contributions, which were formerly in Provident Stock, to other kinds of investments. In addition, participants may diversify up to 25% of their year-end 2002 ESOP balance each year into other investment options.

The PIE Plan, a tax deferred retirement plan, covers all employees who are qualified as to age and length of service. Employees who wish to participate in the PIE Plan may contribute from 1% to 10% (15% beginning in 2003) of their pre-tax salaries (to a maximum prescribed by the Internal Revenue Service) to the plan as voluntary contributions. Provident will make a matching contribution equal to 25% of the pre-tax voluntary contributions made by the employees on the first 8% of their pre-tax salaries during the plan year. The contribution made by Provident is charged against earnings as the employees' contributions are made. Provident incurred expense of $1.7 million, $1.5 million and $1.4 million for this retirement plan for 2002, 2001 and 2000, respectively.

The DCP permits participants, selected by the Compensation Committee of the Board of Directors, to defer compensation in a manner that aligns their interests with those of Provident shareholders through the investment of deferred compensation in Provident Common Stock. The DCP allows participants to postpone the receipt of 5% to 50% of compensation until retirement. Amounts deferred are invested in a Bank Stock Account or a Self-Directed Account. Provident will credit the Bank Stock Account with an amount dependent upon Provident's pre-tax earnings per share, for each share of Provident Common Stock in the account. The calculated credit is charged against earnings by Provident annually. Under the DCP, Provident paid $195,000 for 2002 and $0 for both 2001 and 2000.

Provident has Employee Stock Option Plans, an Advisory Directors' Stock Option Plan and Outside Directors' Stock Option Plans. During 2000, Provident established an Employee Stock Option Plan for the benefit of all Provident associates not participating in other stock option plans. The other stock option plans are for the benefit of its key employees and directors. The Employee Stock Option Plans made 12.3 million options available for grant. The options are to be granted, with exercise prices at market value, as of the date of grant. Options become exercisable beginning one year from date of grant generally at the rate of 20% per year. The Advisory Directors' Stock Option Plan and Outside Directors' Stock Option Plans authorized the issuance of 427,500 and 193,750 options, respectively. As of December 31, 2002, the number of options remaining available for future issuance under all of the stock option plans is 2.5 million.

The following table summarizes option activity for the three years ended December 31, 2002:

	2002		2001		2000	
	Weighted Average Exercise Price	**Number of Options**	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding at						
Beginning of Year	**$ 29.92**	**6,143,359**	$ 28.84	5,480,365	$ 30.00	4,205,113
Granted	**23.08**	**1,660,200**	29.17	1,407,432	27.29	2,079,600
Exercised	**12.59**	**(336,295)**	10.37	(374,567)	17.27	(196,130)
Canceled	**30.33**	**(340,029)**	30.82	(369,871)	35.30	(608,218)
Outstanding at						
End of Year	**$ 29.12**	**7,127,235**	$ 29.92	6,143,359	$ 28.84	5,480,365

At December 31, 2002, 2001 and 2000, there were 3,297,934, 2,825,462 and 2,396,315 options exercisable, respectively, having a weighted average option price per share of $31.27, $28.61 and $24.26, respectively. The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10.45 - $12.00	33,488	0.2	$10.87	33,488	$10.87
$12.01 - $18.00	451,872	2.1	14.74	451,872	14.74
$18.01 - $27.00	2,982,890	7.7	23.93	889,027	24.84
$27.01 - $40.00	2,741,470	7.1	31.68	1,121,297	33.24
$40.01 - $54.47	917,515	5.0	46.10	802,250	45.79

No compensation cost has been recognized for stock option grants. Pro forma net income and earnings per share information is provided in Note 1 as if compensation cost had been determined for stock awards based on the fair values at grant dates.

Beginning with the first quarter of 2003, Provident has elected to adopt the provisions of Statement No. 123, "Accounting for Stock-Based Compensation" using the Prospective Method of expense recognition according to the transition rules of Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Under Statement 123, compensation expense is recognized over the vesting period equal to the fair value of stock-based compensation as of the date of grant. The full-year 2003 impact on net income and diluted earnings per share are estimated to be $1.4 million and $.02, respectively, for options granted after December 31, 2002.

NOTE 17 - MERGERS AND RESTRUCTURING CHARGES:

In September 2000, Provident purchased Bank One Corporation's Housing and Health Care Capital business, including the operations and substantially all of the assets of Banc One Capital Funding Corporation, a wholly-owned subsidiary of Bank One. The business, which was renamed Red Capital Group, engages in the financing and loan servicing of multi-family facilities. Provident paid $129 million for the net assets with $11 million of goodwill. As the acquisition was recorded under the purchase accounting method, the assets acquired and liabilities assumed were recorded at estimated fair value and the accounts and operations of Red Capital Group have been included in the consolidated financial statements from the date of acquisition only.

In February 2000, Provident acquired Fidelity Financial of Ohio, Inc., a holding company for Centennial Bank. Centennial operated fifteen banking centers in the greater Cincinnati metropolitan area and held deposits of $588 million. Provident issued 4.6 million shares of its common stock for the acquisition. The merger was accounted for as a pooling-of-interests. Accordingly, the assets acquired and liabilities assumed were recorded at historical value. The consolidated financial statements and other financial information for periods prior to the merger date include the accounts and operations of Fidelity Financial.

In connection with Provident's acquisition of Fidelity Financial, direct-merger related and other post-merger business line restructuring charges of $39.3 million were recorded during the first quarter of 2000. These charges included non-cash write-downs of assets totaling $26.7 million. A charge of $5.1 million was taken on the write-down of fixed assets, primarily from the closing and consolidation of banking centers. Balance sheet restructuring, consisting primarily of the sale and write-down of acquired residential loans and investment securities, accounted for the remaining $21.6 million of these non-cash charges.

The merger and restructuring charges also included cash outlays totaling $12.6 million. The largest of the cash outlays was for severance costs totaling $8.6 million. Additionally, contract termination charges, primarily from lease buyout agreements on rented facilities, of $2.3 million were expensed. Finally, professional fees in connection with the acquisition of Fidelity Financial of $1.7 million were incurred. All cash outlays have been paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - INCOME TAXES:

The composition of income tax expense follows:

(In Thousands)	**2002**	2001	2000
Current:			
Federal	**$ 2,686**	$ (50)	$ 346
State	**24,786**	11,704	22,681
	27,472	11,654	23,027
Deferred	**22,550**	(12,249)	10,808
Total	**$ 50,022**	$ (595)	$ 33,835

The effective tax rate differs from the statutory rate applicable to corporations as a result of permanent differences between accounting and taxable income. The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate was as follows:

(In Thousands)	**2002**	2001	2000
Tax at Statutory Rate (35%)	**$ 50,915**	$ (557)	$ 31,631
State Income Tax, Net of Federal Tax Benefit	**1,746**	(32)	225
Tax Effect of:			
Non-Taxable Interest Income	**(3,388)**	(512)	(289)
Non-Deductible Amortization of Goodwill	**-**	1,257	1,273
Tax Credits	**(2,638)**	(1,113)	(1,063)
Other - Net	**3,387**	362	2,058
Applicable Income Taxes	**$ 50,022**	$ (595)	$ 33,835

At December 31, 2002, for income tax purposes, Provident had a federal net operating loss carryforward of $312.8 million available, which $167.9 million and $144.9 million expires in the years 2021 and 2022, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Provident's deferred tax liabilities and assets as of December 31 are as follows:

(In Thousands)	**2002**	2001	2000
Deferred Tax Liabilities:			
Excess Lease and Partnership Income	**$ 194,679**	$ 143,267	$ 112,052
Securitizations	**109,585**	58,433	34,752
Deferred Loan Costs	**23,308**	30,485	26,600
Other	**23,829**	19,225	13,599
Total Deferred Tax Liabilities	**351,401**	251,410	187,003
Deferred Tax Assets:			
Federal Net Operating Loss Carryforward	**109,482**	36,044	-
Reserve for Loan and Lease Losses	**94,462**	87,769	57,957
Unrealized Loss on Investment Securities	**23,414**	53,150	9,654
Deferred Compensation	**10,808**	9,210	7,555
Other	**20,020**	24,335	15,190
Total Deferred Tax Assets	**258,186**	210,508	90,356
Net Deferred Tax Liabilities	**$ 93,215**	$ 40,902	$ 96,647

NOTE 19 - EARNINGS PER SHARE:

Basic earnings per share is calculated by dividing net income, less dividend requirements on convertible preferred stock, by the weighted average number of common shares outstanding for the period. Diluted earnings per share takes into consideration the pro forma dilution assuming the convertible preferred shares and the in-the-money outstanding stock options were converted or exercised into common shares. It also takes into consideration the dilutive impact of shares held in benefit plans and of forward purchase contracts required to be settled in Provident Stock. Net income is not adjusted for preferred dividend requirements.

Stock options to purchase approximately 4.6 million, 5.1 million and 2.0 million shares of Common Stock were outstanding at December 31, 2002, 2001 and 2000, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was not in-the-money and, therefore, the effect would be anti-dilutive. The PRIDES units were not included in the computation of dilutive earnings per share as these instruments had no dilutive impact.

The following table sets forth the computation of basic and diluted earnings per common share:

	Year Ended December 31,		
(In Thousands Except Per Share Data)	**2002**	2001	2000
Basic:			
Net Income (Loss)	**$ 95,451**	$ (1,003)	$ 56,541
Less Preferred Stock Dividends	**(949)**	(949)	(949)
Income Available to Common Shareholders	**94,502**	(1,952)	55,592
Weighted-Average Common Shares Outstanding	**48,806**	49,011	48,744
Basic Earnings (Loss) Per Share	**$ 1.94**	$ (0.04)	$ 1.14
Diluted:			
Net Income (Loss)	**$ 95,451**	$ (1,003)	$ 56,541
Less Preferred Stock Dividends (1)	**n/a**	(949)	n/a
	95,451	(1,952)	56,541
Weighted-Average Common Shares Outstanding	**48,806**	49,011	48,744
Benefit Plans Common Shares	**497**	-	-
Assumed Conversion of:			
Convertible Preferred Stock (1)	**988**	n/a	988
Dilutive Stock Options (1)	**452**	n/a	608
Dilutive Potential Common Shares	**50,743**	49,011	50,340
Diluted Earnings (Loss) Per Share	**$ 1.88**	$ (0.04)	$ 1.12

(1) The conversion of preferred securities and stock options were not included in the diluted earnings (loss) per share calculation for 2001 as these are anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - ASSET SECURITIZATION SALES:

Since June 2000, Provident has structured its securitization transactions as secured financings. Prior to this time, the structure of many of its securitizations resulted in the transactions being treated as sales. During 2000 Provident sold $1.4 billion of loans and equipment leases in securitization transactions resulting in the recognition of $43.5 million in gains. For securitizations structured as sales, Provident retained servicing responsibilities and subordinated interests. Provident receives annual servicing fees approximating 0.50% (for nonconforming residential and prime home equity loans) and 0.75% (for equipment leases) of the outstanding balance. Provident also possesses the rights to future cash flows arising after the investors of the securitization trusts have received the return for which they contracted, referred to as retained interests in securitized assets ("RISAs"). RISAs are subordinate to investors of the securitization trust with its value subject to prepayment risks, interest rate risks and credit risks (1996 and 1997 securitizations only) on the transferred assets.

Securitization transactions that have been accounted for as sales have resulted in loans and leases being removed from the balance sheet. The following table provides a summary of the outstanding balances of these off-balance sheet loans and leases:

	December 31,	
(In Thousands)	**2002**	2001
Nonconforming Residential	**$ 1,779,127**	$ 2,627,332
Prime Home Equity	**194,775**	303,527
Equipment Leases	**94,408**	207,131
	$ 2,068,310	$ 3,137,990

RISA balances have been established for nonconforming residential loans and prime home equity loans. No RISAs have been established for equipment leases as cash gains were recognized at the time of securitization. Components of the nonconforming residential and prime home equity RISAs, which are included within Investment Securities on the balance sheet, as of December 31, 2002 follow:

(In Thousands)	Nonconforming Residential	Prime Home Equity
Estimated Cash Flows of Underlying Loans,		
Net of Payments to Certificate Holders	$ 161,259	$ 13,677
Less:		
Estimated Credit Loss	(6,960)	-
Servicing and Insurance Expense	(21,105)	(2,597)
Discount to Present Value	(21,177)	(1,555)
Carrying Value of RISA	$ 112,017 (1)	$ 9,525

(1) Carrying value of Retained Interest in Securitized Assets, net of all loss reserves, was $93.3 million at December 31, 2002.

Provident had provided for credit enhancements to its securitizations structured as sales in the form of cash, loans and an unfunded secured demand note. The credit enhancements are maintained at a significantly higher balance than the level of estimated credit losses to improve the credit grade of the securitization and thereby reduce the rate paid to investors of the securitization trust. Provident had reserves of $20.9 million as of year-end 2002 to offset future losses. Estimated credit losses are based upon loan credit grades, collateral, market conditions and other pertinent factors. Detail of the credit enhancements along with their loss reserves are provided below as of December 31, 2002:

(In Thousands)	Type of Credit Enhancements	Value of Credit Enhancements	Loss Reserves
Nonconforming Residential (1)	Unfunded Demand Note/Loans	$ 275,075	$ 18,756
Prime Home Equity	Cash	27,080	502
Equipment Leases	Cash	30,352	1,672
		$ 332,507	$ 20,930

(1) During the fourth quarter of 2001, Provident reached an agreement with the securitization insurer to release the cash accounts for the nonconforming residential loan securitizations and substitute an unfunded secured demand note backed by a AAA rated standby letter of credit. Actual losses are submitted on a monthly basis to Provident by the trustee. Should Provident fail to reimburse the trustee for these monthly losses, the letter of credit can be drawn upon. There are no conditions that can accelerate this monthly process.

Various economic assumptions are used in the measurement of RISAs and loss estimates. The following key assumptions were used as of the date of the securitization during 2000:

	Nonconforming Residential	Prime Home Equity	Equipment Leasing
Prepayment Speed:			
Initial Rate	13.73%	10.00%	n/a
Peak Rate	35.00%	30.00%	n/a
Weighted Average Life (in years)	2.4	2.1	n/a
Estimated Credit Losses:			
Annual Basis	1.14%	0.20%	1.00%
Percentage of Original Balance	2.84%	0.47%	2.00%
Discount Rate	12.00%	12.00%	8.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following sensitivity table provides the effects of an immediate 10% and 20% adverse change to key economic assumptions on RISAs and loss estimates as of December 31, 2002:

(Dollars in Millions)	Nonconforming Residential	Prime Home Equity	Equipment Leasing
Peak Prepayment Speed Assumption (Annual Rate)*(1)*	30% CPR	30% CPR	n/a
Impact on Fair Value of 10% Adverse Change	$ (17.6)	$ (1.4)	n/a
Impact on Fair Value of 20% Adverse Change	$ (35.2)	$ (2.6)	n/a
Estimated Credit Loss Assumption*(1)*			
(Percentage of Original Balance)	4.83%	0.20%	6.00%
Impact on Fair Value of 10% Adverse Change	$ (6.5)	$ (0.1)	$ (0.4)
Impact on Fair Value of 20% Adverse Change	$ (12.9)	$ (0.2)	$ (0.8)
RISA Discount Rate*(1)*	12.00%	10.89%	n/a
Impact on Fair Value of 10% Adverse Change	$ (3.0)	$ (0.2)	n/a
Impact on Fair Value of 20% Adverse Change	$ (5.9)	$ (0.4)	n/a

(1) The assumptions used at the time of securitization and the assumptions used in subsequently measuring the carrying amount / fair value of the RISA and cash reserve accounts, while not the same, are conservative estimates at different points in time.

These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the RISA and loss estimates is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The table below summarizes certain cash flows received from and paid to securitization trusts:

	Year Ended December 31,		
(In Thousands)	**2002**	2001	2000
Proceeds From New Securitizations	**$ -**	$ -	$ 1,412,303
Cash Flows Received from Interests Retained	**175,828**	193,357	130,720
Servicing Fees Received	**14,384**	21,766	24,450
Prepayment and Late Fees Received	**11,941**	17,662	13,365
Net Servicing Advances	**(58,535)**	(61,749)	(44,246)

The following table presents quantitative information about delinquencies, net credit losses and components of securitized and portfolio loans and leases:

	2002			2001		
(Dollars in Thousands)	**Nonconforming Residential**	**Prime Home Equity**	**Middle Market Equipment Leases**	Nonconforming Residential	Prime Home Equity	Middle Market Equipment Leases
Average Assets:						
Securitized and Sold	**$ 2,190,684**	**$ 246,163**	**$ 150,562**	$ 3,086,984	$ 383,157	$ 276,895
Portfolio	**808,822**	**853,860**	**957,835**	993,436	510,812	671,951
Total Managed Assets	**$ 2,999,506**	**$ 1,100,023**	**$ 1,108,397**	$ 4,080,420	$ 893,969	$ 948,846
Year-End Assets:						
Securitized and Sold	**$ 1,779,127**	**$ 194,775**	**$ 94,408**	$ 2,627,332	$ 303,527	$ 207,131
Portfolio	**657,204**	**1,110,728**	**1,046,640**	918,458	688,798	844,096
Total Managed Assets	**$ 2,436,331**	**$ 1,305,503**	**$ 1,141,048**	$ 3,545,790	$ 992,325	$ 1,051,22
Net Charge-Offs:						
Total Managed Assets	**$ 131,462**	**$ 3,422**	**$ 20,184**	$ 63,651	$ 2,816	$ 17,430
Net Charge-Offs to Average Assets:						
Total Managed Assets	**4.38%**	**0.31%**	**1.82%**	1.56%	0.31%	1.84%
90 Days or More Delinquencies to Year-End Assets:						
Total Managed Assets	**17.85%**	**0.19%**	**0.38%**	13.85%	0.21%	1.17%

NOTE 21 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

Provident uses derivative instruments to manage its interest rate risk. These instruments include interest rate swaps and interest rate caps. In addition, forward delivery commitments are entered to assist with the issuance of mortgage-backed securities.

Interest rate swaps are agreements between two parties to exchange periodic interest payments that are calculated on a notional principal amount. Provident enters into swaps to synthetically alter the repricing characteristics of specific assets, liabilities and off-balance sheet loan securitizations. As only interest payments are exchanged, cash requirements and credit risk are significantly less than the notional amounts.

Interest rate caps protect against the impact of rising interest rates on interest-bearing financial instruments. When interest rates go above a cap's strike rate, the cap provides for receipt of payments based on its notional amount.

Interest rate derivative instruments have a credit risk component based on the ability of a counterparty to meet the obligations to Provident under the terms of the instruments. Notional principal amounts express the volume of the transactions, but Provident's potential exposure to credit risk is limited only to the market value of the instruments. Provident manages its credit risk in these instruments through counterparty credit policies. At December 31, 2002, Provident had bilateral collateral agreements in place with its counterparties, against which Provident has pledged investment securities with a carrying value of $50 million as collateral. There were no past due amounts on any instruments as of December 31, 2002. Provident has never experienced a credit loss related to these instruments.

Provident adopted the provisions of Statements of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. Pursuant to Statement 133, derivatives are carried at fair value and are recorded within Other Assets or Accrued Interest and Other Liabilities in the balance sheets. The accounting for the gain or loss resulting from the change in fair value depends on the intended use of the derivative. For a derivative used to hedge changes in fair value of a recognized asset or liability, or an unrecognized firm commitment, the gain or loss on the derivative will be recognized in earnings together with the offsetting loss or gain on the hedged item. This results in earnings recognition only to the extent that the hedge is ineffective in achieving offsetting changes in fair value. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative will be deferred, and reported as accumulated other comprehensive income, a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

component of shareholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

Fair Value Hedging Strategy: Provident uses interest rate swaps to assist in the management of its interest rate risk. The interest rate swaps effectively modify Provident's exposure to interest risk by converting fixed rate liabilities, generally time deposits and long-term debt, to a floating rate. These interest rate swaps involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amounts.

As the changes in fair value of the hedged items offset the changes in fair value of the derivatives, no material gain or loss was recognized at the time of adoption of Statement 133 or for the years ended December 31, 2002 and 2001.

Cash Flow Hedging Strategy: Provident has also entered into interest rate swap agreements to reduce the impact of interest rate changes on future interest payments of on and off-balance sheet financing. These interest rate swaps convert floating rate debt to a fixed rate basis. These interest rate swaps have generally been used to hedge interest payments involving floating rate debt and off-balance sheet securitization transactions with maturities up to December 2014.

Upon the adoption of Statement 133 and for the year ended December 31, 2001, Provident recorded reductions of $28.3 million and $54.4 million, respectively, and for the year ended December 31, 2002, Provident recorded a gain of $2.8 million in accumulated other comprehensive income. No gain or loss was recognized at the time of adoption or for the full years of 2002 and 2001 as a result of ineffective cash flow hedges. During the next twelve months, management expects to reclassify $51.6 million of net losses on derivative instruments from accumulated other comprehensive income to earnings which it believes will be offset by improved cash flows of the hedged items associated with these derivative instruments.

A summary of the notional amount of the interest rate derivatives at December 31 is as follows:

	Interest Rate Swaps		Interest Rate Caps	
(In Millions)	Receive Fixed	Pay Fixed	Purchased	Sold
At December 31, 2002:				
Off-Balance Sheet Securitizations	**$ 139**	**$ 1,265**	**$ 1,736**	**$ 1,736**
Certificates of Deposit	**2,812**	**-**	**-**	**-**
Long-Term / Subordinated Debt	**838**	**622**	**1,010**	**1,010**
Premium Index Deposits	**-**	**195**	**-**	**-**
Loans	**-**	**51**	**-**	**-**
For Customers' Purposes	**-**	**37**	**13**	**-**
Totals	**$ 3,789**	**$ 2,170**	**$ 2,759**	**$ 2,746**
At December 31, 2001:				
Off-Balance Sheet Securitizations	$ 270	$ 2,317	$ 1,944	$ 1,944
Certificates of Deposit	2,472	-	-	-
Long-Term / Subordinated Debt	718	547	1,010	1,010
Premium Index Deposits	-	195	-	-
Loans	-	45	-	-
For Customers' Purposes	-	-	48	-
Totals	$ 3,460	$ 3,104	$ 3,002	$ 2,954

Summary information with respect to the interest rate derivatives used to manage Provident's interest rate sensitivity at December 31, 2002 follows:

	Interest Rate Swaps		Interest Rate Caps	
(Dollars In Millions)	Receive Fixed	Pay Fixed	Purchased	Sold
Notional Amount	$ 3,789	$ 2,170	$ 2,759	$ 2,746
Positive Fair Value Adjustment	161	-	29	-
Negative Fair Value Adjustment	(1)	(152)	-	(29)
Weighted Average:				
Receive Rate	5.86%	1.50%	n/a	n/a
Pay Rate	1.75%	5.96%	n/a	n/a
Strike Rate	n/a	n/a	8.97%	8.97%
Life (in years)	10.5	6.4	12.2	12.3

The expected notional maturities of Provident's interest rate derivative portfolio at December 31, 2002 are as follows:

	Interest Rate Swaps		Interest Rate Caps		
(In Millions)	Receive Fixed	Pay Fixed	Purchased	Sold	Total
Less than 1 Year	$ 387	$ 178	$ -	$ -	$ 565
From 1 to 5 Years	1,084	432	13	-	1,529
From 5 to 10 Years	627	1,354	-	-	1,981
From 10 to 15 Years	717	191	2,746	2,746	6,400
More than 15 Years	974	15	-	-	989
Total	$ 3,789	$ 2,170	$ 2,759	$ 2,746	$ 11,464

Provident also enters into forward delivery contracts for the future delivery of commercial real estate and residential mortgage loans at a specified interest rate to reduce the interest rate risk associated with loans held for sale. As of December 31, 2002, Provident had $172 million in forward delivery contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 - CREDIT RISK TRANSFER INSTRUMENTS, CREDIT COMMITMENTS AND GUARANTEES:

During 2001 and 2000, Provident entered into credit risk transfer transactions. Under the 2001 transaction, Provident transferred 97 1/2% of the credit risk on an auto lease portfolio, while retaining a 2 1/2% first-loss position. Under the 2000 transaction, Provident transferred 98% of the credit risk on an auto lease portfolio, while retaining a 2% first-loss position. As a result of these transactions, Provident was able to lower its credit concentration in auto leasing while reducing its regulatory capital requirements. As of December 31, 2002, the remaining unpaid auto lease balances on the 2001 and 2000 credit risk transfer transactions were $0.4 billion and $1.0 billion, respectively.

Commitments to extend credit are financial instruments in which Provident agrees to provide financing to customers based on predetermined terms and conditions. Since many of the commitments to extend credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Provident evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by Provident upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

A standby letter of credit is an irrevocable guarantee whereby Provident guarantees the performance of a customer to a third party in a borrowing arrangement. They are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral is obtained based on management's credit assessment of the customer. Generally, Provident issues standby letters of credit for terms from six months to three years.

Provident's commitments to extend credit and letters of credit which are not reflected in the balance sheet at December 31 are as follows:

(In Millions)	**2002**	2001
Commitments to Extend Credit	**$ 2,887**	$ 2,153
Standby Letters of Credit	**274**	193
Commercial Letters of Credit	**11**	-

Provident (Parent) has issued a guarantee for a subsidiary to assist in its business activities. This guarantee was made to Fannie Mae for the benefit of Red Mortgage Capital, Inc. Red Mortgage is an approved Fannie Mae Delegated Underwriting and Servicing (DUS) mortgage lender. Under the Fannie Mae DUS program, Red Mortgage underwrites, funds and sells mortgage loans on multifamily rental projects. Red Mortgage then services these mortgage loans on Fannie Mae's behalf. Participation in the Fannie Mae DUS program requires Red Mortgage to share the risk of loan losses with Fannie Mae. Under the loss sharing arrangement, Red Mortgage and Fannie Mae split losses with one-third of all losses assumed by Red Mortgage and two-thirds of all losses assumed by Fannie Mae. For Red Mortgage to participate in the loss sharing agreement, the Parent provided a guarantee to Fannie Mae that it would fulfill all payments required of Red Mortgage under the loss sharing arrangement and for servicing advances of these loans if Red Mortgage fails to meet its obligations. As of December 31, 2002, Red Mortgage serviced loans with outstanding principal balances aggregating $3.0 billion under the DUS program. The guarantee will continue until such time as the loss sharing agreement is amended or that Red Mortgage no longer participates in the Fannie Mae DUS program. No liability is carried on the Parent's balance sheet for this guarantee as a liability has been established for estimated losses on Red Mortgage's balance sheet.

NOTE 23 - LINE OF BUSINESS REPORTING:

Provident's three major business lines, referred to as Commercial Banking, Retail Banking and Mortgage Banking, are based on the products and services offered, and its management structure. Commercial Banking offers a full range of commercial lending and financial products and services to corporate businesses. Retail Banking provides consumer loans and leases, deposit accounts, trust, brokerage and investment products and services to consumers and small businesses. Mortgage Banking originates and services conforming and nonconforming residential loans to consumers and provides short-term financing to mortgage originators and brokers.

Financial results are determined based on an assignment of balance sheet and income statement items to each business line. Equity allocations are made based on various risk measurements of the business line. A matched funded transfer pricing process is used to allocate interest income and expense among the business lines. Provision for loan and lease losses are charged to business lines based on its level of net charge-offs and the size and risk of its lending portfolio. Activity-based costing is used to allocate expenses for centrally provided services.

Condensed income statements and total assets are provided below for Provident's three major lines of business for the past three years. Corporate Center represents income and expenses not related to the major business lines, and gain/loss on the sale of investment securities.

(In Millions)	Commercial Banking	Retail Banking	Mortgage Banking	Corporate Center	Total
Year Ended December 31, 2002:					
Net Interest Income	**$ 216.7**	**$ 32.6**	**$ 66.3**	**$ -**	**$ 315.6**
Provision for Loan Losses	**(62.0)**	**(8.0)**	**(20.6)**	**(9.0)**	**(99.6)**
Noninterest Income	**150.0**	**603.6**	**41.1**	**10.8**	**805.5**
Noninterest Expense	**(216.9)**	**(586.8)**	**(72.3)**	**-**	**(876.0)**
Income Taxes	**(30.1)**	**(14.3)**	**(5.0)**	**(.6)**	**(50.0)**
Net Income	**$ 57.7**	**$ 27.1**	**$ 9.5**	**$ 1.2**	**$ 95.5**
Total Assets	**$ 7,554**	**$ 4,854**	**$ 1,646**	**$ 3,486**	**$ 17,540**
Year Ended December 31, 2001:					
Net Interest Income	$ 206.7	$ 3.4	$ 60.4	$ -	$ 270.5
Provision for Loan Losses	(155.9)	(27.9)	(31.7)	-	(215.5)
Noninterest Income	166.8	563.5	26.1	-	756.4
Noninterest Expense	(218.9)	(529.4)	(64.7)	-	(813.0)
Income Taxes	.5	(3.6)	3.7	-	.6
Net Income	$ (0.8)	$ 6.0	$ (6.2)	$ -	$ (1.0)
Total Assets	$ 7,115	$ 4,785	$ 1,799	$ 2,862	$ 16,561
Year Ended December 31, 2000:					
Net Interest Income	$ 186.4	$ 20.2	$ 37.0	$ -	$ 243.6
Provision for Loan Losses	(79.2)	(25.0)	(29.3)	-	(133.5)
Noninterest Income	114.7	486.3	59.4	.2	660.6
Noninterest Expense	(127.9)	(450.2)	(63.0)	(39.3)	(680.4)
Income Taxes	(33.2)	(11.4)	(1.4)	12.2	(33.8)
Net Income	$ 60.8	$ 19.9	$ 2.7	$ (26.9)	$ 56.5
Total Assets	$ 6,242	$ 4,161	$ 1,824	$ 2,770	$ 14,997

NOTE 24 - TRANSACTIONS WITH AFFILIATES:

At December 31, 2002, Carl H. Lindner, Jr., members of his immediate family and trusts for their benefit, owned 44% of American Financial Group's Common Stock. This group, along with Carl H. Lindner's siblings and entities controlled by them, or established for their benefit, owned 44% of Provident's Common Stock at year-end 2002. Provident leases its home office space and other office space from a trust, for the benefit of a subsidiary of American Financial Group. Rentals and renovations charged by American Financial Group and affiliates for the years ended December 31, 2002, 2001 and 2000 amounted to $3.8 million, $3.1 million and $3.0 million, respectively. Provident paid $612,000, $0 and $0 to a subsidiary of American Financial Group for insurance coverage during 2002, 2001, and 2000, respectively. Payments of $114,000, $28,000 and $0 were made to American Financial Group and affiliates for record retention services for the years ended December 31, 2002, 2001 and 2000, respectively. Approximately $100,000 was also paid to American Financial Group for guard services in each of the past three years.

Provident has had certain transactions with various executive officers, directors and principal holders of equity securities of Provident and its subsidiaries and entities in which these individuals are principal owners. Various loans and leases have been made as well as the sale of commercial paper and repurchase agreements to these persons. Such loans and leases to these persons aggregated approximately $25.6 million and $42.8 million at December 31, 2002 and 2001, respectively. During 2002, new loans and leases aggregating $2.6 million were made to such parties and loans and leases aggregating $19.8 million were repaid. All of the loans and leases were made at market interest rates and, in the opinion of management, all amounts are fully collectible. At December 31, 2002 and 2001, these persons held Provident's commercial paper amounting to $17.3 million and $17.5 million, respectively. Additionally, repurchase agreements in the amount of $5.8 million and $7.7 million had been sold to these persons at December 31, 200 and 2001, respectively. All of these transactions were at market interest rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

Carrying values and estimated fair values for certain financial instruments as of December 31 are shown in the following table. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Because no secondary market exists for many of Provident's assets and liabilities, the derived fair values are calculated estimates, and the fair values provided herein do not necessarily represent the actual values which may be realized in the disposition of these instruments. The aggregate fair value amounts presented do not represent the underlying value of Provident. What is presented below is a point-in-time valuation that is affected, in part, by unrealized gains and losses resulting from management's implementation of its program to manage overall interest rate risk. It is not management's intention to immediately dispose of a significant portion of its financial instruments. As a result, the following fair value information should not be interpreted as a forecast of future earnings and cash flows.

	2002		2001	
(In Thousands)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Financial Assets:				
Cash and Cash Equivalents	**$ 540,919**	**$ 540,919**	$ 501,223	$ 501,223
Trading Account Securities	**127,848**	**127,848**	101,156	101,156
Loans Held for Sale	**436,884**	**436,884**	217,914	217,914
Investment Securities	**4,215,238**	**4,215,238**	3,486,058	3,486,058
Loans and Leases	**9,133,795**	**9,184,892**	8,950,123	8,992,407
Less: Reserve for Losses	**(201,051)**	**-**	(241,143)	-
Net Loans and Leases	**8,932,744**	**9,184,892**	8,708,980	8,992,407
Financial Liabilities:				
Deposits	**9,848,979**	**9,818,970**	8,854,250	8,867,237
Short-Term Debt	**1,925,005**	**1,925,005**	1,885,309	1,885,309
Long-Term Debt and Junior Subordinated Debentures	**4,293,731**	**4,447,041**	4,532,173	4,745,430
Derivative Instruments:				
Interest Rate Swaps	**7,985**	**7,985**	(132,664)	(132,664)
Interest Rate Caps	**-**	**-**	-	-
Interest Rate Floors	**-**	**-**	-	-

The following methods and assumptions were used by Provident in estimating its fair value disclosures for financial instruments:

- **Cash and cash equivalents:** The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.
- **Trading account securities and investment securities:** Fair values for trading account securities and investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Retained interests in securitized assets are valued using discounted cash flow techniques. Significant assumptions used in the valuation are presented in Note 20.
- **Loans and leases:** For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain residential mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans and leases are estimated using discounted cash flow analyses and interest rates currently being offered for loans and leases with similar terms to borrowers of similar credit quality. The fair values disclosed for loans held for sale are equal to their carrying amounts.
- **Deposits:** The fair values disclosed for demand deposits are equal to their carrying amounts. The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies

interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

- **Short-term debt:** The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.
- **Long-term debt and junior subordinated debentures:** The fair values of long-term borrowings that are traded in the markets are equal to their quoted market prices. The fair values of other long-term borrowings (other than deposits) are estimated using discounted cash flow analyses, based on Provident's current incremental borrowing rates for similar types of borrowing arrangements.
- **Derivative instruments:** The fair value of derivative instruments has been recognized as either assets or liabilities in the balance sheet in accordance to Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The fair value of derivative instruments is based upon current market quotes.

NOTE 26 - ADDITIONAL INFORMATION:

LEGAL MATTERS: Provident and its subsidiaries are not parties to any pending legal proceedings other than routine litigation incidental to their business except for the following matters related to the restatement announced March 5, 2003.

On March 6, 6, 11, 26 and 31 and April 3, 2003, respectively, purported class-actions were filed in the U.S. District Court for the Southern District of Ohio by shareholders Waldbaum, Merzin, McKay, Nicci, Koot (as a Provident Capital Trust holder) and Spitz, respectively against Provident, its President, Robert L. Hoverson, its Chief Financial Officer, Christopher J. Carey, and, in the Merzin, Koot, and Spitz cases, their predecessors in those positions, on behalf of all purchasers of Provident securities from March 30, 1998 through March 5, 2003. These actions are based upon circumstances involved in the restatement of earnings announced by Provident on March 5, 2003 and allege violations of federal securities laws by the defendants in Provident's financial disclosures during the period from March 30, 1998 through March 5, 2003. They seek an unspecified amount of damages and, in the cases filed by Waldbaum and McKay, reimbursement of all executive bonuses received during that period.

On March 7 and 18, 2003, respectively, derivative actions were filed by the Plumbers and Pipefitters Location 572 Pension Fund and shareholder Berg on behalf of Provident versus Provident's directors in the same court. These suits were also concerned with the restatement of earnings and allege that the defendants breached fiduciary duties owed to Provident and are responsible for the conditions that led to the restatement and its consequences and sales of stock and other actions by certain officers and directors and seek recovery from the defendants of an unspecified amount of damages. A similar action was filed in the Court of Common Pleas of Hamilton County, Ohio on March 26, 2003 by shareholder Weinstein against the directors and two officers.

RESTRICTIONS ON CASH AND NONINTEREST BEARING DEPOSITS: Federal Reserve Board regulations require that The Provident Bank maintain certain minimum reserve balances. The average amount of those reserve balances for the year ended December 31, 2002, was approximately $57.8 million.

RESTRICTED ASSETS: Provident formed the subsidiaries listed below to account for and support the process of transferring, securitizing and/or selling of vehicle and equipment leases. These subsidiaries are separate legal entities and each maintains books and records with respect to its assets and liabilities. The assets of these subsidiaries, which are included in the consolidated financial statements, are not available to secure financing or otherwise satisfy claims of creditors of Provident or any of its other subsidiaries.

The subsidiaries and their total assets as of December 31, 2002 and 2001 follow (in thousands):

	December 31,	
Subsidiary	**2002**	2001
Provident Auto Rental LLC 1999-1	**$ 723,901**	$ 801,373
Provident Auto Leasing Company	**617,371**	717,239
Provident Auto Rental LLC 2000-1	**350,500**	374,242
Provident Auto Rental LLC 2001-1	**314,339**	345,432
Provident Auto Rental Company LLC 1998-2	**152,986**	171,112
Provident Auto Rental LLC 2000-2	**150,401**	159,537
Provident Auto Rental Company LLC 1998-1	**141,300**	157,498
Provident Lease Receivables Company LLC	**115,460**	193,139

The above amounts include items which are eliminated in the Consolidated Financial Statements.

RESTRICTIONS ON TRANSFER OF FUNDS FROM SUBSIDIARIES TO PARENT: The transfer of funds by The Provident Bank to the parent as dividends, loans or advances is subject to various laws and regulations that limit the amount of such transfers. The amount of dividends available for payment in 2003 by the Bank to the parent company is approximately $30.2 million, plus 2003 net income. Pursuant to Federal Reserve and State regulations, the maximum amount available to be loaned to affiliates (as defined), including its Parent, by the Bank, was approximately $165.1 million to any single affiliate, and $330.2 million to all affiliates combined of which $43.6 million was loaned at December 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY FINANCIAL INFORMATION: Parent Company only condensed financial information for Provident Financial Group, Inc. is as follows:

Balance Sheets (Parent Only)

(In Thousands)	December 31, 2002	2001
ASSETS		
Cash and Cash Equivalents	**$ 243,000**	$ 157,168
Trading Account Securities	**10,470**	-
Investment Securities Available for Sale	**299,024**	315,018
Investment in Subsidiaries:		
Banking	**1,056,278**	948,949
Non-Banking	**18,287**	18,782
Accounts Receivable from Banking Subsidiaries	**18,552**	-
Other Assets	**103,222**	99,005
TOTAL ASSETS	**$ 1,748,833**	$ 1,538,922
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts Payable to Banking Subsidiaries	**$ -**	$ 12,459
Other Accounts Payable and Accrued Expenses	**56,575**	18,636
Commercial Paper	**271,269**	240,571
Long-Term Debt and Junior Subordinated Debentures	**540,618**	465,423
Total Liabilities	**868,462**	737,089
Shareholders' Equity	**880,371**	801,833
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,748,833**	$ 1,538,922

Statements of Income (Parent Only)

(In Thousands)	Year Ended December 31, 2002	2001	2000
Income:			
Dividends from Banking Subsidiaries	**$ 45,000**	$ 15,000	$ 37,000
Interest Income from Banking Subsidiaries	**25,394**	24,944	13,232
Other Interest Income	**1,261**	1,469	4,951
Noninterest Income	**1,080**	7,492	5,712
	72,735	48,905	60,895
Expenses:			
Interest Expense	**32,125**	40,762	34,795
Noninterest Expense	**1,705**	2,842	2,668
	33,830	43,604	37,463
Income Before Taxes and Equity in Undistributed Net Income of Subsidiaries	**38,905**	5,301	23,432
Applicable Income Tax Credits	**5,571**	7,936	6,624
Income Before Equity in Undistributed Net Income of Subsidiaries	**44,476**	13,237	30,056
Equity in Undistributed Net Income of Subsidiaries	**50,975**	(14,240)	26,485
Net Income (Loss)	**$ 95,451**	$ (1,003)	$ 56,541

Statements of Cash Flows (Parent Only)

(In Thousands)	Year Ended December 31, **2002**	2001	2000
Operating Activities:			
Net Income (Loss)	**$ 95,451**	$ (1,003)	$ 56,541
Adjustment to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:			
Equity in Undistributed Net Income of Subsidiaries	**(50,975)**	14,240	(26,485)
Amortization and Accretion	**453**	1,066	805
Tax Benefit Received from Exercise of Stock Options	**1,069**	2,706	513
Realized Investment Security (Gains) Losses	**11**	(72)	493
(Increase) Decrease in Interest Receivable	**(48)**	177	39
(Increase) Decrease in Other Assets	**(22,754)**	3,783	(40,026)
Increase (Decrease) in Interest Payable	**1,163**	(261)	76
Increase (Decrease) in Other Liabilities	**(15,584)**	(20,821)	10,193
Net Cash Provided by (Used In) Operating Activities	**8,786**	(185)	2,149
Investing Activities:			
Investment Securities Available for Sale:			
Proceeds from Sales	**24,159**	19,379	129,648
Proceeds from Maturities and Prepayments	**11,664**	15,234	87,358
Purchases	**(19,883)**	(50,671)	(330,583)
Net Cash Provided by (Used In) Investing Activities	**15,940**	(16,058)	(113,577)
Financing Activities:			
Net Increase (Decrease) in Commercial Paper	**30,698**	53,481	(14,694)
Principal Payments on Long-Term Debt	**(120)**	(391)	(74,764)
Proceeds from Issuance of Long-Term Debt and Junior Subordinated Debentures	**75,000**	124,432	186,706
Cash Dividends Paid	**(48,334)**	(48,002)	(47,738)
Repurchase of Common Stock	**(24)**	(246)	-
Proceeds from Exercise of Stock Options	**4,232**	3,884	3,388
Contribution to Subsidiaries	**(346)**	(54,986)	(3,480)
Net Increase in Other Equity Items	**-**	903	2,816
Net Cash Provided by Financing Activities	**61,106**	79,075	52,234
Increase (Decrease) in Cash and Cash Equivalents	**85,832**	62,832	(59,194)
Cash and Cash Equivalents at Beginning of Year	**157,168**	94,336	153,530
Cash and Cash Equivalents at End of Year	**$ 243,000**	$ 157,168	$ 94,336

SELECTED FINANCIAL DATA (UNAUDITED)

	For Year Ended December 31,				
(Dollars In Millions Except Per Share Amounts)	**2002**	2001	2000	1999	1998
Earnings:					
Total Interest Income	**$ 841**	$ 973	$ 906	$ 680	$ 657
Total Interest Expense	**(526)**	(703)	(662)	(430)	(403)
Net Interest Income	**315**	270	244	250	254
Provision for Loan and Lease Losses	**(99)**	(216)	(133)	(46)	(29)
Noninterest Income	**805**	757	660	537	279
Noninterest Expense	**(876)**	(813)	(680)	(544)	(323)
Income (Loss) Before Income Taxes	**145**	(2)	91	197	181
Applicable Income Taxes	**(50)**	1	(34)	(70)	(63)
Net Income (Loss)	**$ 95**	$ (1)	$ 57	$ 127	$ 118
Per Common Share Data:					
Basic Earnings (Loss)	**$ 1.94**	$ (0.04)	$ 1.14	$ 2.66	$ 2.47
Diluted Earnings (Loss)	**1.88**	(0.04)	1.12	2.58	2.38
Dividends Paid	**.96**	.96	.96	.88	.80
Book Value	**17.91**	16.15	18.79	17.89	16.30
Selected Balances at December 31:					
Total Investment Securities	**4,215**	3,486	3,014	2,111	1,598
Total Loans and Leases	**9,134**	8,950	7,996	6,634	5,879
Reserve for Loan and Lease Losses	**201**	241	159	95	80
Leased Equipment	**2,350**	2,651	2,386	1,807	1,207
Total Assets	**17,540**	16,561	14,997	11,849	9,576
Noninterest Bearing Deposits	**1,142**	995	1,293	1,185	679
Interest Bearing Deposits	**8,707**	7,859	7,536	6,045	5,277
Long-Term Debt and Junior Subordinated Debentures	**4,294**	4,532	4,353	2,515	1,764
Total Shareholders' Equity	**880**	802	924	877	777
Off-Balance Sheet Managed Assets	**2,068**	3,138	4,621	4,641	2,571
Other Statistical Information:					
Return on Average Assets	**0.58%**	(0.01)%	0.42%	1.20%	1.29%
Return on Average Equity	**11.27**	(0.11)	6.32	16.20	15.45
Dividend Payout Ratio	**50.64**	n/m	84.43	32.36	32.19
Capital Ratios at December 31:					
Total Equity to Total Assets	**5.02%**	4.84%	6.16%	7.40%	8.12%
Tier 1 Leverage Ratio	**7.81**	6.65	8.21	9.67	8.43
Tier 1 Capital to Risk-Weighted Assets	**9.40**	7.95	8.56	8.57	8.24
Total Risk-Based Capital to Risk-Weighted Assets	**11.43**	10.71	10.60	10.82	10.85
Loan Quality Ratios at December 31:					
Reserve for Loan and Lease Losses to Total Loans and Leases	**2.20%**	2.69%	1.99%	1.43%	1.36%
Reserve for Loan and Lease Losses to Nonaccrual Loans	**120.80**	136.35	165.71	170.98	178.09
Nonaccrual Loans to Total Loans and Leases	**1.82**	1.98	1.20	0.84	0.77
Net Charge-Offs to Average Total Loans and Leases	**1.59**	1.63	1.04	0.51	0.42

n/m - not meaningful

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)

		As Restated, See Note 3		
(In Thousands Except Per Share Data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2002:				
Total Interest Income	$ 208,391	$ 208,250	$ 211,331	$ 213,416
Total Interest Expense	(127,482)	(130,624)	(132,603)	(135,121)
Net Interest Income	80,909	77,626	78,728	78,295
Provision for Loan and Lease Losses	(18,237)	(23,532)	(33,575)	(24,205)
Net Interest Income After Provision for Loan and Lease Losses	62,672	54,094	45,153	54,090
Noninterest Income	210,287	196,397	204,578	194,230
Noninterest Expense	(232,700)	(214,079)	(214,637)	(214,612)
Income Before Income Taxes	40,259	36,412	35,094	33,708
Applicable Income Taxes	(13,630)	(12,376)	(11,924)	(12,092)
Net Income	$ 26,629	$ 24,036	$ 23,170	$ 21,616
Net Earnings Per Common Share:				
Basic	$ .54	$ .49	$ .47	$ .43
Diluted	.52	.47	.46	.43
Cash Dividends	.24	.24	.24	.24

	As Restated, See Note 3			
(In Thousands Except Per Share Data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2001:				
Total Interest Income	$ 221,768	$ 245,459	$ 250,450	$ 255,618
Total Interest Expense	(148,894)	(174,336)	(184,606)	(194,964)
Net Interest Income	72,874	71,123	65,844	60,654
Provision for Loan and Lease Losses	(108,787)	(60,886)	(23,548)	(22,324)
Net Interest Income After Provision for Loan and Lease Losses	(35,913)	10,237	42,296	38,330
Noninterest Income	195,712	192,917	193,534	174,273
Noninterest Expense	(218,399)	(222,476)	(194,701)	(177,408)
Income (Loss) Before Income Taxes	(58,600)	(19,322)	41,129	35,195
Applicable Income Taxes	21,081	6,540	(14,497)	(12,529)
Net Income (Loss)	$ (37,519)	$ (12,782)	$ 26,632	$ 22,666
Net Earnings (Loss) Per Common Share:				
Basic	$ (.77)	$ (.27)	$ .54	$ .46
Diluted	(.77)	(.27)	.53	.45
Cash Dividends	.24	.24	.24	.24

Quarterly earnings per share numbers do not necessarily add to the year-to-date amounts due to the treasury stock method of calculating earnings per share and to rounding.

CREDIT QUALITY (UNAUDITED)

(Dollars In Thousands)	2002 Fourth Quarter	2002 Third Quarter	2002 Second Quarter	2002 First Quarter	2001 Fourth Quarter	2001 Third Quarter	2001 Second Quarter	2001 First Quarter
Non-Accrual Loans	**$ 166,433**	**$ 178,933**	**$ 160,561**	**$ 183,402**	$ 176,856	$ 131,666	$ 110,574	$ 106,213
Other Nonperforming Assets	**15,780**	**14,579**	**25,471**	**28,098**	20,907	15,758	16,279	7,348
Total Nonperforming Assets	**$ 182,213**	**$ 193,512**	**$ 186,032**	**$ 211,500**	$ 197,763	$ 147,424	$ 126,853	$ 113,561
Loans 90 Days Past Due - Still Accruing	**$ 29,918**	**$ 30,482**	**$ 29,186**	**$ 29,390**	$ 30,326	$ 33,981	$ 22,291	$ 41,725
Nonaccrual Loans as a Percent of Total Loans and Leases	**1.82%**	**1.99%**	**1.84%**	**2.12%**	1.98%	1.48%	1.21%	1.25%
Nonperforming Assets as a Percent of Total Loans, Leases and Other Nonperforming Assets	**1.99%**	**2.15%**	**2.12%**	**2.44%**	2.20%	1.65%	1.39%	1.34%
Reserve for Loan and Lease Losses as a Percent of Nonaccrual Loans	**120.80%**	**114.46%**	**133.82%**	**132.51%**	136.35%	157.52%	163.69%	158.29%
Reserve for Loan and Lease Losses as a Percent of Nonperforming Assets	**110.34%**	**105.84%**	**115.50%**	**114.90%**	121.94%	140.69%	142.68%	148.05%
Reserve for Loan and Lease Losses as a Percent of Total Loans and Leases	**2.20%**	**2.28%**	**2.46%**	**2.81%**	2.69%	2.33%	1.99%	1.98%

COMMON STOCK PRICE AND DIVIDEND DATA (UNAUDITED)

	2002 Fourth Quarter	2002 Third Quarter	2002 Second Quarter	2002 First Quarter	2001 Fourth Quarter	2001 Third Quarter	2001 Second Quarter	2001 First Quarter
High Close	**$ 28.05**	**$ 29.51**	**$ 31.35**	**$ 29.97**	$ 26.29	$ 35.09	$ 33.37	$ 37.38
Low Close	**21.48**	**24.28**	**24.42**	**22.17**	21.41	24.90	27.06	25.88
Period End Close	**26.03**	**25.09**	**29.01**	**28.80**	26.28	25.25	32.92	28.13
Cash Dividends	**.24**	**.24**	**.24**	**.24**	.24	.24	.24	.24

KEY RATIOS, STATISTICS AND MARGIN ANALYSIS (UNAUDITED)

	2002 Fourth Quarter	2002 Third Quarter	2002 Second Quarter	2002 First Quarter	2001 Fourth Quarter	2001 Third Quarter	2001 Second Quarter	2001 First Quarter
Interest Income *(1)*	**6.07%**	**6.36%**	**6.57%**	**6.72%**	7.03%	7.70%	8.06%	8.79%
Interest Expense	**3.48**	**3.70**	**3.78**	**3.86**	4.29	5.00	5.45	6.10
Net Interest Spread	**2.59**	**2.66**	**2.79**	**2.86**	2.74	2.70	2.61	2.69
Net Interest Margin	**2.36**	**2.37**	**2.45**	**2.47**	2.31	2.23	2.12	2.09
Return On:								
Average Total Assets	**.62%**	**.59%**	**.57%**	**.53%**	(.92%)	(.31%)	.66%	.59%
Average Shareholders' Equity	**12.38**	**11.33**	**10.91**	**10.45**	(17.18)	(5.59)	11.83	10.08

(1) On a Fully Tax Equivalent Basis.

BOARD OF DIRECTORS & EXECUTIVE MANAGEMENT

BOARD OF DIRECTORS – PROVIDENT FINANCIAL GROUP, INC.

Jack M. Cook [1]
Consultant, Compass Group, Inc.;
Retired President & Chief Executive Officer,
The Health Alliance of Greater Cincinnati

Thomas D. Grote, Jr. [1] [2]
President, Grote Enterprises, LLC

Robert L. Hoverson [3]
President & Chief Executive Officer,
Provident Financial Group, Inc.
& The Provident Bank

Joseph A. Pedoto [2] [3]
President, JLM Financial, Inc.

Sidney A. Peerless, M.D.[2]
Retired Physician & Surgeon;
Chief Emeritus, Otolaryngology Department,
The Jewish Hospital, Cincinnati

Joseph A. Steger [1] [3]
President, The University of Cincinnati

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee

EXECUTIVE OFFICERS – PROVIDENT FINANCIAL GROUP, INC.

Robert L. Hoverson
President & Chief Executive Officer

Christopher J. Carey
Executive Vice President,
Chief Financial Officer & Treasurer

James L. Gertie
Executive Vice President &
Chief Credit & Risk Officer

Anthony M. Stollings
Controller & Chief Accounting Officer

James R. Whitaker
Vice President & General Counsel

EXECUTIVE MANAGEMENT – THE PROVIDENT BANK

Administration
Robert L. Hoverson
President & Chief Executive Officer

Commercial
Rodger Davis
Executive Vice President

Community Development
Amin Akbar
Senior Vice President

Credit Administration
James L. Gertie
Executive Vice President &
Chief Credit & Risk Officer

John S. Catlin
Executive Vice President,
Commercial Credit Management

Equipment Leasing & Financing
Vincent D. Rinaldi
Executive Vice President

Finance & Administration
Christopher J. Carey
Executive Vice President &
Chief Financial Officer

Internal Audit
J. Gregory Dooley, Sr.
Senior Vice President

Legal
James R. Whitaker
Executive Vice President &
General Counsel

Marketing
Thomas F. McGill
Senior Vice President

Mortgage
Richard R. Gravino
Executive Vice President

Operations & Technology
Paul A. Raffaelli
Executive Vice President

Provident Financial Advisors
Duane A. Dewey
Senior Vice President

Retail
Steven T. Walsh
Executive Vice President

GROUP AFFILIATE INFORMATION

Capstone Realty Advisors, LLC
1120 Chester Avenue, Suite 300
Cleveland Ohio 44114
216-902-8500

Information Leasing Corporation
995 Dalton Avenue
Cincinnati Ohio 45203
513-421-9191

PCFS Mortgage Resources
309 Vine Street
Cincinnati Ohio 45202
513-763-8000
888-487-9579

PFGI Capital Corporation
One East Fourth Street
Cincinnati Ohio 45202
513-345-7102
800-859-9521

Provident Bank - Ohio
One East Fourth Street
Cincinnati Ohio 45202
513-579-2000
800-262-9801

Provident Bank - Florida
1549 Ringling Blvd.
Sarasota Florida 34236
941-954-5700

Provident Insurance Agency, Inc.
One East Fourth Street
Cincinnati Ohio 45202
513-579-2768

Provident Financial Advisors
One East Fourth Street
Cincinnati Ohio 45202
513-763-8791

Provident Securities & Investment Company
Three East Fourth Street
Cincinnati Ohio 45202
513-579-2365

Red Capital Group
150 East Gay Street, 22nd Floor
Columbus Ohio 43215
800-837-5100

Corporate, Investor & Shareholder Information

Corporate Headquarters

Provident Financial Group, Inc.
One East Fourth Street
Cincinnati Ohio 45202

Internet Addresses

http://www.provident-financial.com
http://www.providentbank.com
http://www.ilcinc.com
http://www.pcfs.com
http://www.redcapitalgroup.com
http://www.capstone-realty.com

Annual Shareholder Meeting

All shareholders are invited to attend Provident Financial Group's annual meeting on Thursday June 19, 2003, at 9:00 a.m. ET. The meeting will be held at the Westin Hotel located at 21 East Fifth Street, Cincinnati Ohio 45202.

Common Stock



Provident Financial Group common stock is traded on The Nasdaq Stock Market® under the symbol PFGI. At the close of business on April 30, 2003, there were approximately 4,950 registered shareholders and 11,800 non-registered or "street name" shareholders.

Capital Securities

Provident Financial Group trust preferred securities are traded on The New York Stock Exchange. Issues and trading symbols are:

Issue	Symbol
Provident Capital Trust II - 8.75%	PCT
Provident Capital Trust III - 10.25%	PCEPR
Provident Capital Trust IV - 9.45%	PCEPRA
Provident Convertible Preferred - 9.00%	PCEPRI
Provident Senior Notes - 8.375%	PFV

Corporate Information

Information about Provident Financial Group and its subsidiaries, including the retrieval of all quarterly and other news releases, is available at Provident's corporate internet site or by contacting Investor Relations.

Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission ("SEC"). Copies of this document and other filings are available at Provident's corporate internet site or by contacting Investor Relations.

Investor Relations

Analysts, investors, shareholders and others seeking specific corporate and financial information should contact Investor Relations at:

Provident Financial Group, Inc.
One East Fourth Street, MS-843A
Cincinnati Ohio 45202

Phone: 800-851-9521 or 513-345-7102
Fax: 513-345-7159
E-Mail: IR@provident-financial.com

Shareholder Information

Shareholders desiring to change the name, address or ownership of a stock certificate, report a lost certificate, consolidate accounts, have dividends directly deposited in a checking or savings account, or request information on participating in our Dividend Reinvestment Plan, should contact the Registrar and Transfer Agent at:

The Provident Bank
One East Fourth Street, MS-669D
Cincinnati Ohio 45202

Phone: 888-863-5893 or 513-763-8113
Fax: 513-579-2628
E-Mail: CorporateTrust@providentbank.com



One East Fourth Street
Cincinnati, Ohio 45202
www.providentbank.com